     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2000.

                                                      REGISTRATION NO. 333-34670
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             SIGNALSOFT CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                               7372                              84-1268226
    (State or other jurisdiction         (Primary Standard Industrial               (I.R.S. Employer
 of incorporation or organization)       Classification Code Number)              Identification No.)

                             1495 CANYON BOULEVARD
                            BOULDER, COLORADO 80302
                                 (303) 381-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                ANDREW M. MURRAY
                        SENIOR VICE PRESIDENT OF FINANCE
                             SIGNALSOFT CORPORATION
                             1495 CANYON BOULEVARD
                            BOULDER, COLORADO 80302
                                 (303) 381-3000
                              FAX: (303) 381-3001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

              FRANCIS R. WHEELER, ESQ.                              PHILIP J. BOECKMAN, ESQ.
              J. GREGORY HOLLOWAY, ESQ.                              CRAVATH, SWAINE & MOORE
              HOLME ROBERTS & OWEN LLP                                   WORLDWIDE PLAZA
              1700 LINCOLN, SUITE 4100                                  825 EIGHTH AVENUE
               DENVER, COLORADO 80203                               NEW YORK, NEW YORK 10019
                   (303) 861-7000                                        (212) 474-1000
                 FAX (303) 866-0200                                    FAX (212) 474-3700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                    ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 28, 2000


PROSPECTUS
                                4,400,000 SHARES

                               [SIGNALSOFT LOGO]

                             SIGNALSOFT CORPORATION
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------
     We are selling 4,400,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 660,000 additional shares of common stock from us to cover over-allotments.


     This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $15.00 and $17.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SGSF," subject to notice of issuance.


                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                               PER SHARE      TOTAL
                                                              -----------   ----------
Public Offering Price                                         $             $
Underwriting Discount                                         $             $
Proceeds to SignalSoft (before expenses)                      $             $


     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about August   ,
2000.


                               ------------------

SALOMON SMITH BARNEY
                          DONALDSON, LUFKIN & JENRETTE
                                                                 LEHMAN BROTHERS


August   , 2000

DESCRIPTION OF ARTWORK FOR GATEFOLD.


The title of the graphic is Wireless Location Services: Key Enabler of Future Mobile Commerce



There are four stylized concentric circles in the main body of the graphic. Each circle has a label, specifically Wireless Network, Location Technologies, Internet and Mobile Commerce. The Wireless Network circle is in the center, the Location Technologies circle is next, the Internet circle is third, and the largest circle is Mobile Commerce. Through the middle of the Wireless Network circle is a cylinder with the label, Wireless Location Services(R). Below the four concentric circles is another cylinder with icons and labels of each of SignalSoft's products, specifically local.info(TM), Location Sensitive Billing, Wireless 911/112, Tracking, Location Manager, and MAPS. Below the product icons is the label, SignalSoft's Product Suite.



Around the edge of the Mobile Commerce circle are four pictures of people, each using a Mobile Commerce service. Each picture has a line leading to a small circle, which is overlaid on a picture of the New York City skyline. This small circle represents the location of the service that each person is looking for. Each picture also has a short description of a person using one of our services.




DESCRIPTION OF ARTWORK FOR INSIDE FRONT COVER

At the top of the page is SignalSoft's logo with the phrase, Wireless Location Services(R), directly beneath. At the bottom of the page is a picture of concentric circles formed in water with the overlaid phrase, "Now, it's not just who you are, but where you are."

DESCRIPTION OF ARTWORK FOR INSIDE BACK COVER


At the top of the page is the title "SignalSoft Partners." In the middle of the page is a stylized star. At each corner of the star are the categories of our various industry partners: Equipment, Location Technology, Distributors and Content.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. SIGNALSOFT CORPORATION HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. SIGNALSOFT IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED IN THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   33
Management..................................................   50
Principal Stockholders......................................   57
Certain Transactions........................................   59
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   64
Material Tax Considerations for Non-United States Holders...   66
Underwriting................................................   68
Legal Matters...............................................   70
Experts.....................................................   70
Available Information.......................................   70
Index to Financial Statements...............................  F-1

                             ---------------------

     Until           , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus, including our consolidated financial statements and the notes to those statements. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in the shares discussed under "Risk Factors."

                             SIGNALSOFT CORPORATION

     SignalSoft provides a suite of software products that enable the delivery of location-based voice and data services, or mobile location services, to wireless network operators. Our core software, which is designed to facilitate a range of applications and which we call our operating platform, and our software applications allow wireless network operators worldwide to unlock the value of a central element of mobile telephone networks -- the location of their users. The location of the wireless user will be fundamental to the delivery of many new services by wireless operators. We believe that mobile location services will be the key enabler of mobile commerce, or m-Commerce, which is the extension of Internet-based transaction activity commonly known as electronic commerce, or e-Commerce, to mobile phones and other mobile devices.

     We use the geographic location data generated by various third parties to offer information, billing, safety and tracking applications based on the location of the mobile user. With our products as an integral part of the wireless network, network operators can transform wireless location data into a strategic means to offer differentiated services, build customer loyalty and generate incremental revenue.

     Our operating platform enables wireless operators to use their network to provide mobile location services. We also offer wireless operators software applications in four categories of mobile location services: information, billing, safety and tracking. With our local.info(TM) product, a wireless user can personalize on-demand Internet content such as traffic updates, weather reports and restaurant reviews, in each case tailored to the user's current location. Our Location Sensitive Billing product allows wireless operators to customize billing plans and to charge differentiated rates based on the geographic location of the subscriber. Our Wireless 911 application ensures that the call of a wireless caller in distress is routed to the appropriate emergency services provider. Our BFound.com(TM) wireless tracking service tracks and manages trucks, freight and other portable assets using a standard wireless device and an Internet browser such as Microsoft Internet Explorer or Netscape Navigator.

     In order to reach wireless carriers worldwide, we market and sell our suite of products, which we call Wireless Location Services(R), to network operators through our direct sales force and to distributors, including wireless network equipment providers and other resellers, which then sublicense our products to network operators. Currently, most wireless operators that have licensed our products have done so by sublicensing our products from our distributors. We have entered into a variety of license-based and co-marketing relationships, which we call industry partnerships, with leading wireless equipment providers and other distributors in the wireless industry. We have also entered into industry partnerships with over 40 Internet content providers in connection with our local.info(TM) application, as well as with a number of companies that provide the geographic location data of wireless users.

     As of June 30, 2000, the network operators named below have commercially deployed or licensed our products.

--------------------------------------------------
DEPLOYED
--------------------------------------------------
NETWORK OPERATOR          PRODUCT(S)
--------------------------------------------------
 Ameritech                Wireless 911
--------------------------------------------------
 AT&T Wireless            Wireless 911
--------------------------------------------------
 diAx (Switzerland)       local.info(TM)
                          Location Manager
--------------------------------------------------
 Houston Cellular         Wireless 911
--------------------------------------------------
 Southwestern Bell        Wireless 911
 Mobile
--------------------------------------------------
 Sprint PCS               Wireless 911
--------------------------------------------------
 US West Wireless         Wireless 911
--------------------------------------------------
--------------------------------------------------
LICENSED
--------------------------------------------------
NETWORK OPERATOR          PRODUCT(S)
--------------------------------------------------
 AAPT (Australia)         local.info(TM)
                          Location Sensitive
                          Billing
                          Wireless 911
                          Location Manager
                          MAPS
--------------------------------------------------
 BellSouth                Wireless 911
--------------------------------------------------
 Triton PCS               Wireless 911
--------------------------------------------------
 US Unwired               Wireless 911
--------------------------------------------------

     As noted above, network operators that license our products through our distributors are not our direct customers. As a result, while we believe the above list encompasses all of the network operators who have commercially deployed or licensed our products, our distributors may have licensed our products to other operators without yet giving us notice.


     Among direct network operator customers, AT&T Wireless Services accounted for approximately 50% of our revenue in 1997 and 19% in 1998, Ameritech accounted for approximately 12% of our revenue in 1998, and diAx accounted for approximately 20% of our revenue in the six months ended June 30, 2000. The other network operators listed above represented 1% or less of our revenue in the aggregate in each of 1997, 1998 and the six months ended June 30, 2000. Our network operator customers accounted for approximately 15% of our revenue in the aggregate in 1999. Maintenance fees from our distributors, sales of our products to our distributors and professional services to our potential distributor and network operator customers accounted for the remainder of our revenue in those periods.


                                  OUR STRATEGY

     Our goal is to be the leading provider of software solutions that facilitate the delivery of mobile location services. The key elements of our strategy are to:

     - innovate and enhance our products and services;
     - create market demand for mobile location services and brand awareness for our Wireless Location Services(R) products;
     - establish a global presence;
     - strengthen and expand our industry partnerships; and
     - pursue selective acquisitions.

                             CORPORATE INFORMATION

     Our corporate headquarters are located at 1495 Canyon Boulevard, Boulder, Colorado 80302, and our telephone number is (303) 381-3000.

     Wireless Location Services(R), local.info(TM) and BFound.com(TM) are our trademarks. This prospectus also contains brand names, trademarks or service marks of other companies, and these brand names, trademarks or service marks are the property of those other holders.

                                  THE OFFERING

Common stock offered................     4,400,000 shares


Common stock to be outstanding
  after this offering...............     22,820,752 shares


Use of proceeds.....................     We plan to use the net proceeds from
                                         this offering for research and
                                         development, capital expenditures and
                                         other general corporate purposes.


Nasdaq National Market symbol.......     SGSF



     Unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based on the number of shares outstanding as of June 30, 2000, and:


     - gives effect to the conversion of all outstanding shares of preferred stock into 10,981,172 shares of common stock upon the completion of this offering;

     - includes 9,976 shares of common stock and 548,347 shares of common stock issuable upon conversion of shares of our Nova Scotia subsidiary, in both cases issued to acquire 100% of the common stock of BFound.com Services, Inc. in April and May 2000;


     - excludes 1,530,781 shares of common stock issuable upon exercise of outstanding options as of June 30, 2000 at a weighted average exercise price of $1.98 per share;


     - excludes 25,336 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2000 at a weighted average exercise price of $1.25 per share;

     - excludes 474,628 shares of common stock reserved for future grants under our 1995 nonqualified stock option plan as of June 30, 2000;

     - excludes 3,400,000 shares of common stock reserved for future grants under our 2000 equity incentive plan; and

     - assumes there is no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA


     You should read this summary data together with the audited consolidated financial statements, related notes and independent auditors' reports and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus. The following data for the years ending December 31, 1997, 1998 and 1999 have been derived from the audited financial statements included elsewhere in this prospectus. The data for the six months ended June 30, 1999 and 2000 and as of June 30, 2000 have been derived from the unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. Operating results for the six months ended June 30, 1999 and 2000 are not necessarily indicative of the results that may be obtained for the full year.



     Pro forma basic and diluted loss per share gives effect to the acquisition of BFound.com Services, Inc. and the automatic conversion of all outstanding shares of preferred stock to common stock to occur upon the completion of the offering as though it had occurred on January 1, 1999 or the issuance of the preferred stock, if later.



     The as adjusted balance sheet data give effect to the conversion of all outstanding shares of preferred stock upon completion of this offering, and our receipt of the estimated net proceeds from the sale of 4.4 million shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.



                                                                                      SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                    ---------------------------   -------------------
                                                     1997      1998      1999      1999       2000
                                                    -------   -------   -------   -------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue.....................................  $ 1,352   $ 1,080   $ 1,956   $   403    $ 4,826
Gross profit (loss)...............................      963       (47)      179      (403)     3,211
Loss from operations..............................   (1,498)   (4,788)   (7,605)   (4,110)    (6,662)
Net loss..........................................   (1,435)   (4,451)   (7,595)   (4,025)    (6,031)
Net loss attributable to common stockholders......  $(1,601)  $(5,272)  $(8,616)  $(4,500)   $(7,922)
                                                    =======   =======   =======   =======    =======
Basic and diluted loss attributable to common
  stockholders per share..........................  $ (0.25)  $ (0.83)  $ (1.35)  $ (0.70)   $ (1.15)
                                                    =======   =======   =======   =======    =======
Shares used to compute basic and diluted loss
  attributable to common stockholders per share...    6,334     6,385     6,387     6,387      6,916
                                                    =======   =======   =======   =======    =======
Pro forma basic and diluted loss per share........                      $ (0.58)             $ (0.36)
                                                                        =======              =======
Shares used to compute pro forma basic and diluted
  loss per share..................................                       15,723               18,455
                                                                        =======              =======



                                                                  JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 18,496     $83,033
Working capital.............................................    19,500      84,037
Total assets................................................    29,610      94,147
Long-term capital lease obligations.........................         4           4
Mandatorily redeemable convertible preferred stock..........    46,219          --
Total stockholders' equity (deficit)........................   (19,668)     91,088

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, as well as all of the other information in this prospectus, before deciding to buy our common stock. If any of the following risks occur, the market price of our stock could decline and you could lose all or a part of your investment.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY DATING BACK ONLY TO FEBRUARY 1995, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We commenced business operations in February 1995 and released our first product in 1997, and investors have only a very limited operating history on which to evaluate our business prospects. We may not continue to grow and may never achieve profitability. We are an early stage company in a new and developing sector of the wireless telecommunications industry, and it is uncertain whether we will be able to create, stimulate and maintain demand for our products and services. We cannot assure you that our current or future products will achieve or maintain commercial success. We cannot predict if we will ever achieve profitability, and if we do, we may not be able to sustain or increase profitability.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND NEGATIVE CASH FLOWS AND EXPECT TO INCUR SIGNIFICANT LOSSES AND HAVE CONTINUED NEGATIVE CASH FLOWS FOR THE NEXT SEVERAL YEARS.


     We have not been profitable since we began our business. We incurred net losses attributable to common stockholders of $0.1 million for the year ended December 31, 1995, $0.7 million for the year ended December 31, 1996, $1.6 million for the year ended December 31, 1997, $5.3 million for the year ended December 31, 1998, $8.6 million for the year ended December 31, 1999 and $7.9 million for the six months ended June 30, 2000. Our pro forma net losses attributable to common stockholders, after giving effect to the acquisition of BFound.com Services, Inc., were $4.5 million for the six months ended June 30, 1999 and $8.6 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $24.2 million. We expect to continue to incur losses, which may be substantial, and generate negative cash flows from operations for the next several years. We expect that for at least the next 12 months, our losses will continue to increase on a quarterly basis. We also anticipate that our expenses will continue to increase substantially in the foreseeable future as we expand our sales and marketing, research and development and general and administrative operations. These efforts may prove even more expensive than we currently anticipate. Our revenue must grow substantially if we are to offset these higher expenses and become profitable. Since our inception through June 30, 2000, we have generated only $10.0 million in revenue. We cannot predict if we will ever achieve profitability, and if we do, we may not be able to sustain or increase profitability. Future net losses could cause our stock price to decline.



A NUMBER OF INVESTORS MAY CLAIM THAT SOME PRESS RELEASES FORMERLY PROVIDED ON OUR WEB SITE GIVE THEM RIGHTS TO RESCISSION OR DAMAGES IN CONNECTION WITH THIS OFFERING. IF THE NUMBER OF VISITORS TO OUR WEB SITE WHO SAW THE PRESS RELEASES IS SUBSTANTIAL, THE RELEVANT INVESTORS PURCHASE A SUBSTANTIAL NUMBER OF SHARES OR OUR STOCK PRICE DROPS SIGNIFICANTLY, THE POTENTIAL DAMAGES COULD BE SIGNIFICANT AND OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER.



     From early March 2000, when we entered into discussions with the underwriters regarding this offering, until May 25, 2000, our web site contained a section that allowed access to press releases that were prepared by us and some of our industry partners prior to March 2000. One of these press releases, which was dated January 31, 2000, discussed the closing of our Series C preferred stock offering. It is possible that anyone who viewed these press releases on our web site after we began the registration process and who also purchased shares directly from the underwriters in this offering could claim that the press releases constituted a prospectus that did not meet the requirements of the Securities Act and thus represented an offer from us to that investor to purchase shares in this offering in violation of Section 5 of the Securities Act. If the posting of the press releases on our web site did constitute a violation of the Securities Act, that group of investors could have the right, for a period of one year from the date of their purchase of common stock in this offering, to obtain recovery of the consideration paid in connection with the purchase of their common stock or, if they had already sold the stock, sue us for damages resulting from their purchase of the stock. If the number of visitors to our web site who saw the press releases is substantial, the relevant investors purchase a substantial number of shares or our stock price drops significantly, the potential damages could be significant and our business, results of operations and financial condition could suffer.



     The press releases are no longer available on our web site. We advise anyone who has viewed the press releases on our web site not to rely on the information contained in these press releases in making a decision whether to purchase shares of common stock in this offering. All potential purchasers of our shares in this offering should rely only on the information set forth in this prospectus and should make an investment decision only after carefully reviewing and evaluating all of the information in this prospectus, including the risks described in this section.


BECAUSE THERE IS NO ESTABLISHED MARKET FOR MOBILE LOCATION PRODUCTS, AND THE PRODUCTS WE EXPECT TO GENERATE SIGNIFICANT PORTIONS OF OUR REVENUE HAVE ACHIEVED LITTLE OR NO MARKET ACCEPTANCE, OUR FUTURE SUCCESS IS UNCERTAIN.

     The market for mobile location products and services is new and its potential is uncertain. In order to be successful, we need wireless network operators to launch and maintain mobile location services utilizing our Wireless Location Services(R) products, but we cannot be sure that wireless carriers will accept our products or that a sufficient number of wireless users will purchase mobile location services from their wireless carriers. To date, a number of wireless carriers have implemented our Wireless 911 product, but their roll-outs have been limited and we have recognized little subscriber revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." We anticipate that our local.info(TM) and Location Sensitive Billing products and our planned Wireless Tracking product will account for the majority of our revenue in the future. All of these products are currently at an early stage, and their full potential is unknown. Currently, we have one commercial deployment of local.info(TM) and no commercial deployments for Location Sensitive Billing, and we are in the process of integrating our BFound.com(TM) tracking service with our operating platform. See
"Business -- SignalSoft's Products and Services -- Software Applications." We cannot be sure that the market will accept local.info(TM), Location Sensitive Billing or Wireless Tracking or that these products will generate any material revenue. If significant sales of local.info(TM), Location Sensitive Billing or Wireless Tracking do not develop, our financial condition and results of operations may suffer.

WE RELY TO A SUBSTANTIAL DEGREE ON A FEW KEY CUSTOMERS, AND OUR REVENUE MAY DECLINE IF WE FAIL TO RETAIN THESE CUSTOMERS OR ADD NEW CUSTOMERS.


     We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenue from a limited number of customers. After a customer licenses a product, we do not receive any more revenue from that customer, except for any consulting and maintenance fees, until and unless they purchase a new version of the product, add more subscribers or, in the case of non-perpetual licenses, renew the license for another period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Revenue." Our sales volume to specific customers is likely to vary from year to year and quarter to quarter. Our two largest customers in the six months ended June 30, 2000, accounted for approximately 56% and 20% of our revenue. Our two largest customers in 1999 accounted for approximately 46% and 16% of our revenue, and our two largest customers in 1998 accounted for approximately 45% and 19% of our revenue. In 1999, one of our industry partners purchased a pre-paid license, which accounted for approximately 85% of our 1999 license fees. In addition, receivables from six of our customers represented approximately 59% of our total trade accounts receivable at December 31, 1998, 59% at December 31, 1999 and 89% at June 30, 2000. Because we are likely to be receiving payments from a small number of customers, a failure by any single customer to pay us on time or at all could materially adversely affect our revenue. In addition, because there are relatively few network operators worldwide, any substantial loss of business from an existing or potential customer to a competitor could result in a shortfall in revenue that could not readily be offset by other revenue sources.

OUR SALES CYCLE IS LONG AND OUR REVENUE IS UNPREDICTABLE, AND OUR STOCK PRICE COULD DECLINE IF SALES ARE DELAYED OR CANCELED OR IF REVENUE FALLS SHORT OF EXPECTATIONS.

     Licensing our software is a long and complex process. In the past, our sales cycle has generally ranged from three to 18 months. Because our software represents a substantial investment, wireless carriers may take several months to evaluate our products, determine the size of the subscriber base to be covered and obtain the necessary expenditure authorizations and financings. This process may be extended if our industry partners are marketing our products as part of a larger project or system. Any delay in sales of our products could cause our operating results to vary significantly from projected results, which could cause our stock price to decline. In addition, the up-front payment structure of many of our licenses also makes our revenue irregular and could cause our operating results to vary significantly. Also, we may not accurately predict the sales of our products by our industry partners, since our industry partners do not always keep us informed about the status of possible sales and other revenue opportunities to their customers. Sales of our products by our industry partners also depend on the timing of the roll-out of their own products and systems. We have no control over the timing of our industry partners' roll-outs, and we may not be informed of when these roll-outs will occur, if at all.

     Because of these factors and our limited revenue history, it is especially difficult to forecast our revenue and operating results. Our inability to accurately predict the timing and magnitude of our sales could cause a number of problems, including that:

     - we may have difficulty meeting our customers' delivery requirements in the event many large orders are received in a short period of time;

     - we may expend significant management efforts and incur substantial sales and marketing expenses in a particular period that do not translate into orders during that period or at all; and

     - we may have difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving orders or delays in receiving payment for our products and services.

     The problems resulting from our lengthy and variable sales cycle could impede our growth, harm our stock price, and restrict our ability to take advantage of new opportunities.

OUR QUARTERLY OPERATING RESULTS VARY SIGNIFICANTLY, AND OUR STOCK PRICE COULD FALL IF WE FAIL TO MEET THE EXPECTATIONS OF INVESTORS AND ANALYSTS.

     Our revenue and earnings may fluctuate from quarter to quarter based on such factors as:

     - the number, size and rate of customer deployments;

     - the terms of licenses and other customer contracts, including the up-front payment structure of many of our licenses;

     - the length and complexity of our sales cycle;

     - the timing of costs related to product launches;

     - delays in or lack of market acceptance of our products;

     - the adequacy of provisions for losses;

     - the accuracy of estimates of resources required to complete customer deployments;

     - pricing and other competitive pressures; and

     - general economic conditions.

     Our industry also may experience some seasonality in sales. For example, sales in the United States may be higher in the fourth quarter, and consequently lower in the first quarter, due to our customers' desire to spend their full budget by year end. In addition, sales in Europe may be lower in the third quarter of the year due to summer vacations. A high percentage of our operating expenses, especially personnel and rent, are relatively fixed in amount. As a result, unanticipated declines in revenue in a quarter will likely result in greater losses for that quarter.

WE ARE DEPENDENT ON THIRD-PARTY LOCATION SERVICES COMPANIES TO MANUFACTURE AND INSTALL FCC-COMPLIANT LOCATION EQUIPMENT, AND WITHOUT SIGNIFICANTLY INCREASED USAGE OF THIS EQUIPMENT, SUFFICIENT DEMAND FOR OUR PRODUCTS MAY NEVER MATERIALIZE.

     We rely on third-party providers to manufacture and deploy devices that determine the geographic location of wireless users for wireless network service providers. Currently, we estimate that less than 1% of the wireless network in the United States and in Europe is equipped with location devices that meet the improved technology standards that the Federal Communications Commission, or FCC, currently requires and the European Union is now considering. See
"Business -- Mobile Location Services: The FCC's 911 Mandate." The rest of the wireless network is equipped with cell sector technology, which provides a broad location estimate, based on the location of the tower and the set of antennas with which the mobile phone is communicating, by identifying the approximate middle point of the antenna's range. This technology can identify which cell sector a wireless user is in, but cannot precisely locate the user within that cell sector. Network operators and wireless users may never exhibit sufficient demand for our mobile location services unless more precise location technology is installed over much more of the wireless network. Technical failures, time delays or the significant costs associated with developing or installing improved location technology devices could slow down or stop the deployment of our mobile location products. If deployment of improved location technology is delayed or stopped, market acceptance of our products may be adversely affected, since our products would have less functionality for carriers and users.

     Phase I of the FCC's 911 mandate required operators to be able to locate 911 callers by April 1, 1998, but we estimate that less than 5% of all wireless network operations in the United States currently comply with Phase I. Phase II of the FCC's mandate requires operators to be able to locate callers even more precisely by October 1, 2001. We do not expect that most of the location technology that network operators may use on the deadline date will be accurate enough to meet the FCC's Phase II requirement. Because we rely on third-party location technology instead of developing the technology ourselves, we have little or no influence over its improvement. If the technology never becomes precise enough to satisfy wireless users' needs or the FCC's requirements, we may not be able to increase or sustain demand for our products and services.

IF WIRELESS DEVICES ARE NOT WIDELY ADOPTED FOR INTERNET-BASED SERVICES, OUR BUSINESS COULD SUFFER.

     Individuals currently use many competing products, such as portable computers and personal data assistants, to remotely access the Internet and email. Unlike wireless telephones, these products generally are designed for the visual presentation and input of data. If mobile users do not accept wireless telephones as a method of accessing Internet-based services, that lack of acceptance could have a material adverse effect on our financial condition and results of operations. There are many technological and market barriers that must be overcome before the possibilities of mobile commerce, or m-Commerce, become reality, including:

     - limited display capability and difficulty of data input in wireless telephones;

     - substantially slower connection speeds of wireless telephones compared to competing products;

     - lack of mobile applications and content customized for use on wireless telephones;

     - variety of competing wireless communication technologies, which may prevent standardization and confuse wireless users;

     - general unavailability of wireless devices that incorporate m-Commerce capable technology; and

     - challenge of developing handsets that reconcile wireless users' desires for high speed and power, ease of use, long battery life, small size and light weight.

     Mass market acceptance of m-Commerce is unlikely unless and until manufacturers and content providers successfully address these obstacles. Because we do not manufacture equipment or create content ourselves, we rely on third parties to make these advances and can do little to achieve the necessary improvements on our own. We cannot assure you that these hurdles can be overcome or, even if they are, that wireless users will embrace m-Commerce.

IF MOBILE EQUIPMENT MANUFACTURERS DO NOT OVERCOME CAPACITY, TECHNOLOGY AND EQUIPMENT LIMITATIONS, M-COMMERCE MAY NOT GROW AND WE MAY NOT BE ABLE TO SELL OUR PRODUCTS.

     The wireless technology currently in use by most wireless carriers has limited bandwidth, which restricts network capacity to deliver bandwidth-intensive applications like data services to a large number of users. Because of capacity limitations, wireless users may not be able to connect to their network when they wish to, and the connection is likely to be slow, especially when receiving data transmissions. Data services also may be more expensive than users are willing to accept due to difficulties in transmitting data over wireless networks. The possibility of someday offering streaming video features on a wireless handset is also unlikely if network capacity is not increased. These problems will intensify to the extent that the number of wireless users increases and m-Commerce becomes more common. To overcome these obstacles, wireless equipment manufacturers will need to develop new technology, standards, equipment and devices that are capable of providing higher bandwidth services at lower cost. We cannot be sure that manufacturers will be able to develop technology and equipment that reliably delivers large quantities of data at a reasonable price. If more capacity is not added, a sufficient market for mobile location services is not likely to develop or be sustained, which would adversely affect the sales of our products.

CONCERNS ABOUT PERSONAL PRIVACY AND COMMERCIAL SOLICITATION MAY LIMIT THE GROWTH OF MOBILE LOCATION SERVICES AND REDUCE DEMAND FOR OUR PRODUCTS.

     In order for mobile location products and services to function properly, wireless carriers must locate their subscribers and store information on each subscriber's location. Although data regarding the location of the wireless user resides only on the wireless carrier's systems, users may not feel comfortable with the idea that the wireless carrier knows and can track their location. Carriers will need to obtain subscribers' permission to gather and use the subscribers' personal information, or they may not be able to provide customized mobile location services which those subscribers might otherwise desire. If subscribers view mobile location services as an annoyance or a threat to their privacy, that could reduce demand for our products and cause our sales to decline.

     Internet content providers may also create profiles of wireless users, which may include personal information about the user and his or her habits and preferences. Wireless users may object to the existence of a detailed personal profile or the use of this profile to deliver customized services, and may decline to provide personal information to their wireless carrier or refuse permission for content providers to use their information. For example, Internet content providers have considered matching online users' anonymous Internet activity with their personal information, such as name, address and credit card number. Public outcry from individuals and consumer groups has thus far prevented the adoption of this plan. Also, federal and state laws currently limit access to and use of consumer information, and these laws may be expanded or be interpreted to cover the wireless market.

WE DEPEND HEAVILY ON EQUIPMENT PROVIDERS AND DISTRIBUTORS, AND OUR REVENUE MAY DECLINE IF WE ARE UNABLE TO ESTABLISH OR MAINTAIN RELATIONSHIPS WITH THEM.

     We rely on equipment providers and other distributors of wireless equipment to market our products as part of their own product and service offerings to their customers. In 1999, one distributor purchased a pre-paid license, which accounted for 85% of our license fees. Although we have entered into contracts or relationships with some of these companies, we cannot be sure that we will be able to develop or to maintain satisfactory relationships on acceptable commercial terms with our current industry partners or with any other company. Generally, our agreements allow our industry partners to terminate the relationship on relatively short notice. In addition, our industry partners have limited or no obligation to exert any particular effort in, or spend any money in, marketing or sublicensing our products and services. We currently compete against some of our industry partners, and may have to compete against more of our industry partners in the future if they decide to develop their own mobile location products. Any industry partner that becomes our competitor will likely terminate their relationship with us, and our business may suffer if we cannot find a new industry partner to replace that relationship. We cannot assure you that we will be able to find a replacement on a timely basis or on acceptable terms. Even if an industry partner that competes with us chooses not to terminate our relationship, that industry partner will likely not promote our products and services as vigorously as it promotes its own competing products and services. Failure to create or sustain the relationships we need may delay or stop the growth of our business.

WE MUST CONTINUE TO FORM RELATIONSHIPS WITH CONTENT PROVIDERS AND ENCOURAGE THE DEVELOPMENT OF ACCURATE, USEFUL CONTENT AND APPLICATIONS FOR WIRELESS DEVICES, OR OUR LOCAL.INFO(TM) PRODUCT MAY NOT BE ATTRACTIVE TO WIRELESS OPERATORS AND USERS AND OUR BUSINESS MAY SUFFER.

     In order to encourage subscriber demand for mobile location services and m-Commerce, we need to form additional relationships with content providers and promote the development of Internet-based applications and content for the wireless telephone market. Although we have entered into contracts or arrangements with some content providers, we cannot be sure that we will be able to develop or to maintain satisfactory relationships with these parties on acceptable commercial terms. We also will need to enter into relationships with a significant number of additional content providers. If content providers do not create enough desirable applications and content for Internet-based services over wireless telephones, our business could suffer. If the content we deliver through our relationships with providers is inaccurate or not useful to users, or if sufficient user demand for the available content does not develop, that also could delay or stop the growth of our business.

IF WE ARE UNABLE TO INTEGRATE OUR PRODUCTS WITH THIRD-PARTY TECHNOLOGY, OUR BUSINESS MAY SUFFER.

     Our products may not operate properly when integrated with the equipment and systems of our customers, or when used to deliver services to a large number of wireless subscribers. In particular, our products must be compatible with mobile telephone switches, which direct calls to various parts of the network. These switches can be manufactured according to many different standards and may have different variations within each standard. Combining our products with each type of switch requires a specialized interface and extensive testing. Because we have not yet tested our products for compatibility with all types of switches, we may encounter obstacles when we attempt to integrate our products with a particular switch. If our software is not compatible with a third-party provider's technology, we may not be able to sell our products and services to that provider, or they may require us to make changes to our products. These problems may also delay our sales or increase our expenses. We may not be able to redesign our products to be compatible with our customers' systems at all, or within the time period our customers are willing to accept. We have a limited number of Location Manager, MAPS, Wireless 911 and BFound.com(TM) installations, one deployment of local.info(TM)and no commercial installations of our Location Sensitive Billing product. Based on the limited market acceptance of our products to date, it is difficult to predict how many or what kinds of compatibility problems we may have.

WE HAVE LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE SUBJECT TO CLAIMS ALLEGING INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     We rely on a combination of trade secrets, non-disclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our proprietary rights. Because we operate in a new and developing sector of the telecommunications industry that requires advanced technology and software, our future success may be dependent, in part, upon our proprietary methodologies, tools and other intellectual property rights. Although we have several pending U.S. and international patent applications, we cannot assure you that patents will issue, or that any issued patents will provide a meaningful barrier to competition. We have rights under one issued patent based on a joint submission with Motorola. Motorola holds actual title to the patent. Motorola may assign rights under the patent to others without our consent or may choose to use the patent and compete directly against us. The steps we take may not always be adequate to deter misappropriation of our proprietary information, and we may not always be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. Our intellectual property may not prevent others from developing or offering similar products and services. We cannot be sure that a third party will not assert an infringement claim against SignalSoft in the future, or if asserted, that we will be able to successfully defend against any such claim.

WE FACE STRONG COMPETITION, AND OUR REVENUE COULD DECLINE IF WE ARE NOT ABLE TO COMPETE SUCCESSFULLY WITH OTHER MOBILE LOCATION SERVICES PROVIDERS.

     The mobile location services market is evolving rapidly. We may not be successful in competing against our current and future competitors. There are competitors for each of our product offerings. In particular, several companies have developed solutions to comply with the FCC mandate for emergency 911 specifications. See "Business -- Mobile Location Services: The FCC's 911 Mandate." We also compete against our current industry partners to the extent they also offer mobile location services, and this may result in the termination of our relationships with these industry partners. We expect competition in our industry to be even more intense in the future as new competitors, such as additional wireless equipment providers, enter the market. Many of our current and potential competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources than we have. Increased competition or our failure to compete successfully is likely to result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs, loss of market share, or any combination of these problems.

IF WE CANNOT ANTICIPATE OR RESPOND EFFECTIVELY TO CHANGES IN THE EVOLVING MOBILE LOCATION SERVICES MARKET, OUR PRODUCTS MAY NEVER ACHIEVE MARKET ACCEPTANCE.

     The mobile location services industry is a new and emerging industry, and its evolution will depend on user needs and demand. We cannot predict the rate of adoption of mobile location services by wireless network operators or wireless subscribers, or the price they will be willing to pay for these services. Many wireless users rarely leave their home service area, which may limit the market for some of our products and services. As a result, it is extremely difficult to predict the pricing of these services and the future size and growth of this market. Our future success will depend, in large part, on our ability to charge accurately for our products and services, control expenses and maintain customer contract quality. We may never achieve market acceptance of our products and services.

IF WE DO NOT EXPAND INTO NEW CLASSES OF PRODUCTS, OUR BUSINESS MAY NOT GROW OR MAY DECLINE.

     To increase revenues, we will need to expand our operations over time by improving our existing products and introducing new products. Many of the most innovative and potentially appealing features of mobile location services -- such as e-coupons, targeted advertising and comparison shopping services -- are not yet available. Expansion may strain our management, financial and operational resources. Gross margins attributable to new classes of products may be lower than those for our initial products. The life cycle of our current products is difficult to predict, and we may not have new products or services commercially available on a timely basis. Our expansions into new product categories may not be timely and may not generate enough revenue to offset the related costs. In addition, any new product that is not favorably received by consumers could damage our reputation. In this prospectus, we predict when we expect to introduce some new products. Given the nature of new product development and commercialization, we may miss those target dates and could altogether fail to develop and launch those products.

WE ARE VULNERABLE TO THE RAPID EVOLUTION OF TECHNOLOGY, AND OBSOLESCENCE IN THE TECHNOLOGY WE USE COULD HARM OUR BUSINESS PROSPECTS.

     Our success will depend in part on our ability to develop solutions that keep pace with continuing changes in location-based services technology, evolving industry standards and regulations and changing customer objectives and preferences. In particular, new technologies for switches, platforms and land line and wireless telephones are constantly emerging, and it takes time for the market to agree upon new standards from among the competing technologies. We cannot be sure that we will adequately address these developments on a timely basis or, even if we do address these developments, that we will be successful in the marketplace. In addition, others may develop products or technologies that render our current services non-competitive or obsolete.

OUR GROWTH MAY BE DIFFICULT TO MANAGE AND MAY BE SLOWED IF WE CANNOT OBTAIN THE MANAGERIAL AND OPERATIONAL RESOURCES WE NEED.


     Our growth has placed and is likely to continue to place significant demands on our management, administrative and operational resources. Since we commenced business operations in February 1995 through June 30, 2000, SignalSoft's full-time employees increased from three to 127. A large part of that increase, from 63 to 127, has occurred since December 31, 1999. Managing growth effectively will require us to continue developing and improving our operational, financial and other internal systems, as well as our business development capabilities, and to attract, train, retain, motivate and manage employees. We expect that we will need to hire a significant number of new employees.


WE RELY UPON KEY MANAGEMENT AND TECHNICAL PERSONNEL, AND OUR REVENUE MAY DECLINE IF WE CANNOT ATTRACT OR RETAIN QUALIFIED EMPLOYEES.

     Our success for the foreseeable future will depend largely on the continued services of our senior management team and our ability to attract, train and retain highly skilled employees, especially customer deployment and other senior technical personnel. Currently, none of our employees, including the members of our senior management, is a party to an employment agreement with us. We expect to need to hire a significant number of additional employees. We encounter significant competition for employees with the technical skills required to perform the services we offer. Our ability to attract and retain qualified personnel in the future will have a critical impact on our ability to:

     - adequately manage and complete our existing customer contracts and to bid for or obtain new customer contracts;

     - deploy our products and integrate them with wireless networks;

     - conduct research and development;

     - bring together sufficient local resources to expand our international operations; and

     - appropriately staff projects with a limited life span and reassign those employees to other tasks when the project is finished.

     To the extent we hire a significant number of new employees, our compensation costs will also increase. Competition for new employees will increase the compensation we must pay to these new employees, and thus our per-employee compensation costs will increase as well.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE BFOUND.COM OR ANY FUTURE ACQUISITIONS WE MAY MAKE, AND THE COSTS AND MANAGEMENT EFFORTS OF COMBINING ACQUIRED COMPANIES AND TECHNOLOGY WITH OUR BUSINESS MAY BE SIGNIFICANT.

     In April and May 2000, we acquired 100% of the common stock of BFound.com, a British Columbia company that provides a mobile location service that allows its customers to track the location of their trucks, freight and other portable assets over the Internet. Because BFound.com invests heavily in research and development, and because we expect to continue this level of investment, the acquisition will increase our operating losses during the next several years. BFound.com has a history of operating losses since its founding in November 1995 and may never become profitable. In 1999, BFound.com incurred a loss of $0.3 million, and in the six months ended April 30, 2000, it incurred a loss of $0.5 million. We cannot be sure that BFound.com's business will grow or remain stable. We plan to incorporate BFound.com's technology into our products, and this process may take longer or cost more than we currently estimate, or we may not be successful at all.

     Although BFound.com is our only acquisition to date, we may acquire other companies or technology in the future to grow our business or expand the products and services we offer. Entering into acquisitions such as the BFound.com acquisition involves many risks which could materially harm our business, including the:

     - diversion of management's attention from other business concerns;

     - failure to effectively assimilate the acquired technology or company into our business;

     - loss of key employees from either SignalSoft or the acquired business;

     - assumption of significant known and unknown liabilities of the acquired company;

     - amortization of goodwill of the acquired company and the incurrence of other charges that adversely affect our operating results;

     - incurrence of substantial debt to fund the acquisition;

     - overpaying for the acquired company as a result of competition with other potential buyers; and

     - significant transaction costs, including fees paid to advisors to negotiate the transaction.

     Future acquisitions by us also may dilute your holdings in SignalSoft if we issue equity securities in any acquisition transaction. In addition, we may not be able to complete desirable acquisitions in a timely manner or on terms we find acceptable.

INTERNATIONAL EXPANSION IS AN IMPORTANT PART OF OUR STRATEGY, AND FOREIGN OPERATIONS INVOLVE ADDITIONAL BUSINESS, ECONOMIC AND POLITICAL RISKS, WHICH COULD LIMIT OUR ABILITY TO SUCCESSFULLY CARRY OUT OUR STRATEGY.


     We currently have offices in the United Kingdom, Victoria, British Columbia and Stockholm, Sweden. We have begun staffing sales and operations positions in the Asia-Pacific region. Expansion of our customer base internationally is an important part of our growth strategy. During the six months ended June 30, 2000, approximately 30% of our revenue resulted from sales outside the United States, predominantly in Europe. A number of risks may adversely affect our plans to expand internationally, including the following risks:


     - difficulties in localizing our products and services for foreign markets;

     - challenges in recruiting and managing qualified employees who are located near our foreign operations or are willing to move there;

     - difficulties in establishing and maintaining relationships with foreign industry partners, who are an important part of our marketing strategy;

     - a variety of foreign laws and regulations, including laws and regulations specifically relating to the telecommunications industry, which may differ from U.S. laws and regulations and from each other;

     - legal uncertainties, delays and expenses associated with tariffs, export licenses and other trade barriers;

     - inadequate protection of intellectual property in foreign countries;

     - political and economic instability;

     - adverse tax consequences; and

     - longer payment cycles.

     We have little direct experience in dealing with these issues, as we have had only one international deployment to date. If any of these risks related to international expansion occur, that might delay or stop our foreign expansion plans or reduce our international revenue.

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

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN CURRENCY EXCHANGE LOSSES.

     As we expand our operations outside the United States, we will conduct more of our business in currencies other than the U.S. dollar. Fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. We currently have one major contract in a foreign currency and have experienced some fluctuations in the value of payments made to us under that contract. This risk will increase to the extent our international revenue increases. We cannot predict the effect of exchange rate fluctuations on our future operating results. We have no experience in entering into currency hedging contracts, and if we use hedging to try to manage any future foreign currency exposure, we may incur hedging-related losses.

WE MAY NEED ADDITIONAL CAPITAL, POSSIBLY WITHIN THE NEXT 12 MONTHS, AND ADDITIONAL FUNDING COULD DILUTE OUR STOCKHOLDERS, IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS OR BE UNAVAILABLE.

     We anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to fund our operating losses for approximately the next 12 months. Unlike many of our competitors and potential competitors, our only current source of borrowing for working capital and general corporate purposes is a revolving bank line of credit for up to $0.4 million. This line of credit matures in April 2001. If our plans or assumptions change or are inaccurate, or we make any acquisitions, we may need to seek capital sooner than anticipated. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to our common stock. If we obtain additional funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to carry out our business strategy.

OUR SOFTWARE PRODUCTS MAY CONTAIN DEFECTS OR ERRORS THAT COULD DAMAGE OUR REPUTATION, RESULT IN INCREASED COSTS AND SUBJECT US TO PRODUCT LIABILITY CLAIMS.

     The software products we develop are complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing industry in which we operate. Products that are as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. These errors or defects may include incorrect routing of or failure to route a call, delivery of incorrect information or no information at all to a subscriber, or failure to charge the appropriate rate for a call based on the subscriber's location. Our products may not be free from errors or defects even after they have been tested, which could result in the rejection of our products by our customers and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs.

     We may also be subject to claims for damages related to any errors in our products. A major product liability claim could materially adversely affect our business by diverting the time and attention of our employees away from our business, by damaging our reputation and by requiring us to pay damages. Defending against a product liability lawsuit is often very expensive and could limit our ability to invest in sales, marketing and research and development. Any diversion of funds away from our business and product development efforts could harm our future prospects.

WE COULD LOSE THE ABILITY TO USE NET OPERATING LOSSES, WHICH MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.


     As of June 30, 2000, we had total net operating loss carryforwards, or NOLs, of approximately $18.6 million for income tax purposes. These NOLs, if not utilized to offset taxable income in future periods, will expire in various amounts through 2020. Applicable U.S. federal income tax law imposes limitations on the ability of corporations to use NOLs if the corporation experiences a more than 50% change in ownership during any three-year period. We cannot assure you that we will not take actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the Internal Revenue Service, or IRS, and are thus subject to adjustment or disallowance resulting from any such IRS examination. Accordingly, you should not assume the unrestricted availability of our currently existing or future NOLs, if any, in making your investment decisions. If we are unable to use our NOLs to offset our taxable income, our future tax payments will be higher and our financial results may suffer.

CHANGES IN GOVERNMENT REGULATION COULD INCREASE OUR EXPENSES OR DECREASE THE DEMAND FOR OUR PRODUCTS.

     We are not currently subject to direct regulation by the Federal Communications Commission, or FCC, or any other governmental agency, except for regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. For example, concerns about personal privacy could result in regulations limiting the use of mobile location services. A European Union, or EU, directive prohibits the transmission of personally identifiable data to third countries -- including the United States -- that are deemed to provide inadequate privacy protection for that information. The United States and the EU recently signed a data privacy agreement, which includes standards that U.S. companies will be able to use to comply with the EU directive. Wireless network operators are currently regulated by the FCC and any regulations that affect them could also increase our costs, limit our access to their networks and subscribers or reduce our ability to continue selling and supporting our products and services.


OUR MANAGEMENT HAS NOT YET IDENTIFIED SPECIFIC USES FOR UP TO $40 MILLION, OR 62%, OF THE NET PROCEEDS OF THIS OFFERING, WHICH MAY INCREASE THE RISK THAT THE PROCEEDS WILL NOT BE APPLIED EFFECTIVELY.


     Our management will have broad discretion in determining how to use the proceeds of the offering. Currently, our management has not identified specific uses for approximately $25 million to $40 million, or 39% to 62%, of the net proceeds of this offering, assuming no exercise of the over-allotment option. Accordingly, we can spend the proceeds from the offering in ways which turn out to be ineffective or with which our stockholders may not agree.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price is substantially higher than the net tangible book value per share of our common stock immediately after this offering. You will incur additional dilution if holders of stock options and warrants, whether currently outstanding or subsequently granted, exercise their options or warrants. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of approximately $12.20 in the net tangible book value per share of the common stock you purchase in this offering. See "Dilution."


THE OWNERSHIP OF OUR COMPANY IS CONCENTRATED AMONG A LIMITED NUMBER OF STOCKHOLDERS, AND THIS COULD DEPRESS OUR STOCK PRICE OR PREVENT A CHANGE OF CONTROL THAT COULD OTHERWISE BE BENEFICIAL TO OUR STOCKHOLDERS.

     Immediately after this offering, our five largest stockholders, including our founders and entities affiliated with one of our directors, will own more than 50% of our outstanding common shares. These stockholders may, if they act together, exercise significant influence over all matters requiring stockholder approval after this offering, including the election of directors and the determination of significant corporate actions. This concentration of ownership could depress our stock price or delay or prevent a change in control that could be otherwise beneficial to our stockholders.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Provisions of our restated certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

     - authorizing the board to issue preferred stock;

     - prohibiting cumulative voting in the election of directors; and

     - limiting the persons who may call special meetings of stockholders.

     We have also approved an amendment to our certificate of incorporation to establish a classified board in which only a third of the total board members will be elected at each annual stockholders' meeting. The amendment will become effective on the closing of this offering.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, level of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors are described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $64.5 million in net proceeds from this offering, based upon the sale of 4.4 million shares of common stock at an assumed initial public offering price of $16.00 per share, the mid-point of the offering range on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $74.4 million.


     We intend to spend approximately $20 million to $30 million on research and development expenditures and approximately $5 million to $10 million on capital expenditures from the beginning of 2000 through the end of 2001. We intend to spend the remainder of the net proceeds for general corporate purposes, although we have not identified amounts to be spent for any specific purpose.


     The actual amount of net proceeds we spend on a particular use will depend on many factors, including our future revenue growth; additional financing sources, if any; availability and desirability of acquisition candidates; the amount of expenditures required for other uses; and the amount of cash generated or used by our operations. Many of these factors are beyond our control. Therefore, our management will have broad discretion in the use of the net proceeds.

     Until we use the net proceeds of this offering as described above, we intend to invest the net proceeds in short-term investment-grade marketable securities.

     Although we have a need for only a portion of the proceeds of this offering in order to fund our operations, we are conducting an initial public offering at this time primarily in order to position ourselves more strongly in our market, to create a public market for our common stock and to facilitate our future access to the public capital markets.

                                DIVIDEND POLICY

     For the foreseeable future we plan to retain our earnings, if any, to reinvest in our business. We have never declared or paid any dividends. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as the board of directors, in its sole discretion, may consider relevant.

                                 CAPITALIZATION


     The following table sets forth our cash position and capitalization as of June 30, 2000:



     - on an actual basis;



     - as adjusted to give further effect to the conversion of all of our outstanding preferred stock into 10,981,172 shares of common stock upon completion of this offering and the sale in this offering of 4.4 million shares of common stock, assuming an initial public offering price of $16.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.


     Please read this table in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                  JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Cash and cash equivalents...................................  $ 18,496    $ 83,033
                                                              ========    ========
Long-term capital lease obligations.........................  $      4    $      4
                                                              --------    --------
Mandatorily redeemable convertible preferred stock..........    46,219          --
Stockholders' equity (deficit):
  Common stock, par value $.001; 20,600,000 shares
     authorized actual (65,000,000 shares as adjusted);
     7,439,580 shares issued and outstanding actual
     (22,820,752 shares as adjusted)........................         7          23
  Additional paid in capital................................     8,314     119,054
  Deferred stock option compensation........................    (3,808)     (3,808)
  Accumulated other comprehensive loss......................        (7)         (7)
  Accumulated deficit.......................................   (24,174)    (24,174)
                                                              --------    --------
     Total stockholders' equity (deficit)...................   (19,668)     91,088
                                                              --------    --------
     Total capitalization...................................  $ 26,555    $ 91,092
                                                              ========    ========



     The number of common shares to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000 and does not include:



     - 1,530,781 shares that could be issued upon the exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $1.98 per share.


     - 25,336 shares that may be issued upon the exercise of warrants outstanding as of June 30, 2000 at a weighted average exercise price of $1.25 per share.


     - 474,628 shares of common stock reserved for future grants under our 1995 nonqualified stock option plan.


     - 3,400,000 shares of common stock reserved for future grants under our 2000 equity incentive plan.

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 2000, assuming conversion of all outstanding preferred stock into common stock, was $22.3 million or $1.21 per share. Pro forma net tangible book value per share is the amount of pro forma total tangible assets minus total liabilities, divided by our pro forma common shares outstanding, after giving effect on a pro forma basis to the conversion of all outstanding shares of preferred stock into 10,981,172 shares of common stock upon the completion of this offering.



     After giving effect to our sale of 4.4 million shares of common stock in this offering, at an estimated initial public offering price of $16.00 per share, the mid-point of the offering range and after deducting the estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of June 30, 2000, would have been $86.8 million or $3.80 per share. This represents an immediate dilution in net tangible book value of $12.20 per share to new stockholders purchasing our common stock in this offering, and an immediate increase in net tangible book value of $2.59 per share to existing common stockholders and preferred stockholders who automatically convert to common stockholders concurrently with the sale of common stock to new stockholders. Dilution per share represents the difference between the price per share paid by new stockholders for the shares issued in this offering and the pro forma net tangible book value per share immediately after the completion of the offering. The following table illustrates this net tangible book value per share dilution:



Assumed initial public offering price per share.............          $16.00
                                                                      ------
  Pro forma net tangible book value per share before the
     offering...............................................  $1.21
                                                              -----
  Increase in net tangible book value per share attributable
     to the offering........................................   2.59
                                                              -----
Pro forma net tangible book value per share of common stock
  after this offering and after giving effect to the
  conversion of all outstanding shares of preferred stock...            3.80
                                                                      ------
Dilution per share of common stock to new investors.........          $12.20
                                                                      ======


     The following table summarizes the difference between the existing stockholders and new investors with respect to the total number of shares of common stock purchased and the total cash and non-cash consideration paid. Share information for existing stockholders assumes the conversion of all outstanding shares of preferred stock into an equal number of shares of common stock.


                                      PURCHASED SHARES      TOTAL CONSIDERATION
                                    --------------------   ----------------------   AVERAGE PRICE PAID
                                      NUMBER     PERCENT      AMOUNT      PERCENT       PER SHARE
                                    ----------   -------   ------------   -------   ------------------
Existing stockholders.............  18,420,752     80.7%   $ 48,364,188     40.7%         $ 2.63
New investors.....................   4,400,000     19.3      70,400,000     59.3           16.00
                                    ----------    -----    ------------    -----
          Total...................  22,820,752    100.0%    118,764,188    100.0%
                                    ==========    =====    ============    =====



     These tables assume that none of the stock options outstanding upon the closing of this offering will be exercised and that there is no exercise of the underwriters' over-allotment option. As of June 30, 2000, 1,530,781 shares of common stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.98 per share and 25,336 shares of common stock were issuable upon exercise of warrants outstanding at a weighted average exercise price of $1.25 per share. If these outstanding options and warrants were exercised, the shares issued would represent approximately 6.4% of the common stock outstanding. If all of the outstanding stock options are exercised, you will experience additional dilution.

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from our financial statements which have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data at December 31, 1997 is derived from our audited financial statements, which are not included in this prospectus. Statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from our unaudited financial statements, which are not included in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the June 30, 2000 balance sheet data have been derived from the unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. Operating results for the six months ending June 30, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year.


     Pro forma basic and diluted loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the acquisition of BFound.com Services, Inc. and the automatic conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, as if the conversion occurred on January 1, 1999, or at the date the preferred stock was actually issued, if later.


                                                                                                            SIX MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                         -----------------------------------------------   -------------------
                                                          1995     1996      1997      1998       1999       1999       2000
                                                         ------   -------   -------   -------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees.........................................  $  143   $   591   $   680   $   353   $    883   $    51    $ 3,537
  Maintenance fees.....................................      --        --        84       586        287       210        151
  Professional services and other......................      --        42       588       141        786       142      1,138
                                                         ------   -------   -------   -------   --------   --------   -------
    Total revenue......................................     143       633     1,352     1,080      1,956       403      4,826
Cost of revenue........................................      41       127       389     1,127      1,777       806      1,615
                                                         ------   -------   -------   -------   --------   --------   -------
    Gross profit (loss)................................     102       506       963       (47)       179      (403)     3,211
Operating expenses:
  Selling, general and administrative..................     132       492     1,196     2,020      3,935     1,893      4,918
  Research and development.............................      70       644     1,153     2,486      3,399     1,598      4,136
  Depreciation and amortization........................      --         3        16       134        192        94        453
  Stock option compensation expense....................      --        46        96       101        258       122        366
                                                         ------   -------   -------   -------   --------   --------   -------
    Total operating expenses...........................     202     1,185     2,461     4,741      7,784     3,707      9,873
    Loss from operations...............................    (100)     (679)   (1,498)   (4,788)    (7,605)   (4,110)    (6,662)
Other income (expense):................................
  Interest income......................................       1        17       100       344        205       100        716
  Interest expense.....................................      --        (1)      (39)      (77)      (199)      (17)       (37)
  Other, net...........................................      (1)       --         2        70          4         2        (98)
                                                         ------   -------   -------   -------   --------   --------   -------
    Total other income, net............................      --        16        63       337         10        85        581
                                                         ------   -------   -------   -------   --------   --------   -------
    Loss before minority interest......................    (100)     (663)   (1,435)   (4,451)    (7,595)   (4,025)    (6,081)
Minority interest in loss of subsidiary................      --        --        --        --         --        --         50
                                                         ------   -------   -------   -------   --------   --------   -------
    Net loss...........................................    (100)     (663)   (1,435)   (4,451)    (7,595)   (4,025)    (6,031)
                                                         ======   =======   =======   =======   ========   ========   =======
Preferred stock dividend requirements and accretion of
  mandatorily redeemable convertible preferred stock to
  redemption value.....................................      --       (69)     (166)     (821)    (1,021)     (475)    (1,891)
                                                         ------   -------   -------   -------   --------   --------   -------
  Net loss attributable to common stockholders.........  $ (100)  $  (732)  $(1,601)  $(5,272)  $ (8,616)  $(4,500)   $(7,922)
                                                         ======   =======   =======   =======   ========   ========   =======
Basic and diluted loss attributable to common
  stockholders per share...............................  $(0.02)  $ (0.12)  $ (0.25)  $ (0.83)  $  (1.35)    (0.70)     (1.15)
                                                         ======   =======   =======   =======   ========   ========   =======
Shares used to compute basic and diluted loss
  attributable to common stockholders per share........   6,020     6,287     6,334     6,385      6,387     6,387      6,916
                                                         ======   =======   =======   =======   ========   ========   =======
Pro forma basic and diluted loss per share.............                                         $  (0.58)               (0.36)
                                                                                                ========              =======
Shares used to compute pro forma basic and diluted loss
  per share............................................                                           15,723               18,455
                                                                                                ========              =======

                                                                          DECEMBER 31,
                                                         -----------------------------------------------   JUNE 30,
                                                          1995     1996      1997      1998       1999       2000
                                                         ------   -------   -------   -------   --------   --------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $    4   $ 1,818   $   428   $ 5,120   $ 18,051   $18,496
Working capital (deficit)..............................     (98)    1,504       192     4,967     16,286    19,500
Total assets...........................................      20     1,842     1,023     6,436     19,438    29,610
Long-term capital lease obligations....................      --        --        --        73         26         4
Mandatorily redeemable, convertible preferred stock....      --     2,028     2,197    12,590     32,205    46,219
Total stockholders' deficit............................     (98)     (515)   (1,908)   (7,061)   (15,292)  (19,668)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Financial Data" and the other financial data included elsewhere in this prospectus.

OVERVIEW

     Since 1995, we have been developing and marketing mobile location services products to the wireless industry. We have focused our efforts on designing a software platform and building related applications that help carriers generate new revenue from one of their key assets -- the location of their subscribers. Our software products enable the delivery of location-based voice and data services to wireless operators and help operators to capitalize on the growing trend toward mobile use of the Internet.


     We were incorporated in Colorado in 1994 and reincorporated in Delaware in 1998. We have a limited operating history. From our inception until 1997, our efforts were primarily devoted to research and development, raising capital, recruiting personnel and establishing key industry partnerships. We generated total revenue of approximately $1.4 million in 1997, $1.1 million in 1998, $2.0 million in 1999 and $4.8 million for the six months ended June 30, 2000. We incurred net losses of approximately $1.4 million in 1997, $4.5 million in 1998, $7.6 million in 1999 and $6.0 million for the six months ended June 30, 2000. We expect that net losses will continue to increase on a quarterly basis for at least the next 12 months. As of June 30, 2000, we had an accumulated deficit of $24.2 million.


     In 1996, the Federal Communications Commission mandated that all wireless carriers offer a 911 service with features equivalent in many respects to those of wireline 911 service. We used this mandate as an opportunity to develop a mobile location services product called Wireless 911 that met the requirements of the telecommunications industry. Although we realized that the revenue potential for Wireless 911 was somewhat limited, we believed that our development and rollout of Wireless 911 was an opportunity to capture market share in mobile location services and to develop valuable partnerships in the wireless industry.

     We introduced Wireless 911 in 1997. Four of the five largest wireless operators in the United States, based on the number of subscribers at the end of 1999, have licensed our Wireless 911 product. Although actual deployment of the product has been slow, which we believe is due primarily to contractual and liability issues among carriers, local safety agencies and local exchange carriers, Wireless 911 accounted for all of our revenue in 1997, approximately 86% of our revenue in 1998 and approximately 14% of our revenue in 1999. Following our launch of Wireless 911, we focused on our core strategy of developing mobile location services products that help wireless carriers differentiate their service offerings, build subscriber loyalty and generate additional revenue. We launched two products in 1998 -- local.info(TM) and Location Sensitive Billing. In addition, we opened our first international office in the United Kingdom, and began actively marketing our services to network operators in Europe. In 1999, we continued our strategy of establishing partnerships throughout the industry, expanding our selling and marketing efforts in Europe and the United States and adding features to our products. We also gained our first customer for a product other than Wireless 911, by licensing local.info(TM) to diAx, a Swiss wireless network joint venture between SBC Communications Inc. and diAx Holding AG. As of June 30, 2000, eleven network operators had deployed or licensed our products, including six wireless operators which have deployed Wireless 911, and one operator which has deployed local.info(TM) and Location Manager.

     Our very limited operating history makes it difficult to forecast future operating results. Since our inception, we have continued to invest substantially in research and development, marketing, domestic and international sales channels, professional services and our operational and administrative infrastructure, resulting in losses and negative cash flow since our inception. These activities have significantly increased our operating expenses, contributing to net losses in each year since our inception. We expect to incur substantial losses for the next several years. Although our revenue has grown in recent quarters, our revenue may not increase at a rate sufficient to achieve and maintain profitability, if at all. Also, if our customers continue to purchase our products with perpetual licenses, then our revenue will continue to vary significantly from quarter to quarter. We anticipate that our operating expenses will increase substantially for the foreseeable future as we expand our product development, sales and marketing, professional services and operational and administrative staff.

  REVENUE

     We earn revenue primarily from license fees, maintenance fees and professional services. Our revenue is recognized in accordance with the American Institute of Certified Public Accountants SOP 97-2 (Statement of Position No. 97-2), Software Revenue Recognition, as amended.

     Our license fees are based on either subscribers or transactions. For subscriber-based licenses, network operators can purchase a perpetual license for a specific number of users, or pay recurring annual, quarterly or monthly fees per subscriber. Upon delivery of our licensed products, no additional products are required to be delivered under the terms of our license agreements. For perpetual licenses, additional license fees are due when the total number of subscribers using our products increases beyond the specified number for which a license was purchased. With our local.info(TM) product, we also offer capacity-based pricing. For capacity-based pricing, customers pre-pay for a maximum number of subscriber transactions per month. If more capacity is needed, more licenses must be purchased. Some distributors also offer our local.info(TM) product on a per-transaction basis, whereby each transaction costs a fixed amount. We expect that, going forward, license fees will represent the bulk of our revenue.


     The revenue generated from the purchase of perpetual license fees is recognized as individual products are delivered and accepted by the customer. Annual, quarterly and monthly license revenue is ratably recognized over the applicable period. Capacity-based license revenue is recognized upon software installation and acceptance or on licensing of additional capacity. Per-transaction license revenue is recognized as the transactional usage is reported by the applicable distributor. License fees represented approximately 33% of our total revenue in 1998, 45% in 1999 and 73% in the six months ended June 30, 2000.


     Maintenance fees arise from customer support, scheduled product upgrades and other software support services. Maintenance fees vary depending on the category of customer support provided by us. We charge our highest amounts when we take the call directly from the wireless carrier, which we call first level support. We offer discounts when our distributor partners provide first level support to a wireless carrier. We may realize additional revenue if our customers request unscheduled product enhancements. Maintenance agreements have one-year terms and are renewable at the customer's option. Pricing varies, depending upon whether the contract is sold by us or by our distributor partners.


     Maintenance fee revenue is recognized ratably over the service period. Maintenance fee revenue represented approximately 54% of total revenue in 1998, 15% in 1999 and 3% in the six months ended June 30, 2000.


     Professional services revenue results from consulting services primarily focused in four areas. The first area of service is providing marketing support, including designing specific business cases and performing market focus activities. The second area is providing pre-product launch service design, including the selection of content, the creation of the service offering and an assessment of how our products would be integrated into the customer's environment. The next area is the service launch process, including software and product installation and content and application testing. The last area is ongoing service in which we offer support as requested by the customer.

     Professional services revenue is recognized as services are provided.


     Other revenue consists primarily of resale of third-party software. Depending on the customer's need, our MAPS product may include a restricted license for Oracle(R) software, software for map information and some minor additional software depending on configuration. Professional services revenue and other revenue represented approximately 13% of total revenue in 1998, 40% in 1999 and 24% in the six months ended June 30, 2000.


     We market and sell our mobile location products, which we call Wireless Location Services(R), to network operators both through our direct sales force and through a variety of license-based and co-marketing relationships that we call industry partnerships. We believe that most of our future sales will be made through distributors who are our industry partners.

     Some of our distributor relationships with network equipment providers require that we integrate our products with their own proprietary telephony platforms, which consist of special hardware and software. We have typically entered into porting and reseller agreements that require the distributor to pre-purchase, on a non-refundable basis, a pre-determined number of licenses. In exchange for these pre-paid licenses, we adapt, or port, our software to the distributor's hardware/software platform and jointly develop a marketing plan for the distributor's introduction of our Wireless Location Services(R). Since the license fees are non-refundable and the modifications required are not significant, license revenue related to porting and reseller agreements is recognized on acceptance of the licensed product by our distributor. Following acceptance, no additional services are required from us. After we receive the initial up-front license fees, we receive no additional license fee revenue from the distributor until additional licenses are purchased. We anticipate that these pre-paid licenses will be a declining percentage of our revenue in the future.

     Deferred revenue results from the following situations:

     - a customer purchases up-front licenses and pays for those licenses prior to deployment;

     - a distributor purchases licenses related to a porting and reselling activity, as described above, and pays for all or a portion of those licenses prior to delivery and acceptance of the software;

     - maintenance is paid in advance of a service delivery time period; and

     - professional services are invoiced at the customer's request and payment has been received, but the services have not yet been performed.

  COST OF REVENUE

     Cost of revenue consists of cost of operations, which includes compensation and pro-rated overhead costs per employee for operations personnel; cost of third-party software; and direct costs incurred when providing service. Operations employees are personnel engaged in providing installation, training, maintenance, support and consulting services for our Wireless Location Services(R) software.

  RESEARCH AND DEVELOPMENT

     Research and development expenses include compensation and pro-rated overhead costs per employee for personnel associated with the research, design, experimentation, development, testing and quality control of our products. Research and development activities are expensed as incurred until technological feasibility of software is attained. Since technological feasibility has generally coincided with commercialization of our products, no research and development expenses have been capitalized. We currently expect our research and development expenditures from the beginning of 2000 through the end of 2001 to total approximately $20 million to $30 million. The amount of expenses for this category in the future depends to a large degree upon how quickly our business develops and how we respond to any future growth.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses consist of compensation and pro-rated overhead costs per employee for personnel in sales, marketing, and administrative functions; sales commissions for sales employees; royalties to our industry partners; and expenses associated with promotional activities, travel, telecommunications and training. Our plans for continued expansion are expected to significantly increase our costs in this category. The amount of expenses for this category in the future depends to a large degree upon how quickly our business develops and how we respond to any future growth.

  DEPRECIATION AND AMORTIZATION


     Depreciation and amortization consists of depreciation and amortization expenses related to intangible assets, hardware, desktop software and upgrades, patents and other intellectual property, and property, plant and equipment.

     In March 2000 we contracted to acquire BFound.com Services, Inc., a British Columbia corporation. On April 5, 2000 we purchased 76% of the common stock of BFound.com for 9,976 shares of SignalSoft common stock and 413,175 shares of Class B common stock of our Nova Scotia subsidiary with a combined fair value of approximately $2.3 million and $1.1 million in cash. On May 16, 2000, we acquired the remaining 24% of BFound.com's common stock for 135,172 shares of Class B common stock of our Nova Scotia subsidiary with fair value of approximately $0.7 million and $0.4 million in cash. We recorded approximately $4.7 million of intangible assets related to the acquisition and will amortize it on a straight-line basis over the next five years, beginning in the second quarter of this year. This transaction has been accounted for using the purchase method of accounting. The shares of our Nova Scotia subsidiary are convertible on a one-to-one basis into shares of SignalSoft common stock at any time within five years of the acquisition at the option of the holder. On the five-year anniversary of the acquisition, the shares will convert at our option.


  STOCK OPTION COMPENSATION EXPENSE

     Since 1995, we have used stock option grants to help compensate directors, officers, employees and some consultants in connection with our equity growth. When the exercise prices under these option grants are less than the fair value of the underlying shares on the date of grant, we incur stock option compensation expense. We amortize the difference between the fair value of the underlying shares and the exercise price for the shares over the option vesting period.

RESULTS OF OPERATIONS


SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999



  REVENUE



     Total revenue increased $4.4 million, from $0.4 million for the six months ended June 30, 1999 to $4.8 million for the six months ended June 30, 2000. The increase in revenue during the six months ended June 30, 2000 resulted primarily from an increase in license fees associated with the sale of licenses for our suite of products under our reseller agreements and license and professional fees associated with the sale of our local.info(TM) product. During the six months ended June 30, 2000, approximately 56% and 20%, respectively, of our revenue resulted from sales to Lucent Technologies and to diAx, a Swiss wireless operator.



     License fees. License fee revenue increased $3.4 million, from approximately $52,000 in the six months ended June 30, 1999 to $3.5 million in the six months ended June 30, 2000. The increase in license fee revenue during the six months ended June 30, 2000 resulted primarily from the sale of licenses for our suite of products under our reseller agreements and the sale of licenses for our local.info(TM) product line. The local.info(TM) product line was introduced in late 1998 with revenue generation starting in mid-1999. The license fees for the six months ended June 30, 1999 were derived primarily from our Wireless 911 product.



     Maintenance fees. Maintenance fee revenue decreased approximately $59,000, from approximately $210,000 during the six months ended June 30, 1999 to approximately $151,000 during the six months ended June 30, 2000. The decrease in maintenance fee revenue is attributable primarily to the change by one of our industry partners from a fixed quarterly maintenance fee based on estimated customers to a fee based on actual customers in mid-1999, which were less than the estimated customers.



     Professional services and other. Professional services and other revenue increased $1.0 million, from approximately $0.1 million in the six months ended June 30, 1999 to $1.1 million in the six months ended June 30, 2000. The increase resulted primarily from the installation, training, consultation services and sales of third-party software provided in connection with introductory trials, demonstrations and deployment of our local.info(TM) product in 2000.



  COST OF REVENUE



     Cost of revenue increased $0.8 million, or 100%, from $0.8 million in the six months ended June 30, 1999 to $1.6 million in the six months ended June 30, 2000. The dollar increase in cost of sales was due primarily to the growth in operations personnel from nine at June 30, 1999 to 18 at June 30, 2000, which accounted for approximately $0.5 million of the increase, and related recruiting and travel costs, which accounted for approximately $0.2 million of the increase. As a percentage of total revenue, cost of revenue decreased to 33% in the six months ended June 30, 2000 from 200% in the six months ended June 30, 1999. This decrease resulted from sufficient revenue in the 2000 period to cover fixed costs and additional revenue in excess of the incremental costs of revenue.



  SELLING, GENERAL AND ADMINISTRATIVE



     Selling, general and administrative costs increased $3.0 million, from $1.9 million in the six months ended June 30, 1999 to $4.9 million in the six months ended June 30, 2000. The change was due primarily to an increase in selling, general and administrative personnel from 23 as of June 30, 1999 to 57 as of June 30, 2000, which accounted for approximately $1.6 million of the change, an increase of $0.6 million in consulting costs and an increase of $0.6 million in travel and recruiting costs.



  RESEARCH AND DEVELOPMENT



     Research and development expenses increased $2.5 million, from $1.6 million in the six months ended June 30, 1999 to $4.1 million in the six months ended June 30, 2000. The change in research and development costs was due primarily to an increase in research and development personnel from 24 as of June 30, 1999 to 52 as of June 30, 2000, which accounted for approximately $1.4 million of the change, an increase of $0.8 million in consulting costs resulting from the use of project specific contract consultants to accelerate development efforts, an increase of $0.2 million in recruiting costs and an increase in travel costs of $0.1 million.



  DEPRECIATION AND AMORTIZATION



     Depreciation and amortization increased $0.4 million, from approximately $0.1 million, in the six months ended June 30, 1999 to $0.5 million in the six months ended June 30, 2000. The increase was due primarily to an increase of $0.2 million in the amortization of intangible assets during the six months ended June 30, 2000, resulting from the acquisition of BFound.com Services, Inc. in April and May 2000 and an increase in equipment and leasehold improvements from $0.9 million at June 30, 1999 to $2.0 million at June 30, 2000.



  STOCK OPTION COMPENSATION EXPENSE



     Stock option compensation expense increased approximately $0.3 million, from $0.1 million in the six months ended June 30, 1999 to $0.4 in the six months ended June 30, 2000. These costs relate to options granted in 1997, 1998, 1999 and 2000 under our nonqualified stock option plan with exercise prices at less than fair value of the common stock at the date of grant. During the six months ended June 30, 2000, additional options were granted with exercise prices at less than fair value resulting in $3.7 million in deferred compensation, which will be recognized ratably over the vesting period of the options. Unrecognized compensation expense as of June 30, 2000 totaled approximately $3.8 million.



  OTHER INCOME, NET



     Other income increased $0.5 million, from approximately $85,000 in the six months ended June 30, 1999 to $0.6 million in the six months ended June 30, 2000. The increase results primarily from interest income derived from higher cash and cash equivalents balances resulting from proceeds from the private placement offering in January 2000.


1999 COMPARED TO 1998

  REVENUE

     Total revenue increased $0.9 million, or 81%, from $1.1 million in 1998 to $2.0 million during 1999. The increase in revenue during 1999 resulted primarily from an increase in revenue from license fees and professional services associated with our local.info(TM) and Location Sensitive Billing products.

     License fees. License fee revenue increased $0.5 million, from $0.4 million in 1998 to $0.9 million in 1999. During both 1998 and 1999, the deployment by our customers of our Wireless 911 product was slow. In 1998, we expanded our product base in the mobile location services market with the introduction of Location Sensitive Billing and local.info(TM). In late 1998 one of our industry partners, Lucent Technologies, purchased licenses under a porting and reseller agreement. The revenue from this purchase was deferred in 1998 and recognized in 1999 upon Lucent's acceptance. This contract represented 85% of the license fees recognized as revenue in 1999.

     Maintenance fees. Maintenance fee revenue decreased $0.3 million, from $0.6 million in 1998 to $0.3 million in 1999. The decrease in maintenance fee revenue was due primarily to the slowness of deployments by customers of our products and to the change by one of our industry partners from a fixed quarterly maintenance fee based on estimated customers to a fee based on actual customers.

     Professional services and other. Professional services revenue and other revenue increased $0.7 million, from $0.1 million in 1998 to $0.8 million in 1999. The increase resulted from installation, training and consultation services provided in connection with introductory trials, demonstrations and deployment of our new Wireless Location Services(R) products in 1999.

  COST OF REVENUE

     Cost of revenue increased $0.7 million, or 58%, from $1.1 million in 1998 to $1.8 million in 1999. The dollar increase in cost of revenue in 1999 was due primarily to an increase in operations personnel from nine in 1998 to 14 in 1999, including personnel in Europe. As a percentage of total revenue, cost of revenue decreased to 91% in 1999 from 104% in 1998. This decrease resulted from additional revenue in excess of the incremental costs of revenue.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative costs increased $1.9 million, from $2.0 million in 1998 to $3.9 million in 1999. The increase was due primarily to an increase of personnel from 18 in 1998 to 22 in 1999, facility expansion both in the United States and in Europe and accelerated sales and marketing activities.

  RESEARCH AND DEVELOPMENT

     Research and development expenses increased $0.9 million, from $2.5 million in 1998 to $3.4 million in 1999. The increase in research and development costs was due primarily to an increase in research and development personnel from 22 in 1998 to 27 in 1999.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses increased by $0.1 million, from $0.1 million in 1998 to $0.2 million in 1999.

  STOCK OPTION COMPENSATION EXPENSE

     Stock option compensation expense increased $0.2 million, from $0.1 million in 1998 to $0.3 million in 1999. These expenses relate to options granted in 1997, 1998 and 1999 under our nonqualified stock option plan with exercise prices at less than fair value of common stock at the date of grant. Unrecognized compensation costs as of December 31, 1999 totaled $0.5 million.

  INTEREST INCOME

     In 1999 interest income decreased $0.1 million, from $0.3 million in 1998 to $0.2 million in 1999. Interest income realized in 1998 and 1999 resulted primarily from the investment of the proceeds of our Series B and Series C preferred stock financings in 1998 and 1999.

  INTEREST EXPENSE

     Interest expense increased $0.1 million, from $0.1 million in 1998 to $0.2 million in 1999. The increase resulted primarily from interest incurred under 90-day bridge loans issued to us in September 1999, as well as the fair value of the cost of stock warrants issued in connection with the bridge loans.

1998 COMPARED TO 1997

  REVENUE

     Total revenue decreased $0.3 million, or 20%, from $1.4 million in 1997 to $1.1 million in 1998. This decrease was a result of the decision by wireless carriers to delay the purchase of emergency 911 services and instead contract for service deployment through service bureaus, which license Wireless 911 from us on a monthly basis and then provide Wireless 911 services to wireless carriers. This decision has resulted in lower initial revenue for us, because the carriers have neither prepaid for their licenses nor purchased licenses covering all of their markets. Professional services revenue also decreased relative to the reduced license activity.

     License fees. License fee revenue decreased $0.3 million, from $0.7 million in 1997 to $0.4 million in 1998. License fees for 1997 were higher because of a customer purchase in 1997 of a nationwide Wireless 911 license and the decision in 1998 by carriers to deploy our Wireless 911 product through service bureaus, rather than through up-front purchases of our Wireless 911 product.

     Maintenance fees. Maintenance fee revenue increased $0.5 million, from $0.1 million in 1997 to $0.6 million in 1998. This increase was primarily the result of the addition of a new distributor who contracted for maintenance.

     Professional services and other. Professional services and other revenue decreased $0.5 million, from $0.6 million in 1997 to $0.1 million in 1998. As with license fees, the decrease resulted from a decrease in 1998 in the deployment of our Wireless 911 product and the usage of service bureau licensing instead. The absence of approximately $0.1 million in fees related to a research and development arrangement completed in 1997 also contributed to the decrease.

  COST OF REVENUE

     Cost of revenue increased $0.7 million, or 190%, from $0.4 million in 1997 to $1.1 million in 1998. The dollar increase in cost of revenue in 1998 was due primarily to an increase in operational personnel, from five in 1997 to nine in 1998, without a corresponding increase in revenue. As a percentage of total revenue, cost of revenue increased to 104% in 1998 from 29% in 1997, due primarily to the decrease in revenue from 1997 to 1998 resulting from timing of revenue recognition.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses increased $0.8 million, from $1.2 million in 1997 to $2.0 million in 1998. The increase was due primarily to an expansion in sales and marketing efforts, including the growth in infrastructure and an increase in personnel from seven in 1997 to 18 in 1998.

  RESEARCH AND DEVELOPMENT

     Research and development expenses increased $1.3 million, from $1.2 million in 1997 to $2.5 million in 1998. This increase was due primarily to the increased efforts in research and development associated with product launches and enhancements, and related to work on adapting our products to additional equipment platforms. Expenses were also related to the increase in product development and testing personnel, from 13 in 1997 to 22 in 1998.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses increased approximately $118,000, from approximately $16,000 in 1997 to approximately $134,000 in 1998. This increase was related to the increase in our asset base.

  INTEREST INCOME

     In 1998 interest income increased $0.2 million, from $0.1 million in 1997 to $0.3 million in 1998. Interest income realized in 1998 resulted primarily from the investment of the proceeds of our Series B preferred stock financing.

  INTEREST EXPENSE

     Interest expense increased approximately $38,000, from approximately $39,000 in 1997 to approximately $77,000 in 1998.

QUARTERLY RESULTS OF OPERATIONS FOR 1999 AND 2000


     The following table presents our operating results for the quarters ended March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999, March 31,
2000 and June 30, 2000. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments consisting only of normal recurring adjustments have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes appearing elsewhere in the prospectus. These operating results are not necessarily indicative of any trend in performance or of the results of any future period.


                   CONSOLIDATED STATEMENT OF OPERATIONS DATA


                                                         FOR THE QUARTERS ENDED (UNAUDITED)
                                     --------------------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                       1999        1999         1999            1999         2000        2000
                                     ---------   --------   -------------   ------------   ---------   --------
                                                                   (IN THOUSANDS)
Revenue:
  License fees.....................   $    51    $     1       $   753        $    78       $   746    $ 2,791
  Maintenance fees.................       138         72            38             39            68         83
  Professional services and
     other.........................        34        107            93            552           811        327
                                      -------    -------       -------        -------       -------    -------
     Total revenue.................       223        180           884            669         1,625      3,201
Cost of revenue....................       399        407           407            564           611      1,004
                                      -------    -------       -------        -------       -------    -------
     Gross profit (loss)...........      (176)      (227)          477            105         1,014      2,197
Operating expenses:
  Selling, general and
     administrative................       945        949           929          1,112         2,024      2,894
  Research and development.........       807        791           838            963         1,843      2,293
  Depreciation and amortization....        46         47            48             51            70        383
  Stock option compensation
     expense.......................        56         66            67             69           117        249
                                      -------    -------       -------        -------       -------    -------
     Total operating expenses......     1,854      1,853         1,882          2,195         4,054      5,819
                                      -------    -------       -------        -------       -------    -------
     Loss from operations..........    (2,030)    (2,080)       (1,405)        (2,090)       (3,040)    (3,622)
Other income (expense):
  Interest income..................        60         40            26             79           372        344
  Interest expense.................       (10)        (7)          (22)          (160)           (7)       (30)
  Other, net.......................         1          1             1              1            --        (98)
                                      -------    -------       -------        -------       -------    -------
     Total other income (expense),
       net.........................        51         34             5            (80)          365        216
                                      -------    -------       -------        -------       -------    -------
     Loss before minority
       interest....................    (1,979)    (2,046)       (1,400)        (2,170)       (2,675)    (3,406)
Minority interest in loss of
  subsidiary.......................        --         --            --             --            --         50
                                      -------    -------       -------        -------       -------    -------
     Net loss......................   $(1,979)   $(2,046)      $(1,400)       $(2,170)      $(2,675)   $(3,356)
                                      =======    =======       =======        =======       =======    =======



     Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside our control and many of which may cause our stock price to fluctuate. Among the factors that may affect our quarterly results are our ability to develop, introduce and sell products and product enhancements that meet customer requirements in a timely manner, the timing of recognizing revenue and deferred revenue, the size of the subscriber base of our customers and the extent of use by their subscribers of our services.

     We plan to significantly increase our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the increased reporting and other administrative demands which will result from increasing the size of our business. Our operating expenses are largely based on anticipated growth in revenue. A high percentage of our expenses are, and will continue to be, fixed. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause a significant variation in our operating results from quarter to quarter and likely will result in substantial operating losses.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results for any one quarter as indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of public market analysts and investors. In this event, the trading price for our shares will probably decline.

LIQUIDITY AND CAPITAL RESOURCES


     Since our inception, we have financed our operations primarily through the private offering of mandatorily redeemable convertible preferred stock. The aggregate proceeds of such offerings through June 30, 2000, were approximately $42.3 million, net of issuance costs. In addition, we have financed our operations through an equipment loan, capitalized leases and an aggregate of $3.0 million of short-term bridge loans. As of June 30, 2000, the principal amounts outstanding under these obligations totaled $78,000.


     During 1999, cash and cash equivalents increased $12.9 million, from $5.1 million as of December 31, 1998 to $18.1 million as of December 31, 1999. This increase resulted from cash provided by financing activities of $18.2 million offset by cash used by operating activities of $5.1 million and cash used by investing activities of $0.2 million. Cash provided by financing activities resulted primarily from net proceeds of $16.2 million received from the issuance of convertible preferred stock in December 1999 and proceeds of $3.0 million received from the issuance of bridge loans in September 1999, offset by a reduction in our debt obligations of $1.0 million. Cash used in operating activities resulted primarily from a continuing investment in our growth, including expansion of domestic and international leased office space and an increase in sales and marketing efforts. Cash used by investing activities was for purchases of general office equipment and upgrades to office computer equipment.


     During the six months ended June 30, 2000, cash and cash equivalents increased $0.4 million, from $18.1 million as of December 31, 1999 to $18.5 million as of June 30, 2000. This increase resulted from cash provided by financing activities of $11.6 million offset by cash used in operating activities of $7.9 million and cash used in investing activities of $3.2 million. Cash provided by financing activities resulted primarily from net proceeds of $12.2 million received from the issuance of mandatorily redeemable convertible preferred stock in January 2000 offset by a $0.7 million increase in prepaid stock offering costs. Cash used in operating activities resulted primarily from a continuing investment in our growth, including the addition of personnel, an increase in related recruiting costs and increased consulting fees. Cash used in investing activities resulted primarily from cash used in the acquisition of BFound.com Services, Inc. in the six months ended June 30, 2000, and cash used for the purchase of general office and computer equipment.



     As of June 30, 2000, our principal commitments consisted of obligations outstanding under operating leases, an equipment loan and capitalized lease obligations. In addition, we have a revolving line of credit agreement providing for borrowings up to $0.4 million through April 2001. No borrowings were outstanding under this line of credit as of June 30, 2000. We currently have a $0.4 million commitment for a capital expenditure of computer equipment. We currently expect our total capital expenditures for 2000 to be approximately $2.5 million. We anticipate an increase in capital expenditures and lease commitments consistent with our future growth and expansion and currently expect to spend approximately $5 million to $10 million from the beginning of 2000 through the end of 2001.



     We anticipate that the net proceeds of this offering will be $64.5 million, based on an assumed offering price of $16.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We currently plan to spend approximately $20 million to $30 million on research and development and approximately $5 million to $10 million on capital expenditures from the beginning of 2000 through the end of 2001. We expect to use the remainder of the net proceeds for other general corporate purposes.

     We believe that the net proceeds from this offering combined with our current cash resources and cash expected to be provided by operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our only current source of borrowing for working capital and general corporate purposes is a revolving bank line of credit for up to $0.4 million. The line of credit matures in April 2001. If our plans or assumptions change or are inaccurate or we make any acquisitions, we may need to seek capital sooner than anticipated. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to our common stock. If we obtain additional funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we are unable to obtain additional financing, we may be required to reduce the scope of our planned expansion, product development and marketing efforts. This failure could have an adverse impact on our business, financial condition and operating results.

     Due to our very limited operating experience, we do not yet know if we should expect seasonality in our sales. It is possible that our sales in the United States may be higher in the fourth quarter, and consequently lower in the first quarter due to our customers' desires to spend their full budget by year end. In addition, sales in Europe may be lower in the third quarter due to summer vacations.

     We do not expect that inflation will have a material effect on our results of operations.

MARKET RISK


     We expect that as a result of our partner sales channel strategy that we will be paid in United States dollars for the majority of our international sales. Some of our customers, including our current largest customer, may pay us in currency other than United States dollars. During the six months ended June 30, 2000, approximately 30% of our revenue resulted from sales outside the United States, predominantly in Europe. Fluctuations in the value of foreign currencies relative to the United States dollar could cause us to incur currency exchange losses. To the extent our international revenue increases and we are paid in currency other than United States dollars, we will be exposed to greater foreign currency exchange risk. We have experienced some fluctuation in the value of payments made to us in currencies other than United States dollars. Although these fluctuations have not materially affected our financial results, these types of fluctuations subject us to potential foreign currency gains and losses that may have a material effect on our financial results in the future. We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We have no experience with any such activities or transactions, and if we enter into them in the future, we could incur substantial losses on these activities.

                                    BUSINESS

OVERVIEW

     SignalSoft provides a suite of software products that enable the delivery of location-based voice and data services to wireless network operators. Our operating platform and software applications allow wireless network operators worldwide to unlock the value of a central element of mobile telephone networks -- the location of their users. The location of the wireless user will be fundamental to the delivery of many new services by wireless operators. We believe that mobile location services will be the key enabler of mobile commerce, or m-Commerce, which is the extension of Internet-based transaction activity, or e-Commerce, to mobile phones.

     We are an innovator in the emerging mobile location services industry. We have created core software, which we call our operating platform, for wireless carriers to offer a broad range of location-based services. To help drive demand for these services, we have designed applications in four categories of mobile location services: information, billing, safety and tracking. We continue to educate the market through trade shows and white papers on the critical role that we believe mobile location services plays in wireless networks and wireless services in general, and we help define mobile location services standards through our active participation in a number of key industry standards organizations. We believe that we are now poised to benefit from the anticipated worldwide demand for mobile location services.

     In order to reach wireless carriers worldwide, we market and sell our suite of products, which we call Wireless Location Services(R), to network operators both through our direct sales force and through a variety of license-based and co-marketing relationships that we call industry partnerships.

     Our institutional and corporate investors include American Express Financial Corporation, America Online, Broadview Partners Group, Comverse Network Systems, Hikari Tsushin, Intel Capital, Lazard Technology Partners, MediaTel Capital, New Ground Capital Limited, Olympic Venture Partners, Salomon Smith Barney, Siemens Mustang Ventures, Tredegar Investments and Wessels, Arnold, Henderson (Dain Rauscher Wessels).

INDUSTRY OVERVIEW

  GROWTH OF WIRELESS COMMUNICATIONS

     The use of wireless communications services has grown rapidly due to many factors, including declining prices of wireless handsets and services, expanding network coverage, the availability of extended service features such as voice and text messaging and the proliferation of wireless devices with enhanced capabilities. International Data Corporation, or IDC, predicts that the number of global wireless subscribers is expected to increase from approximately 303 million subscribers in 1998 to 1.1 billion subscribers in 2003. Ovum predicts that worldwide wireless revenue will increase from approximately $300 billion in 1999 to $601 billion in 2003. By 2002, Ovum forecasts that global revenue to network operators from wireless usage will overtake revenue from wireline usage.

  GROWTH OF THE INTERNET AND E-COMMERCE

     The Internet has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. Data Monitor estimates that there were approximately 95 million Internet users worldwide at the end of 1999 and predicts that the number of users will grow to 545 million by the end of 2003. With the emergence of the Internet as a globally accessible, interactive medium, many individuals and companies that have traditionally conducted business in person, through the mail or over the telephone now increasingly conduct business over the Internet through what is known as e-Commerce. Forrester predicts that by the end of 2003, business and consumer revenue from e-Commerce will range from $1.8 trillion to $3.2 trillion worldwide.

  M-COMMERCE: CONVERGENCE OF WIRELESS COMMUNICATIONS, THE INTERNET AND
  E-COMMERCE

     m-Commerce is broadly defined as the use of mobile hand-held devices to communicate, inform, transact and entertain using voice, text and other data over wireless networks. The convergence of the rapid growth of the Internet, the expansion and continuing refinement of mobile communications and the improvement of digital technologies is creating market opportunities for m-Commerce. Due to increased worldwide penetration of wireless handsets and the introduction of wireless Internet protocols, we believe that the wireless industry is poised to monetize the rich content of the Internet through m-Commerce. According to IDC, approximately one-half of all devices accessing the Internet worldwide in 2002 will be mobile devices.

     We believe that the following five attributes characterize m-Commerce:

     - the localization of services and content tailored to the geographic position of the user;

     - the personalization of information based on the user's profile;

     - the accessibility of information beyond the confines of the home or office;

     - the timeliness of information and access to transactions; and

     - the combination of wireless communications and Internet access to make business and consumer transactions more convenient.

     The Yankee Group estimates that mobile data application and information service revenue to wireless operators will grow from approximately $2 billion in 1998 to $39 billion in 2003. Ovum predicts that end-user spending on m-Commerce goods and services will be $3.5 billion in 2000 and could rise to more than $200 billion in 2005.

     m-Commerce is in use today. For example, if a traveler is delayed at an airport overnight, he could use traditional methods of directory assistance or a telephone book to locate nearby hotels and then he could call each hotel to determine availability and eventually book a room. Alternatively, in some markets today he could utilize the m-Commerce features available through his mobile phone to canvass, over the Internet, all hotels in his geographic area and find the hotel with room availability that matches his price range and his personal preferences, book the room using his mobile number as a credit reference and then receive a confirmed booking, all with one mobile phone call.

  COMPETITIVE ENVIRONMENT OF WIRELESS NETWORK OPERATORS

     Due to intense competition, we believe that wireless network operators are searching for ways to increase their revenue and profit margins and reduce customer turnover. Among the pressures created by the competitive environment and faced by operators today are:

     - the need to provide differentiated service offerings;

     - the need to retain existing customers;

     - continued downward pricing pressures; and

     - pressure for higher margins.

     For these reasons, we believe that wireless operators are interested in unlocking the revenue and margin potential that may exist in the emerging m-Commerce arena through mobile location services.

MOBILE LOCATION SERVICES: KEY ENABLER OF M-COMMERCE

     The location of the wireless user will be fundamental to the delivery of many new services, but especially those relating to m-Commerce. Location of a customer is a valuable asset to wireless network operators because it will enable them to provide targeted and personalized value-added services. Information about a subscriber's geographic position facilitates the offering of services such as location-based advertising, shopping, reservations and information services. For example:

     - a businessman needing to send an important package late in the evening could use his mobile phone to search for the closest FedEx(R) drop box;

     - a commercial real estate agent could use her wireless device to help locate available office space within a specified geographic area, price range and build-out suitability;

     - a building contractor could search for a vendor with the appropriate material and best price within a given radius around a job site; and

     - shoppers may someday be able to find out which of their friends in their user group are also shopping at the mall.

     The dynamic geographic location of the mobile user presents opportunities for merchants and content providers to direct highly targeted information to the user. For example, one such service could allow an English-speaking traveler, upon arrival at an airport in a foreign country, to be greeted in English with a list of local restaurants and cultural attractions when she turns on her phone. We believe other services will be available in the near future. A business could use mobile location services to identify customers who are likely, based on their individual profiles and their proximity to the business, to be interested in its products or services. Movie theaters could offer local users the opportunity to buy half-price tickets for movies that are unlikely to be at capacity, or simply advertise the release of the newest films. Mall vendors could alert mall patrons of sales or special releases. The offering of these services will likely create new demand by wireless users for extended or related services from their carriers.

     We believe that m-Commerce, driven by mobile location services, will become the preferred means to connect Internet-based information and services with physical store locations near the user. For example, a wireless user searching for a particular book could locate the nearest available bookstore with the book in stock, and obtain directions to the store.

     A limited number of mobile location services applications are currently in use in the United States, in Europe and in parts of the Asia-Pacific region for information, billing, safety and tracking. We expect that the types and scope of mobile location products that are available to businesses and consumers will evolve as the technologies used by third parties to identify the geographic location of a mobile user, which we call location determination technologies, and on which these applications are based continue to improve. Capacity increases, improved wireless devices and other technology advances also will be critical to the continued development of the mobile location services industry. As these services gather momentum, third party developers will be encouraged to create new applications.

MOBILE LOCATION SERVICES: PART OF THE NETWORK INFRASTRUCTURE

     Because the location of the mobile device is a valuable asset for wireless network operators, the operators have developed standards that place mobile location services in an integral part of the network infrastructure. We believe that the core software of mobile location services, which we call the operating platform and which supports many mobile location services applications, will be as important to a wireless network as other, existing network elements. Examples of these existing network elements include the mobile switching center, which directs calls to and from different parts of the network, the service control point, which is a central database platform for providing enhanced services such as authentication, and the home location register, which is a key software component that contains a broad range of information for subscriber validation and other critical network functions.

     The mobile location services operating platform interfaces with each of the network components discussed above, as well as with other network components. This interface enables the delivery of mobile location services over both voice and data networks. The critical nature of these processes requires fault-tolerant and often fail-safe systems that have a 99.999% reliability and the capability to handle instructions in as little as 200 milliseconds.

     From a technical standpoint, the successful delivery of mobile location services requires the coordination of the following four critical network components: location determination technologies, a location gateway, applications and location provisioning, each of which is discussed below.

[Chart shows mobile location services components, including location determination technologies, location gateway, applications and location provisioning.]

  LOCATION DETERMINATION TECHNOLOGIES

     There are currently a variety of technologies available in the worldwide market that compute the latitude and longitude coordinates of a mobile device with varying degrees of precision. These technologies are referred to as location determination technologies and provide location data through a variety of methods. Angle of arrival uses two cellular antennas to compare the angles at which radio signals reach the cellular towers from the mobile phone, and then uses mathematical calculations to estimate the location of the mobile phone. Cellular tower and sector proximity provides a broad location estimate, based on the location of the tower and the set of antennas with which the mobile phone is communicating, by selecting the approximate middle point of the antenna's range. The enhanced observed time difference technique relies on a modified mobile phone's ability to synchronize radio signals it receives from both the cellular tower with which it communicates and neighboring cellular towers to estimate the phone's position. The global positioning system's location estimates are made possible by a timing and distance measurement, called triangulation, between the mobile phone and a minimum of three of 24 global positioning satellites in orbit around the earth. Time difference of arrival and time of arrival both use triangulation as well, but these methods measure the time it takes a signal to reach three different cellular towers, rather than three satellites. Finally, timing advance measures the time it takes a radio signal to reach one tower, then estimates an arc within which the mobile phone is likely to be present. Location technologies may be embedded in wireless networks, be contained in the mobile handsets themselves or use a combination of both methods. We do not expect any single method to emerge and win universal acceptance in the foreseeable future. Today, cellular tower and sector proximity is by far the most widely available and used location determination technology. With this technology, the identified position is generally within 50 to 5,000 meters of the caller's actual location, depending on the size of the cell sector. We do not provide any location determination technologies, but we have successfully tested our applications against each of the current technologies and have entered into industry partnerships with several of the providers.

  LOCATION GATEWAY

     There are a number of different location determination technologies, each with its own complexities. The use of these technologies varies widely among different wireless carriers and even among and within geographic markets served by the same carrier. Due to these factors, the mobile communications standards organizations have defined the concept of a location gateway. A location gateway assimilates, interprets and stores for retrieval the location information generated by the disparate location technologies. The gateway then provides an interface with a multitude of applications from one or more vendors that use the location information. If the location gateway is to work in numerous countries across multiple standards, the gateway must be compatible with the wireless standards, networks and equipment of a wide variety of wireless operators.

  APPLICATIONS

     Mobile location applications take basic location data, primarily latitude and longitude, from the location gateway and use the location either to provide basic network functions like call routing or billing, or to access information from outside the wireless network. Like the location gateway, the applications should be compatible with the wireless standards, networks and equipment of a wide variety of network operators. Some applications are integrated with many parts of the network, interfacing to the switches, billing systems, customer care and other network elements such as those used for authentication, call set-up and roaming. Other applications, such as an asset tracking application, use location provided directly from the location gateway over the Internet. Overall, the applications should be independent of one another to allow network operators the option to use one or more, but not necessarily all, of the applications.

  LOCATION PROVISIONING

     All wireless network elements require data to operate. The location-based elements need map data such as streets, postal code boundaries and signal strength information, as well as subscriber data such as office addresses, work group numbers and content preferences. The telecommunications industry uses the term provisioning to describe the process of importing this data from a variety of sources and configuring the data to run on the location-based elements of the network. An important characteristic of provisioning is the ability to load new data, edit existing data or delete data without affecting the on-going processing of calls. This feature is often called on-line transaction processing.

MOBILE LOCATION SERVICES: THE FCC'S 911 MANDATE

     An early application of mobile location services has been wireless 911 services. In 1996, the Federal Communications Commission, or FCC, mandated that all wireless service providers must report the callback number and originating cell sector site of a 911 call by April 1, 1998, referred to as Phase I compliance. Providers are required to pinpoint the location of all 911 callers within 125 meters in 67% of all cases by October 1, 2001, referred to as Phase II compliance. The European Union is currently investigating similar directives for a European emergency 112 system. Although less than five percent of all wireless network operations in the United States are currently in compliance with the FCC Phase I mandate, this government-mandated mobile location services application has served as an impetus and testing ground for location determination technologies and commercial applications of mobile location services by wireless network operators.

MARKET OPPORTUNITY

     Wireless network operators are searching for ways to differentiate their product offerings, increase customer loyalty and consequently increase their revenues and profit margins. Mobile location services can help to unlock the revenue and margin potential that may exist in the emerging m-Commerce arena. Carriers will require that the four network components -- location determination technology, location gateway, applications and location provisioning -- interface to their existing equipment, even if their equipment is from multiple vendors. We believe that a carrier or network equipment provider would have difficulty designing mobile location products that work across such standards and equipment systems, since carriers and providers are unlikely to have experience with all of the standards or access to the systems of rival companies. Carriers will further demand that these components meet telecommunication requirements for reliability and scalability, i.e., the ability to handle millions of subscribers. Finally, global carriers with investments around the world will require that mobile location services providers be able to serve the different wireless network standards for each portion of the carriers' networks. We believe that a significant market opportunity exists for a company with a mobile location services operating platform and multiple software applications that address the needs of wireless network operators.

SIGNALSOFT'S SOLUTION

     We provide an operating platform and a suite of related software applications that allow wireless network operators to seamlessly package location-based, value-added voice and data services to their users. The key features of our solution are as follows:

  COMPATIBILITY

     We have designed our software to integrate with the wireless network and to be compatible with the existing systems of wireless operators, wireless location determination technology companies and Internet content providers. We already have commercial deployments of our operating platform and software applications in markets that use standards including Advanced Mobile Phone Service; Code Division Multiple Access; Global System for Mobile Communication; and Time Division Multiple Access. These deployments use equipment from Compaq, Ericsson, Lucent, Nokia, Nortel and Sun Microsystems. Our location gateway, which we call the Location Manager, is able to interface with each existing location determination technology and combine with our location provisioning component, which we call MAPS, to produce the geographic location of the user. Our platform and applications are designed to integrate into the network operators' systems and provide services to wireless subscribers in what we believe are the core mobile location services applications categories: information, billing, safety and tracking. Our platform and applications are designed to work in wireless systems that use equipment from a variety of vendors. We are not dependent on any one standard, equipment provider or location determination technology.

  MODULARITY, FLEXIBILITY AND COST-EFFECTIVENESS

     Our software may be adopted as a suite or as a single application, depending on the needs of the network operator. Our operating platform may be used independently of our applications and may be combined with applications of other third party-providers, and our applications can be used with other location gateways. We can provide our customer base with the ability to customize our software. For example, our Location Sensitive Billing product can be configured for service deployment such that two different carriers would provide very different service offerings to their wireless customer base. Similar customization through configuration is achievable with our local.info(TM) application. This flexibility reduces both initial and incremental capital requirements of network operators, and allows operators to more rapidly and cost-effectively build initial capacity and introduce additional services. Our software has the capability to accommodate either or both voice and data transmissions, and as bandwidth in mobile telephony increases, video streaming as well.

  SCALABILITY

     Our platform and applications are scalable, which means that they are designed to grow from systems receiving thousands of calls and serving thousands of users to systems receiving millions of calls and serving millions of users. Our scalability is represented both in our software architecture and in our licensing structure. For example, customers may deploy our software in a lab environment for service creation and testing, in a low-end configuration for small deployments, or in a geographically diverse, redundant, highly reliable configuration for very large systems. When purchasing our products, network operators may license a relatively small number of subscribers or transactions to allow them to start with little capital risk. Only as the number of subscribers in the network grows, or as penetration and usage of our services increase, are they required to invest more capital into expanded licenses. We believe that our platform and applications are capable of providing mobile location services to operators both in the current environment and in an environment in which such services are required on a much expanded basis.

  EXCLUSIVE FOCUS ON MOBILE LOCATION SERVICES

     Our exclusive focus is on providing a mobile location services operating platform and applications for enhanced voice and data services. Our founders started developing mobile location services software products in February 1995, prior to the adoption of the FCC's 1996 emergency 911 mandate. In September 1996, we announced our first commercial product, Wireless 911. We launched a location-sensitive billing system in June 1998 and a location-based information application in September 1998. With our recent acquisition of BFound.com, and the addition of its wireless tracking technology, we now offer a suite of applications covering each of four core categories of mobile location services -- information, billing, safety and tracking. We have consistently demonstrated our experience and knowledge in the market by presenting at industry conferences, sponsoring workshops and contributing to standards organizations.

SIGNALSOFT'S PRODUCTS AND SERVICES

     Of the four critical network components required for mobile location services, we provide every component other than the location determination technologies. For this component, we have partnered with wireless location determination technology vendors, and we provide an open platform for their technologies to coexist in a customer's network. SignalSoft's product suite of Wireless Location Services(R) consists of software that typically is integrated into the network of the wireless operator. Our location gateway is called the Location Manager, and we also offer a location provisioning component, which we call MAPS. Together, the Location Manager and MAPS form what we call our operating platform which supports applications, including our own local.info(TM), Location Sensitive Billing, Wireless 911 and wireless tracking applications.

  [Chart shows how our Wireless Location Services(R) provide three of the four mobile location services components.]

  OPERATING PLATFORM

     Location Manager

     The Location Manager is a versatile software hub that allows multiple wireless location determination technologies to interface with both our suite of Wireless Location Services(R) applications and other third party applications as well. The Location Manager is located on the wireless operator's network, receives data from the location determination technologies residing on or connected with that network and converts that data for use by multiple applications. The Location Manager helps wireless service providers to separate location determination technology decisions, which are based primarily on technical requirements and cost, from location services decisions, which are based primarily on market demand.

     MAPS

     Maps Application Provisioning Server, or MAPS, is an advanced Geographic Information System which provides an integrated provisioning system for our Wireless Location Services(R) products and other mobile location services software. With MAPS, network operators can update databases, add new services and execute numerous other provisioning tasks without affecting the performance of other applications. This ability helps to ensure that the network operator will be able to continue critical applications, such as billing, while simultaneously updating its network. MAPS also includes a user-friendly interface for statistical and reporting functions to support system administration.

  SOFTWARE APPLICATIONS

     SignalSoft's suite of Wireless Location Services(R) applications is focused within four functional categories: information, billing, safety and tracking. Each of these products can be used individually or integrated with our other products.

     local.info(TM)

     To enable m-Commerce, our local.info(TM) application delivers geographical information and Internet content to wireless subscribers based on their location. Although diAx, a Swiss wireless network joint venture between SBC Communications Inc. and diAx Holding AG, is the only operator that has thus far commercially deployed this application, we are testing our local.info(TM) application with several operators in over a dozen cities worldwide with most major equipment vendors.

     In 1999, diAx began using local.info(TM) at several ski resorts to provide local users with information on restaurants, ski conditions, lift availability and entertainment. diAx offered local businesses the opportunity to be featured on its information-based network services. This m-Commerce application enhanced diAx's ability to enter into a new geographic market and generate incremental revenue from increased network usage. The service also has the potential to produce advertising revenue for diAx.

     In order to help carriers provide content for their m-Commerce services, we established and launched the local.info(TM) Content Alliance in January 1999. We have entered into over 40 industry partnerships with content providers through the local.info(TM) Content Alliance. These industry partnerships generally involve a joint marketing agreement between the content providers and us that allows both parties the right to use each other's names, on a non-exclusive basis, in marketing activities. None of these agreements, individually or in the aggregate, provides or is expected to provide us with a material amount of revenue. By entering into a joint marketing agreement, each content partner becomes part of the local.info(TM) Content Alliance. We intend to partner with multiple companies providing the same types of content in order to source local content for different geographic regions.

------------------------------------------------------------------------------------------------------
                                  local.info(TM) CONTENT ALLIANCE
------------------------------------------------------------------------------------------------------
CATEGORY                  PROVIDERS                 CATEGORY                  PROVIDERS
------------------------------------------------------------------------------------------------------
 Advertising/Coupons      AiroMedia, DealTime.com,  City Guide                10Best.com, ahhaa,
                          Eversave.com, Mediaplex,                            CitiKey, EzyFind, Go2
                          SUMmedia, Targus,                                   Systems, Sonata.com,
                          TicketingSolutions,                                 Wcities.com, Wireless
                          Vicinity                                            Media
------------------------------------------------------------------------------------------------------
 Directories              AirFlash, EzyFind,        Entertainment             Airflash, Buzz Wireless,
                          InfoNow, InfoSpace.com,                             CitiKey, Enspot.com,
                          Kapitol, MapQuest.com,                              e-street.com, EzyFind,
                          myFON.com, Targus,                                  Go2 Systems, i3 Mobile,
                          Vicinity, WorldPages                                InfoNow, indiqu.com,
                                                                              Squeezenet.com,
                                                                              Syncromedia.com, The
                                                                              SportsNetwork.com,
                                                                              Ticketing Solutions,
                                                                              Wcities.com,
                                                                              Yourmovies.com.au
------------------------------------------------------------------------------------------------------
 Mapping                  CitiKey, InfoNow,         Restaurants               CitiKey, e-street.com,
                          MapQuest.com, Vicinity                              EzyFind,
                                                                              Globaldining.com, Go2
                                                                              Systems, InfoNow,
                                                                              Menus.com,
                                                                              Squeezenet.com,
                                                                              Wcities.com
------------------------------------------------------------------------------------------------------
 Roadside/Other Services  ahhaa, ATX, Cross         Shopping                  AirFlash, EzyFind, Go2
                          Country, Mobile News                                Systems, i3 Mobile,
                          Channel, myFON.com,                                 indiqu.com, InfoNow,
                          phORTAL.com                                         Kapitol, RealMalls,
                                                                              Ticketing Solutions,
                                                                              Wcities.com, WorldPages
------------------------------------------------------------------------------------------------------
 Travel & Traffic         AirFlash, e-street.com,   Weather                   Go2 Systems, i3 Mobile,
                          Go2 Systems, i3 Mobile,                             InfoNow, Strategy.com,
                          indiqu.com, InfoNow,                                Weather Window
                          MapQuest.com,
                          Strategy.com, Portugal
                          Hotels, SmartRoute,
                          Squeezenet.com
------------------------------------------------------------------------------------------------------

     Location Sensitive Billing

     Location Sensitive Billing enables wireless network operators to define multiple geographic zones for each subscriber. The network operator can point-and-click on maps to define and modify up to ten calling zones for an individual subscriber. Establishing these calling zones allows a wireless carrier to charge different rates for various zones. For example, wireless network operators could offer their subscribers the same rate as land line phones when making calls from the home or office, but still charge higher rates when subscribers are not in "pre-specified" zones. As a result, Location Sensitive Billing can make it more economical for subscribers to freely substitute their wireless phone for their land line phones, while network operators are still able to charge higher prices for mobile minutes. Currently, one operator has licensed Location Sensitive Billing and several others are testing it.

     Wireless 911

     Wireless 911 is designed to automatically locate wireless callers in distress, record their calling information and route their calls to the appropriate public safety answering point. Wireless 911 meets both Phase I and Phase II requirements of the FCC mandate. Additionally, Wireless 911 supports major wireless switch/interface standards, is compatible with many combinations of wireless equipment and handset-based location determination technologies, and is capable of interfacing with land line Emergency 911 systems. Four of the five largest network operators in the United States, based on number of subscribers at the end of 1999, use our Wireless 911 application.

     Tracking

     Our current BFound.com(TM) service utilizes a third-party Internet browser such as Microsoft Internet Explorer or Netscape Navigator and a Global Positioning System unit to track and manage trucks, freight and other portable assets. We use an application service provider model whereby we host this application on one of our servers. We are currently testing in a carrier's network the combination of the BFound.com(TM) service with our Location Manager. This combination would allow us to offer the wireless industry a way to track portable assets without the separate Global Positioning System unit. As part of our ongoing enhancements, we plan to take BFound.com's technology and combine it with our software architecture to offer Wireless Tracking as a software application that we may license to wireless carriers or our industry partners. We intend to make this application commercially available in 2001. We believe that Wireless Tracking's chief advantage over other commercially available tracking systems will be that it will not require the user to install special equipment in trucks or other assets being tracked.

  PROFESSIONAL SERVICES AND MAINTENANCE

     Many carriers contract with us for our professional services because of our experience in implementing mobile location services in wireless networks. We currently offer consulting in four primary areas: strategy, implementation, launch and maintenance. Our professional services help network operators get started quickly and learn the basic operation of our operating platforms and software applications. We can load content into the carrier infrastructure, establish the relevant interfaces to the network equipment and perform testing to help ensure that the launch of the carrier's mobile location services offering is successful.

     We provide maintenance services to our customers for software support, scheduled product upgrades and other support services. For example, through our in-house customer service capabilities and through our partnerships with equipment providers, we offer comprehensive customer support services 24 hours a day, seven days a week.

SIGNALSOFT'S STRATEGY

     Our goal is to be the leading provider of software solutions that enable the delivery of mobile location services. The key elements of our strategy include the following:

  INNOVATE AND ENHANCE OUR PRODUCTS AND SERVICES

     We believe that the market for mobile location services will continue to evolve rapidly. We intend to stay at the leading edge of this evolution by creating new products and services. We plan to introduce a tool-box, which we call our Software Development Kit, by the end of 2001, which will allow third parties to design, develop and deploy their own mobile location services software applications. We believe that these third-party applications will create additional demand for our operating platform and for our own applications as well. In addition, we have joined the Wireless Multimedia Forum, a new industry organization, to promote the integration of location information with multimedia and video services over wireless networks.

     Technology standards are constantly evolving. We intend to modify our products or develop new products as needed to comply with next-generation technology standards, such as Global Packet Radio System and Enhanced Data Global system for mobile communications Environment, and third-generation or

3G standards such as cdma2000, which is an updated version of Code Division Multiple Access, Universal Mobile Telecommunications System and Wideband Code Division Multiple Access.

     We intend to continually refine and enhance our current product and services, especially through extensive testing of our software on our industry partners' systems. For example, we recently began to offer map displays on Wireless Application Protocol enabled devices. Wireless Application Protocol is a software protocol that is capable of filtering and displaying Internet information on a mobile telephone screen. We are also an active member of the Wireless Application Protocol Forum, an international industry organization. We also plan to add additional content partners to the local.info(TM) Content Alliance.

  CREATE MARKET DEMAND

     To create additional market demand for mobile location services and to establish our Wireless Location Services(R) as the de facto industry standard, we have focused on increasing visibility among wireless network operators and equipment suppliers around the world. Such initiatives include:

     - maximizing promotional activities through industry conference co-sponsorships, one-on-one meetings with customers and potential customers, trade shows, media relations, and speaking engagements,

     - demonstrating our products with multiple industry partners at trade shows and promoting awareness of the integration of our software in our industry partners' service offerings, and

     - promoting our interests with industry standard-setting organizations.

     We also expect to increase Wireless Location Services(R) adoption by continuing to maintain it as an open, flexible and interoperable platform that is compatible with all major networks and standards.

  ESTABLISH A GLOBAL PRESENCE

     SignalSoft expects to capitalize on the rapid growth and increasing penetration of wireless services in North America, Europe, Asia-Pacific and South America to drive demand for Wireless Location Services(R) applications. Our efforts are currently focused on North America and Europe, where we have established multiple reference accounts and have introduced our suite of products and services. We plan to expand aggressively in these regions through our industry partnerships and direct marketing efforts. We are currently beginning to staff sales and operations positions in Asia-Pacific and expect to expand into South America by 2001.

  STRENGTHEN AND EXPAND KEY INDUSTRY PARTNERSHIPS

     We believe that our industry partnerships with equipment providers, distributors, location determination technology vendors and content providers are important to our business, and we plan to continue to strengthen these partnerships and seek key new industry partnerships.

     Our relationships with equipment providers have given us several advantages, including:

     - the opportunity to bundle our products with equipment manufacturers;

     - an additional distribution channel for improved access to major wireless network operators;

     - the opportunity to assess and test products before deployment; and

     - a valuable understanding of our customers' technology and operations, which helps us in product design, marketing and in identifying new sales opportunities.

     Our exclusive focus on mobile location services allows our industry partners to focus on their core competencies. In addition, a content provider can establish a relationship with one of our network operators and have its content integrated into the operator's network. The network operator benefits by having more content to deliver to its subscribers, thus enabling the operator to further differentiate its product offerings, build customer loyalty and gain additional revenues. Our operating platform and software applications act as the focal point for this activity.

  PURSUE SELECTIVE ACQUISITIONS

     We intend to pursue acquisitions of companies and technologies that we believe will allow us to provide new services, enhance our technology, add new key personnel and extend our operations into new geographic markets. For example, our recent acquisition of BFound.com Services, Inc. provided us with a mobile location services tracking application that we believe complements our existing applications. BFound.com also gives us additional qualified development personnel that will help expand our industry reach.

NETWORK OPERATORS AND OTHER CUSTOMERS

     As of June 30, 2000, the following wireless network operators had deployed or licensed our software:

--------------------------------------------------
                   DEPLOYED
--------------------------------------------------
   NETWORK OPERATOR          PRODUCT(S)
--------------------------------------------------
 Ameritech                Wireless 911
--------------------------------------------------
 AT&T Wireless            Wireless 911
--------------------------------------------------
 diAx (Switzerland)       local.info(TM)
                          Location Manager
--------------------------------------------------
 Houston Cellular         Wireless 911
--------------------------------------------------
 Southwestern Bell        Wireless 911
 Mobile
--------------------------------------------------
 Sprint PCS               Wireless 911
--------------------------------------------------
 US West Wireless         Wireless 911
--------------------------------------------------
--------------------------------------------------
                   LICENSED
--------------------------------------------------
   NETWORK OPERATOR          PRODUCT(S)
--------------------------------------------------
 AAPT (Australia)         local.info(TM)
                          Location Sensitive
                          Billing
                          Wireless 911
                          Location Manager
                          MAPS
--------------------------------------------------
 BellSouth                Wireless 911
--------------------------------------------------
 Triton PCS               Wireless 911
--------------------------------------------------
 US Unwired               Wireless 911
--------------------------------------------------

     We license our products directly to network operators and to our distributors, which then sublicense our products to network operators. Our distributors are listed in "-- Sales and Marketing -- Distributors" on page 46. The network operators that sublicense our products from our distributors are not our direct customers. In addition, several additional operators are testing our products for use within their networks. Most of our deployments have been for Wireless 911. Our customers typically license our products through perpetual, non-exclusive licenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Revenue." None of the license agreements producing this revenue, unless the scope of these agreements is expanded, is expected to provide us with a material amount of future revenue.


     Among direct network operator customers, AT&T Wireless Services accounted for approximately 50% of our revenue in 1997 and 19% in 1998, Ameritech accounted for approximately 12% of our revenue in 1998, and diAx accounted for approximately 20% of our revenue in the six months ended June 30, 2000. The other network operators listed above represented less than 1% of our revenue in the aggregate in each of 1997, 1998 and the six months ended June 30, 2000. All of our network operator customers accounted for approximately 15% of our revenue in the aggregate in 1999. Among distributors, Lucent accounted for approximately 46% of our revenue in 1999 and 56% in the six months ended June 30, 2000, and Compaq accounted for approximately 16% of our revenue in 1999. Our other distributor customers accounted for approximately 15% of our revenue in the aggregate in 1999 and 15% of our revenue in the aggregate in the six months ended June 30, 2000. These revenue percentages do not add up to 100% for any given period because they do not include revenue from performing professional services for other network operator customers and distributors. Professional services revenue accounted for less than 10% of our revenue in 1999 and 17% of our revenue in the six months ended June 30, 2000.

SALES AND MARKETING

     We market and sell our operating platform and applications to wireless network operators primarily through industry partnerships we have developed with equipment providers, distributors, location determination technology vendors and content providers. We also use our own direct sales force.

     We have entered into non-exclusive industry partnerships with the content providers named in the chart on page 42 above, as well as with companies in the following categories:


     Equipment Providers: These companies provide the core equipment for wireless networks. As of June 30, 2000, our equipment partners were Ericsson, Lucent, Motorola, Nokia, Nortel and Siemens. Since that date, we have added Phone.com as an equipment partner. At present, five of our equipment partners are assessing or are in the process of bundling our operating platform and applications with their products to market and sell to network operators worldwide.



     Distributors: We have also sought industry partnerships with companies who provide combinations of hardware and software to wireless operators. Our distributor partners bundle our products in these combinations and resell our products to network operators. As of June 30, 2000, SignalSoft's distributor partners were Compaq, GTE-TSI, Lucent, Motorola, SCC Communications, SigmaOne and Telcordia. Since that date, we have added Siemens as a distributor partner.


     Our partnerships with our equipment and distributor partners are based on non-exclusive distribution agreements with terms of between three to five years.

     Location Determination Technology Vendors: Since location determination technology vendors develop, promote and deploy the geographic positioning technologies used by our Wireless Location Services(R), we have established both technical and marketing relationships with these companies. The location determination technology vendors promote our compatibility with their location finding systems, and we promote the location determination technology vendors as companies with positioning technology. We regularly test with these vendors both in lab environments and in live field tests to help ensure product success and compatibility. As of June 30, 2000, SignalSoft's location determination technology partners were Allen Telecom, Cambridge Positioning Systems, Cell-Loc, Ericsson, Lucent, Motorola, SigmaOne, SiRF, SnapTrack (a division of Qualcomm), TruePosition (a division of Liberty Media) and US Wireless.


     To help drive demand for mobile location services in general and our Wireless Location Services(R) in particular, we also use direct sales channels, which promote our Wireless Location Services(R) products and consulting services directly to network operators and assist our industry partners in selling our products and services. We maintain regular contact with customers through one-on-one meetings, industry conferences and SignalSoft-sponsored educational workshops. We also market our products via trade shows, media and analyst relations and speaking engagements. As of June 30, 2000, we had 28 sales and marketing personnel located in the United States, Canada, the United Kingdom, the Netherlands, France, Sweden and Australia. We are continuing to increase our sales and marketing efforts by expanding our office in the United Kingdom and by opening an office in the Asia-Pacific region.


TECHNOLOGY

     We believe that one of our principal strengths is our proprietary, internally developed technology. Our operating platform and software applications have been designed to provide a network- and device-independent platform for the creation and delivery of mobile location services. Our software components can be deployed on a variety of computer hardware and operating systems to satisfy the requirements of our network operator customers and partnerships. Each component of our product suite has been designed to achieve these goals while satisfying the requirements of the telecommunications industry. Our software architecture consists of a set of C++ and Java class libraries that allow us to achieve the following benefits:

     - Independence from any specific location determination technology is achieved by building individual interfaces to differing location technologies in much the same way as printer drivers permit many different vendors' hardware to function with a single software operating system.

     - Provisioning and management of geographic data is made possible through the use of our proprietary MAPS client and server algorithms, which utilize Geographic Information System, or GIS, functions optimized for the demanding requirements of telecommunications networks.

     - Deployment of our software in different vendor networks is achieved by proprietary software programs that receive a message from the switch in its original proprietary format, extract the data required by our applications from the message and subsequently respond to the switch with the appropriate information required to complete the transaction.

     - Deployment of our software on multiple partner vendor platforms is achieved by additional proprietary software programs that individually deal with each partner's operating system, hardware and network management requirements.

     Based on our internal research and involvement in the wireless industry for over five years, we believe that we are the only company with a full suite of deployable software products across at least three of the major network components -- location gateway, applications and location provisioning -- and within the following four functional categories -- information, billing, safety and tracking. Not only do we have functional software developed in these areas of mobile location services, but we believe that we are also the only company to have commercially deployed location-based software products in all of the current major wireless transmission technologies -- Advanced Mobile Phone Service, Code Division Multiple Access, Global System for Mobile Communication and Time Division Multiple Access. Based on these factors, we believe we are the leading international applications and software developer of mobile location-based services.

RESEARCH AND DEVELOPMENT

     Our research and development group is a technical workforce experienced in current software development technologies. Our testing team consists of software engineers with experience in both software subsystem and system-level testing. The members of our engineering team have an average of approximately eight years' experience in the management of software development and approximately ten years' experience in software development. Approximately 80% of our engineers have BS, BA or equivalent engineering degrees. As of June 30, 2000, we had 52 employees engaged in research and product development activities, including product support. We continue to recruit additional skilled research and product development personnel and intend to increase the size of this group. Competition for employees with the skills and experience we need is intense.


     Our research and development expenditures were approximately $4.1 million for the six months ended June 30, 2000, $3.4 million for 1999 and approximately $2.5 million for 1998.


INTELLECTUAL PROPERTY

     We rely on a combination of trade secrets, non-disclosure and other contractual arrangements, as well as patent, copyright and trademark laws to protect our proprietary rights. As part of our intellectual property strategy, we have in the past submitted, and continue to submit, patent applications for our Wireless Location Services(R) products in the United States and internationally. We currently have rights under one issued United States patent based on a joint submission between SignalSoft and Motorola. The patent relates to the provisioning of calling zones by wireless subscribers and expires in 2016. Motorola holds actual title to the patent. Motorola may assign rights under this patent to others without our consent or may choose to use the patent and compete directly against us. If this happens, we will face increased competition. In addition, we have filed seven U.S. and two international patent applications. We have obtained or are in the process of obtaining common law trademark rights and trademark registrations on our product names from the United States Patent and Trademark Office. As part of our normal business practices, we provide copyright notices on our confidential technical, sales and marketing documents.

COMPETITION

     There are competitors for each of our product offerings. We expect to encounter competition from wireless location determination technology vendors, service bureaus, application service providers and equipment providers. In particular, several companies have developed solutions to comply with the FCC mandate for Emergency 911 specifications. Because we are part of an emerging market, we cannot identify or predict which new competitors may enter the mobile location services industry in the future. We may compete against our current industry partners to the extent they also offer mobile location services, which may result in the termination of our relationships with these industry partners. We expect competition in our industry to be even more intense in the future as new competitors, such as additional wireless equipment providers, enter the market. Many of our current and potential competitors have longer operating histories, greater industry and name recognition and greater financial, technical and marketing resources than we do. Increased competition may result in lower prices for our products, which may have a material adverse effect on our revenues and operating results.

     We compete based on the following factors:

     - product features;

     - integration of products with wireless operators' networks;

     - available content;

     - timing of new product introductions;

     - price; and

     - customer support and services.

REGULATION

     We are not currently subject to direct regulation by the Federal Communications Commission, or FCC, or any other governmental agency, except for regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. Concerns about personal privacy could result in regulations limiting the use of mobile location services. For example, a European Union, or EU, directive prohibits the transmission of personally identifiable data to third countries -- including the United States -- that are deemed to provide inadequate privacy protection for that information. The United States and the EU recently signed a data privacy agreement, which includes standards that U.S. companies will be able to use to comply with the EU directive. The FCC may adopt additional regulations related to this directive, including increased protections for personal data. Also, existing laws governing access to and use of consumer information could be interpreted or expanded to cover the wireless market.

     Wireless network operators are currently regulated by the FCC and any regulations that affect them could also increase our costs, limit our access to their networks and subscribers or reduce our ability to continue selling and supporting our products and services. Currently, wireless carriers are subject to the FCC's 911 mandate. Our Wireless 911 product complies with the requirements of both phases of this mandate. However, we cannot anticipate what regulations the FCC may adopt in the future and what impact those regulations may have on our business, our industry partners or our customers.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings, nor are we currently aware of any threatened material legal proceedings. From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of our business.

PROPERTY AND FACILITIES

     Our corporate headquarters are located at 1495 Canyon Boulevard, Boulder, Colorado 80302. We currently lease approximately 18,000 square feet of office space at our corporate headquarters and most of our equipment, including computers, under non-cancelable capital and operating lease agreements which expire on various dates through 2003. We also lease additional office space elsewhere in Boulder and office space in the United Kingdom, in Victoria, British Columbia and in Stockholm, Sweden.

EMPLOYEES


     As of June 30, 2000, we had 127 employees. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.


INCORPORATION

     We were incorporated in 1994 in Colorado. We reincorporated in Delaware in 1998.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The current executive officers and directors of SignalSoft, along with their backgrounds, are:

NAME                                    AGE   POSITION
----                                    ---   --------
David A. Hose.........................  37    Chief Executive Officer, President and
                                                Chairman of the Board of Directors
Mark H. Flolid........................  49    Executive Vice President of Corporate
                                                Development and Director
Donald J. Winters, Jr. ...............  48    Senior Vice President and Chief
                                              Operating Officer
Roy Kligfield.........................  49    Senior Vice President of Engineering
Andrew M. Murray......................  42    Senior Vice President of Finance,
                                              Chief Financial Officer and
                                                Secretary-Treasurer
Charles P. Waite, Jr..................  45    Director
B. Holt Thrasher......................  38    Director
Eric L. Doggett.......................  41    Director
Perry M. LaForge......................  42    Director

     David A. Hose is a founding member of SignalSoft and has been our Chief Executive Officer, President and Chairman of the Board of Directors since February 1995. In this capacity, Mr. Hose is responsible for overseeing SignalSoft's growth and strategic direction. Prior to joining SignalSoft, from 1993 to January 1995, Mr. Hose served as the Vice President of Engineering at SCC Communications Corp., where he designed location-based applications for public-safety command and control systems. Between 1982 and 1993, Mr. Hose was employed in various management roles at SCC, GeoBased Systems, Criterion, Inc. and J&D Software.

     Mark H. Flolid is a founding member of SignalSoft and served as our Executive Vice President of Sales and Marketing from February 1995 until August 1999. In August 1999, Mr. Flolid assumed the role of Executive Vice President of Corporate Development and is responsible for SignalSoft's new product development and strategic partnerships. Prior to joining SignalSoft, from 1992 to January 1995, Mr. Flolid was Senior Vice President of Sales and Marketing at SCC Communications Corp. Between 1981 and 1992, he held senior management positions in sales, marketing and operations at Thomas Bros. Maps, GeoBased Systems and Criterion, Inc. Mr. Flolid graduated from the University of Texas where he earned both a BA in Political Science and an MA in Economics.

     Donald J. Winters, Jr. became our Senior Vice President and Chief Operating Officer in December 1999. He joined SignalSoft in February 1997 as Vice President of Operations and also served as Vice President of Sales from August 1999 to December 1999. Mr. Winters manages SignalSoft's sales, marketing and customer operations. Prior to joining SignalSoft, from February 1996 to February 1997, he was Vice President of Business Development for Coral Systems, a developer of fraud management and churn management software for use by wireless carriers, where he was responsible for new product development and strategic partnerships. Between 1978 and February 1996, Mr. Winters held a number of management positions at AirTouch Communications and Pacific Telesis in engineering, operations, technology development, and strategy.

     Roy Kligfield has been SignalSoft's Senior Vice President of Engineering since March 2000. From January 1996 to March 2000, he served as our Vice President of Development. At SignalSoft, he is responsible for the design, development and testing of SignalSoft's products, platforms and interfaces to all external technologies. Prior to joining SignalSoft, from 1992 to December 1995, Mr. Kligfield was General Manager of Geological Development Center at CogniSeis Development, a creator of geophysical and geological processing software for the oil and gas industry, where he developed geological software, including multidimensional mapping applications. Between 1981 and 1992, Mr. Kligfield was an Associate Professor of

Structural Geology at the University of Colorado where he taught structural geology, mapping and Geographic Information System concepts. Mr. Kligfield has an extensive background in mapping and software development management and has authored over 130 publications on these subjects. Mr. Kligfield graduated from Columbia University where he earned a Ph.D., a M.Phil., and a BA in Geology.

     Andrew M. Murray joined SignalSoft as Vice President of Finance and Administration and Chief Financial Officer in August 1998. He became Secretary-Treasurer in October 1998 and Senior Vice President of Finance in March 2000. At SignalSoft, Mr. Murray oversees all financial functions, legal relationships, human resources, information systems and office administration. Prior to joining SignalSoft, from January 1989 to August 1998, he served as Chief Financial Officer and Vice President of Finance and Administration for Dynamic Information Systems Corp., a Boulder, Colorado-based software company. His prior experiences also include finance-related management positions at Murray Equipment Company, AT&T Communications and Mountain Bell. Mr. Murray also serves on the board of directors of Bellco First Federal Credit Union and is a Certified Management Accountant. Mr. Murray earned an MBA from the University of Denver and a BS in Business Administration from the University of Northern Colorado.

     Charles P. Waite, Jr. joined our board of directors in May 1997. He has served as a General Partner with Seattle-based Olympic Venture Partners, a technology-focused venture capital firm with a specific emphasis on firms in the software, life sciences, Internet, communications and health care sectors, since 1987. Prior to joining Olympic, Mr. Waite was a General Partner at Hambrecht & Quist, a venture capital operation based in San Francisco, for four years. From 1977 to 1981, he was a Cardiovascular Products Specialist for Denver-based Cobe Laboratories, Inc. He currently serves on the boards of directors of Loudeye Technologies, Rosetta Inpharmatics, Verity and WatchGuard. Mr. Waite earned an MBA from Harvard University and a BA from Kenyon College.

     B. Holt Thrasher joined our board of directors in May 1997. He has served as a Managing Director of Broadview International LLC, which provides merger and acquisition banking services, since August 1995. Prior to joining Broadview, from March 1995 to August 1995, Mr. Thrasher was a full-time consultant with Omnipoint, a PCS service provider and developer of wireless communications equipment. From March 1992 to March 1995, he served as Vice President of Corporate Development at Tip Hook PLC. From August 1985 to September 1990, Mr. Thrasher served as Vice President of Mergers and Acquisitions with Smith Barney Harris & Upham and Company Inc. From June 1983 to August 1985, he was an associate with Brown Brothers Harriman. Mr. Thrasher also serves on the boards of directors of T-NETIX, Inc., a provider of call processing services, and The Kairos Foundation, a non-profit organization. Mr. Thrasher earned an MBA from the International Institute of Management Development in Lausanne, Switzerland and a BA from Colby College.

     Eric L. Doggett joined our board in December 1997. He has served as the President and Chief Executive Officer of Charlotte, North Carolina-based Glenayre Technologies Inc., a developer of personal telecommunications equipment and software, since June 1999. Prior to joining Glenayre, from July 1998 to June 1999, he served as a strategic, operational and financial consultant for telecommunications ventures as a Venture Partner with Rein Capital, LLC. From September 1996 to June 1998, Mr. Doggett was a Senior Vice President and General Manager of the Communications Products Group at Compaq's Tandem Computers. From June 1995 to September 1996, he served as Vice President of Technology at Nortel Networks' Public Carriers. His prior experiences include over 11 years at Nortel Networks' Public Carriers in other executive positions including Vice President of Marketing, Vice President/General Manager of International and Assistant Vice President/General Manager of the DMS-10 switching division. Mr. Doggett holds an MBA from Duke University and a BS in physics from North Carolina State University.

     Perry M. LaForge has served as a director since December 1998. He is a Vice President and Partner with the international management-consulting firm of Pittiglio Rabin Todd and McGrath. Prior to joining Pittiglio Rabin in 1984, Mr. LaForge worked for Corning Technical Products and Sperry Univac, where he was responsible for business development and new product releases. Mr. LaForge is the founder, Executive Director and Chairman of the CDMA Development Group, a trade association comprised of over 100 wireless operators and manufacturers. He is also the founder, Chairman and President of Incode Telecom Group, a telecommunications consulting company. Mr. LaForge earned his MBA from the Amos Tuck School of Business at Dartmouth College and his BS from the University of Santa Clara.

COMPOSITION OF THE BOARD OF DIRECTORS

     We have approved an amendment to our certificate of incorporation to provide for a board of directors consisting of six members, who will be divided into three classes of two directors each serving staggered three-year terms:

     - the term of our Class I directors will expire at our 2001 annual meeting;

     - the term of our Class II directors will expire at our 2002 annual meeting; and

     - the term of our Class III directors will expire at our 2003 annual meeting.

The amendment will become effective on the closing of this offering. Our Class I directors will be Messrs. Flolid and LaForge. Our Class II directors will be Messrs. Doggett and Thrasher. Our Class III directors will be Messrs. Hose and Waite. When our classified board is in place, only two of our six board members will be elected at each annual stockholders' meeting, with the other directors continuing for the remainder of their class terms.

COMPENSATION OF DIRECTORS

     Our directors who are not also our employees are reimbursed for the expenses they incur in attending meetings of our board or our board committees. All directors who are not also our employees are eligible to participate in our nonqualified stock option plan. In 1999, we granted Mr. LaForge an option to purchase 20,000 shares of our common stock under this plan. In 1997, we granted Mr. Doggett an option to purchase 20,000 shares of our common stock, Mr. Thrasher an option to purchase 20,000 shares of our common stock, and Mr. Waite an option to purchase 40,000 shares of our common stock under this plan. These options vest over 50 months, with 24% vesting on the one-year anniversary of the date of grant and 2% vesting each month thereafter. Mr. Waite's options have an exercise price of $0.05 per share. Each of Messrs. Doggett, LaForge and Thrasher's options have an exercise price of $0.65 per share.

COMMITTEES OF THE BOARD OF DIRECTORS

     We have both an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee consists of three directors. Currently the members of our Audit Committee are Messrs. LaForge, Thrasher and Waite. The Audit Committee is responsible for recommending annually to the board of directors the independent auditors to be retained, reviewing with our independent auditors the scope and results of the audit engagement, reviewing our system of internal accounting controls and directing investigations into matters within the scope of its functions.

     Compensation Committee. The Compensation Committee consists of three directors. Currently the members of our Compensation Committee are Messrs. Doggett, Thrasher and Waite. The Compensation Committee is responsible for determining executive compensation policies and guidelines. It also administers our stock option plans and establishes the terms and conditions of all stock option grants.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation earned by our Chief Executive Officer and by each of our four most highly compensated executive officers for the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              --------------------
NAME AND PRINCIPAL POSITION                                    SALARY      BONUS
---------------------------                                   ---------   --------
David A. Hose...............................................  $150,000    $45,000
  Chief Executive Officer, President and Chairman of the
  Board of Directors
Mark H. Flolid..............................................   125,000     13,000
  Executive Vice President of Corporate Development
Donald J. Winters, Jr. .....................................   134,379     22,000
  Senior Vice President and Chief Operating Officer
Roy Kligfield...............................................   130,000     22,000
  Senior Vice President of Engineering
Andrew M. Murray............................................   120,840     22,000
  Senior Vice President of Finance, Chief Financial Officer
  and Secretary-Treasurer

STOCK OPTION INFORMATION

     We did not grant any stock options during 1999 to our executive officers that are named in the Summary Compensation Table. See "-- Stock Option Plans."

     The following table provides, for our executive officers listed in the Summary Compensation Table, information on the number of shares represented by unexercised options owned by them at December 31, 1999 and the value of those options as of the same date. None of the named executive officers exercised any options in 1999.

                    AGGREGATE FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                             OPTIONS AT FISCAL YEAR END       IN-THE-MONEY OPTIONS (1)
                                             ---------------------------     ---------------------------
NAME                                         EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
----                                         -----------   -------------     -----------   -------------
David A. Hose..............................         --            --                 --            --
Mark H. Flolid.............................         --            --                 --            --
Donald J. Winters, Jr. ....................    114,000        61,000         $1,780,500      $950,750
Roy Kligfield..............................    228,800        36,200            341,800       568,450
Andrew M. Murray...........................     24,000        51,000            368,400       782,850

---------------

(1) The value of the unexercised in-the-money options represents the difference between the price of the common stock in this offering and the exercise price of the options, multiplied by the number of shares underlying the options.

STOCK OPTION PLANS

  1995 NONQUALIFIED STOCK OPTION PLAN

     The SignalSoft Corporation Nonqualified Stock Option Plan effective November 17, 1995, as currently amended, permits the grant of nonqualified stock options to our key employees, key consultants, key advisors and non-employee directors, including those of our affiliated companies. We have reserved for issuance 2,500,000 shares of common stock which may be subject to awards under the plan. The number of shares is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the number of outstanding shares of our common stock. We can re-grant shares of common stock covered by unexercised nonqualified stock options that expire, terminate or are canceled, together with shares of common stock that are forfeited for any reason or that are used to pay withholding taxes or the option exercise price. As of June 30, 2000, there were outstanding stock options to purchase an aggregate of 1,530,781 shares of common stock.

     The plan may be administered either by our board of directors or by a committee. The administrator has the sole discretion to determine the employees, consultants and non-employee directors to whom awards will be granted and the terms and conditions of such awards. There is no maximum aggregate fair market value of stock that may become exercisable by any one employee under incentive stock options during any calendar year. The administrator determines the exercise price for each option.

     Upon the occurrence of a reorganization, merger or consolidation or our dissolution or liquidation, the administer determines whether all outstanding options will remain outstanding, become fully vested and immediately exercisable, or be assumed by the surviving entity in the transaction. If the options accelerate, all outstanding options that are not exercised before the effective date of the transaction will automatically terminate.

  2000 EQUITY INCENTIVE PLAN

     Introduction. We have adopted the SignalSoft Corporation Equity Incentive Plan, which will become effective on the closing of this offering. The equity incentive plan is designed to provide a financial incentive that will help us attract, retain and motivate the most qualified employees, consultants and directors.

     The equity incentive plan will provide for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to our employees, consultants and non-employee directors. The maximum number of shares of common stock that may be subject to awards under the equity incentive plan is 3,400,000. The number of shares as to which options or other awards may be granted in any calendar year will be limited to 1,000,000. Such numbers will increase by up to 800,000 shares in each calendar year thereafter. The maximum number of shares that may be subject to incentive stock options is 3,400,000. The number of shares subject to such limitations is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by unexercised non-qualified or incentive stock options that expire or terminate, together with shares of common stock that are forfeited under a restricted stock grant or any other award (other than an option) under the equity incentive plan or that are used to pay withholding taxes or the option exercise price, will again be available for grants under the equity incentive plan.

     Participation. The equity incentive plan provides that awards may be made to employees, consultants and non-employee directors. It is expected that most, if not all, of our employees will be eligible to receive grants under the equity incentive plan.

     Administration. The equity incentive plan is administered by our Compensation Committee. The Committee has discretion to determine the employees, consultants and directors to whom awards may be granted under the equity incentive plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and stock units may be granted by the Committee to employees, consultants and directors in such numbers and at such times during the term of the equity incentive plan as the Committee shall determine, except that:

     - the maximum number of shares subject to one or more options or stock appreciation rights that can be granted during any calendar year to any employee, consultant or director is 500,000 shares of common stock;

     - the maximum number of shares as to which options or other awards may be granted in any calendar year will be limited to 1,000,000; and

     - incentive options may be granted only to employees.

     The Committee may delegate to specified officers of SignalSoft the power and authority to grant awards to specified groups of employees and consultants, subject to any restrictions or conditions that the Committee imposes. However, the Committee may not delegate the authority to grant awards with respect to any employee or consultant who is subject to Section 16(b) of the Securities Exchange Act.

     Exercise of Options. The Committee determines the exercise price for each option; however, incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the incentive stock option is granted (at least equal to 110% of fair market value in the case of an incentive stock option granted to an employee who owns common stock having more than 10% of the voting power). An option holder may exercise an option by written notice and payment of the exercise price in:

     - cash or certified funds, or by wire transfer;

     - by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price; or

     - through a broker's transaction by directing the broker to sell all or a portion of the common stock to pay the exercise price or make a loan to the option holder to permit the option holder to pay the exercise price.

Options, stock appreciation rights, stock units and restricted stock awards granted under the equity incentive plan generally are not transferable other than by will or by the laws of descent and distribution; however, the Committee may provide at the time of the grant of a non-qualified option or thereafter that the holder may transfer the non-qualified option to an immediate family member or to a trust or partnership of which the only beneficiaries or partners are immediate family members or trusts for the benefit of immediate family members.

     Option Term. The Committee determines the term of each option, which may be no longer than ten years (five years in the case of an incentive stock option granted to an employee who owns common stock having more than 10% of the voting power) and the period during which the option may be exercised following termination of employment. Options granted under the equity incentive plan generally must be exercised within 90 days after termination of the optionee's status as our employee, our director or our consultant, or 12 months if the termination is due to the disability or death of the optionee, but in no event later than the expiration of the option's term.

     Restricted Stock. The Committee may grant a participant a number of shares of restricted stock as determined by the Committee in its sole discretion. Grants of restricted stock may be subject to such restrictions, including for example, continuous employment with us for a stated period of time or the attainment of performance goals and objectives, determined in the discretion of the Committee. The restrictions may vary among awards and participants. If a participant dies or becomes disabled or retires under our retirement policy, the restricted stock will become fully vested as to a pro rata portion of each award based on the ratio of the number of months of employment completed at termination of employment from the date of the award to the total number of months of employment required for each award to become fully vested. The remaining portion of the restricted stock will be forfeited. If a participant terminates employment for any other reason, all unvested shares of restricted stock will be forfeited.

     Stock Units. The Committee may grant stock units to participants. The Committee determines the number of stock units to be granted, the goals and objectives to be satisfied, the time and manner of payment, and any other terms and conditions applicable to the stock units.

     Stock Appreciation Rights. The Committee may grant stock appreciation rights to participants, either separately or in tandem with the grant of options. The Committee determines the period during which a stock appreciation right may be exercised and the other terms and conditions applicable to the stock appreciation rights. Upon exercise of a stock appreciation right, a participant is entitled to a payment equal to the number of shares of common stock as to which the stock appreciation right is exercised times the excess of the fair market value of one share of common stock on the date the stock appreciation right is exercised over the fair market value of one share of common stock on the date the stock appreciation right was granted. The amount may be paid in shares of common stock, in cash, or in a combination of cash and common stock as determined in the discretion of the Committee. Upon termination of employment, stock appreciation rights are exercisable in the same manner as options. See "-- Option Term," above. If a stock appreciation right is granted in tandem with an option, exercise of the stock appreciation right or the option will result in an equal reduction in the number of shares subject to the corresponding option or stock appreciation right.

     Other Stock Grants. The Committee may award stock bonuses to such participants, subject to such conditions and restrictions, as it determines in its sole discretion. Stock bonuses may be outright grants or may be conditioned on continued employment or attainment of performance goals as determined in the discretion of the Committee. Our board may, in its sole discretion, establish other incentive compensation arrangements under which participants may acquire common stock or provide that other incentive compensation will be paid in common stock under the equity incentive plan.

     Change in Control. All awards granted under the equity incentive plan shall immediately vest upon any "change in control" of SignalSoft unless otherwise provided by the Committee at the time of grant. A "change in control" occurs if:

     - 50% or more of our voting stock or outstanding stock is acquired by a person, entity or group (as defined in the Exchange Act), other than a trustee or other fiduciary that holds securities under a SignalSoft employee benefit plan;

     - or during any period of three years individuals who were members of our board at the beginning of such period (including new directors whose election or nomination was approved by a vote of at least two-thirds of the directors then in office who were directors at the beginning of the period or whose election of nomination was previously so approved) cease for any reason to be a majority of our board.

     Merger and Reorganization. Upon the occurrence of:

     - the reorganization (other than a bankruptcy reorganization), merger or consolidation of SignalSoft (other than a reorganization, merger or consolidation in which we are the continuing company and that does not result in any change in the outstanding shares of common stock);

     - the sale of all or substantially all of our assets of (other than a sale in which we continue as a holding company of an entity that conducts the business formerly conducted by us);

     - or the dissolution or liquidation of SignalSoft,

all outstanding options will terminate automatically when the event occurs if we give the option holders 30 days prior written notice of the event. Notice is also given to holders of other awards. Notice is not required if we, the successor, or the purchaser makes adequate provision for the assumption of the outstanding options or the substitution of new options or awards on terms comparable to the outstanding options or awards. When the notice is given, all outstanding options fully vest and can be exercised prior to the event and other awards become exercisable and payable.

     Amendment and Termination. Our board may amend the equity incentive plan in any respect at any time provided shareholder approval is obtained when necessary or desirable, but no amendment can impair any option, stock appreciation right, award or unit previously granted or deprive an option holder, without his or her consent, of any common stock previously acquired. The equity incentive plan will terminate 10 years from the date of the closing of this offering unless sooner terminated by our board.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     We have not entered into employment or severance agreements with any of the members of our senior management group.

     All of our employees and consultants, including the members of our senior management group, have signed confidentiality and non-disclosure agreements and proprietary information and invention agreements. These agreements obligate our employees and consultants not to disclose confidential information concerning SignalSoft and to assign to us all rights in any work they create during their employment with us.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2000, assuming that our outstanding preferred stock had been converted to common stock as of that date, by:

     - each person known to us to own beneficially more than 5% of our outstanding common stock;

     - our chief executive officer, other executive officers and directors; and

     - all directors and executive officers as a group.

     The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC's rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table excludes any shares purchased in the offering by the respective beneficial owner.


                                                                             PERCENTAGE OWNED
                                                         NUMBER     ----------------------------------
BENEFICIAL OWNER(1)                                     OF SHARES   PRIOR TO OFFERING   AFTER OFFERING
-------------------                                     ---------   -----------------   --------------
Olympic Venture Partners (2)..........................  3,249,300         17.6%              14.2%
American Express Financial Corporation (3)............  2,533,783         13.8               11.1
James A. Fitch........................................  1,940,000         10.5                8.5
Lazard Freres & Co. LLC (4)...........................  1,291,630          7.0                5.7
TGI Fund II, LC (5)...................................    971,485          5.3                4.3
David A. Hose (6).....................................  1,714,416          9.3                7.5
Mark H. Flolid........................................  1,887,878         10.2                8.3
Donald J. Winters, Jr. (7)............................    192,000          1.0              *
Roy Kligfield (8).....................................    374,733          2.0                1.6
Andrew M. Murray (9)..................................     43,572       *                   *
Charles P. Waite, Jr. (10)............................  3,249,300         17.6               14.2
B. Holt Thrasher (11).................................    129,193       *                   *
Eric L. Doggett (12)..................................     22,800       *                   *
Perry M. LaForge (13).................................     49,830       *                   *
All directors and executive officers as a group (9
  persons)............................................  7,686,240         41.0               33.2


---------------

 *  Less than one percent.

 (1) Unless otherwise indicated, the address of each person named in the table is SignalSoft Corporation, 1495 Canyon Boulevard, Boulder, Colorado 80302.

 (2) Represents shares of common stock owned by investors affiliated with Olympic Venture Partners, including:

     - 1,932,770 shares of common stock owned by Olympic Venture Partners III, L.P. and 2,111 shares of common stock issuable under a warrant held by Olympic Venture Partners III, L.P.

     - 98,456 shares of common stock owned by OVP III Entrepreneurs Fund, L.P.

     - 1,122,157 shares of common stock owned by Olympic Venture Partners IV, L.P. and 11,777 shares of common stock issuable under a warrant held by Olympic Venture Partners IV, L.P.

     - 56,108 shares of common stock owned by OVP IV Entrepreneurs Fund, L.P. and 321 shares of common stock issuable under a warrant held by OVP IV Entrepreneurs Fund, L.P.

     - 25,600 shares beneficially owned by Charles P. Waite, Jr., as to which Olympic Venture Partners disclaims beneficial ownership.

    The address for Olympic Venture Partners and its affiliates is 2420 Carillon Point, Kirkland, Washington 98033.

 (3) Represents shares of common stock owned by companies affiliated with American Express Financial Corporation, including:

     - 1,689,189 shares of common stock owned by Wrap One & Co.

     - 844,594 shares of common stock owned by Saka & Co.

    The address for American Express Financial Corporation and its affiliates is 733 Marquette Avenue, Minneapolis, Minnesota 55402.

 (4) The address for Lazard Freres & Co. LLC is 5335 Wisconsin Avenue NW, Suite 410, Washington, DC 20015.

 (5) Includes 8,411 shares of common stock issuable under a warrant. The address for TGI Fund II, LC is 701 Fifth Avenue, Suite 6501, Seattle, Washington 98104.


 (6) Includes 7,500 shares of common stock owned by trusts for the benefit of Mr. Hose's children.



 (7) Includes 10,500 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000.



 (8) Includes 246,800 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000.



 (9) Includes 9,000 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000.



(10) Includes 25,600 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000. Includes 3,209,491 shares owned by Olympic Venture Partners and its affiliates and 14,209 shares of common stock issuable under warrants held by Olympic Venture Partners and its affiliates, as to which Mr. Waite disclaims beneficial ownership.



(11) Includes 12,800 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000. Includes 76,067 shares of common stock beneficially owned by Peter J. Mooney as nominee for Broadview Partners Group and 326 shares of common stock issuable under a warrant held by Broadview Partners Group. Mr. Thrasher disclaims beneficial ownership of 67,373 shares of this common stock and 289 shares of common stock issuable under this warrant.



(12) Includes 12,800 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000.



(13) Includes 7,600 shares of common stock issuable under options granted under the terms of our Nonqualified Stock Option Plan, which are exercisable on or before August 29, 2000.

                              CERTAIN TRANSACTIONS

     We have granted nonqualified stock options to some of our directors and executive officers, as described in "Management -- Compensation of Directors" and "-- Executive Compensation."

     Since our inception, we have issued shares of preferred stock in the following private placement transactions:

     - an aggregate of 1,571,700 shares of Series A preferred stock at $1.27 per share in August 1996;

     - an aggregate of 3,835,148 shares of Series B preferred stock at $2.52 per share in January and February 1998; and

     - an aggregate of 5,574,324 shares of Series C preferred stock at $5.92 per share in December 1999 and January 2000.

The share and per share data set forth in this section assume the automatic conversion of our outstanding preferred stock to common stock on the completion of this offering. The following table summarizes the shares of preferred stock purchased in these private placement transactions, to the extent occurring on or after January 1, 1999, by our named executive officers, directors and 5% stockholders and persons and entities associated with them. Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

                                                              SHARES OF SERIES C
INVESTOR                                                       PREFERRED STOCK
--------                                                      ------------------
Olympic Venture Partners....................................        177,255
American Express Financial Corporation......................      2,533,783
TGI Fund II, LC.............................................        168,225
Perry M. LaForge............................................         42,230

     Olympic Venture Partners, of which one of our directors, Charles P. Waite, Jr., is a General Partner, beneficially owns approximately 17.6% of our stock. American Express Financial Corporation beneficially owns approximately 13.8% of our stock. TGI Fund II, LC beneficially owns approximately 5.3% of our stock. Perry M. LaForge is one of our directors.

     In 1997, we entered into a consulting agreement with Eddy Hose, the father of David Hose, our President, Chief Executive Officer and Chairman of the Board of Directors. Eddy Hose currently provides engineering consulting services related to location determination technologies under the direction of Roy Kligfield, our Senior Vice President of Engineering. Eddy Hose received a master's degree in engineering from the University of California at Los Angeles and has 45 years of telecommunications and aerospace industry experience. Eddy Hose receives a monthly retainer of $8,000. David Hose has no direct interest in this transaction.

     In December 1999, we issued warrants exercisable for 25,336 shares of our common stock to seven of our stockholders, in connection with a $3.0 million bridge loan to us from these stockholders. Some of our named executive officers, directors and 5% stockholders and persons and entities associated with them received warrants in this transaction, as set forth below:

     - we issued warrants exercisable for 14,209 shares of common stock to affiliates of Olympic Venture Partners, which beneficially owns approximately 17.6% of our stock and of which one of our directors, Charles P. Waite, Jr., is a General Partner;

     - we issued warrants for 8,411 shares of common stock to TGI Fund II, LC, which beneficially owns approximately 5.3% of our stock; and

     - we issued warrants for 326 shares of common stock to Broadview Partners Group, of which one of our directors, B. Holt Thrasher, is a Managing Director.

We repaid the loan amounts in shares of Series C preferred stock in December 1999. The weighted average exercise price of the warrants is $1.25 per share. If not exercised, the warrants will terminate when we complete this offering.

     In March 2000, we entered into a loan agreement with Donald J. Winters, Jr., our Chief Operating Officer. The principal amount of the loan was $195,944.56, which Mr. Winters used for the purpose of exercising stock options and paying associated taxes. The loan was secured by the shares of our common stock that Mr. Winters received on exercise of his options. The loan bore interest at a rate of 8.75%. Mr. Winters repaid the loan in June 2000.

     We have entered into an agreement with Broadview International LLC, of which one of our directors, B. Holt Thrasher, is a Managing Director. Broadview provides merger and acquisition banking services. Under this agreement, Broadview will represent and advise us if a third party approaches us with an offer to acquire us. If a third party expresses interest in acquiring us and we agree to discuss a possible acquisition by that party, we will pay Broadview a one-time commitment fee. If we are acquired, we will pay Broadview a success fee and a percentage of the final consideration.

     We have entered into indemnification agreements with our officers and directors. These agreements contain provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, except for liabilities arising from willful misconduct. We have also agreed to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     We have entered into an investors' rights agreement with most of our stockholders, which contains registration rights provisions. See "Description of Capital Stock -- Registration Rights."

     We believe that the terms of the transactions described in this section were at least as favorable to us as the terms we could have obtained from unrelated third parties through arms-length negotiation.

                          DESCRIPTION OF CAPITAL STOCK

     This section summarizes the material terms and provisions of our capital stock as stated in our certificate of incorporation and bylaws.

GENERAL

     When we complete this offering, our authorized capital stock will consist of 75 million shares, including 65 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share.

     After this offering and the conversion of our preferred stock into common stock, we will have outstanding:


     - 22,820,752 shares of common stock if the underwriters do not exercise their over-allotment option, or



     - 23,480,752 shares of common stock if the underwriters exercise their over-allotment option in full; and


     - no shares of preferred stock.

COMMON STOCK

     Each stockholder of record of common stock will be entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our restated certificate of incorporation allows the board of directors to issue, without stockholder approval, one or more series of preferred stock having such rights, including rights, dividend rights, dividend rates, redemption rights, conversion rights and such preferences, including liquidation preferences, as the board of directors may determine.

     Currently, we have designated Series A, Series B and Series C preferred stock. All of the outstanding shares of these series of preferred stock will automatically convert into an equal number of shares of our common stock when we complete this offering. We plan to amend our certificate of incorporation to delete the existing series of preferred stock effective on the closing of this offering.

     The issuance of preferred stock by the board of directors may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

REGISTRATION RIGHTS

     We have entered into an investors' rights agreement with most of our stockholders. Under this agreement, as amended, holders of substantially all of our common stock can require us to register the sale of their shares, or include their shares in other registrations, subject to customary conditions under the Securities Act. Subject to limitations and the lock-up agreements with the underwriters, we must register the sale of these shares if at any time after this offering, the holders of 30% or more of these shares request registration. Subject to limitations, these holders may require us to file an unlimited number of registration statements on Form S-3 when we are eligible to use Form S-3, generally one year after this offering. If we decide to make a public offering of our shares, these holders have the right to include their shares in the offering, subject to limitations, except that offerings in connection with stock option plans, convertible debt or mergers do not trigger this right. These registration rights terminate two years after we complete this offering. The investors' rights agreement also requires us to provide financial statements and other information to our current stockholders.

LIMITATION OF LIABILITY; INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except in instances where Delaware law prohibits exemption from liability. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with an action initiated by that person only if our board of directors authorized bringing the action.

     The indemnification provided under our certificate of incorporation and bylaws include the right to be paid expenses in advance of any proceeding for which indemnification may be had. However, payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

     We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses, including attorneys' fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of SignalSoft, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. We have also agreed to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

POSSIBLE ANTI-TAKEOVER EFFECTS

     Our certificate of incorporation and bylaws and certain provisions of Delaware law contain provisions that may have the effect of hindering or delaying an attempted takeover of our company other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management, even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders' receiving a premium over the market price for the shares of our common stock held by the stockholders.

     Classified Board of Directors. We have approved an amendment to our certificate of incorporation to establish a classified board of directors, which will become effective on the closing of this offering. Our board will consist of six members, who will be divided into three classes of two directors each serving staggered three-year terms. Once the classified board is in place, only two of our six board members will be elected at each annual stockholders' meeting, with the other directors continuing for the remainder of their class terms. This provision could delay or prevent an acquisition of control of SignalSoft by a holder of a substantial block of our stock, or the removal of our incumbent board of directors or management.

     Preferred Stock Issuances. Our certificate of incorporation allows our board to issue, without stockholder approval, preferred stock with terms set by the board. The preferred stock could be issued quickly with terms that delay or prevent the change in control or make removal of our management more difficult.

Also, the issuance of preferred stock may cause the market price of our common stock to decrease. See "Description of Capital Stock" for more information.

     Special Stockholders' Meetings. Our bylaws provide that special meetings of stockholders, unless otherwise prescribed by statute, may be called only by the chairman of the board, the president or a majority of the board of directors. The bylaws require the president to call a special meeting of stockholders owning at least 5% of our common stock request the meeting in writing.

     Section 203 of Delaware Law. In addition to these provisions of our bylaws, we are subject to the provisions of Section 203 of the Delaware General Corporation Law which generally prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - prior to the date that the person became an interested stockholder, the transaction or business combination that resulted in the person becoming an interested stockholder is approved by the board of directors;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

     - on or after that date, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

A "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the last three years did own, 15% or more of a corporation's voting stock.

     These provisions and the provisions of our certificate of incorporation and bylaws described above could have the effect of delaying, deferring or preventing a proxy contest or an acquisition of control of our company by a holder of a substantial block of our stock, or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of SignalSoft, even though such an attempt might be beneficial to SignalSoft and our stockholders. The existence of these provisions may reduce the price that certain investors might be willing to pay in the future for shares of our common stock.

WARRANTS

     As of June 30, 2000, there were outstanding warrants to purchase an aggregate of 25,336 shares of common stock, which are all presently exercisable. The warrants have a weighted-average exercise price of $1.25 per share. If not exercised, these warrants will terminate on the closing of this offering.

LISTING


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SGSF," subject to notice of issuance.


TRANSFER AGENT AND REGISTRAR

     American Securities Transfer & Trust, Inc. serves as the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 22,820,752 shares of common stock issued and outstanding, or 23,480,752 shares if the underwriters exercise their over-allotment option in full. We will have 1,530,781 shares of common stock issuable on exercise of outstanding options. All of the shares we sell in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.



     Of the remaining shares of common stock outstanding after this offering, 4,811,729 shares also will be freely tradeable without restriction in the public market, and 13,609,023 shares may be sold publicly only if registered under the Securities Act or sold in accordance with an exemption from the Securities Act, such as Rule 144.


     Prior to this offering, there has been no public market for our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders, or the availability of the shares for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

     For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. In general, under Rule 144, a stockholder including an "affiliate," who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of:

     - one percent of the then outstanding shares of common stock, or approximately 228,207 shares expected to be outstanding immediately after this offering; or

     - the average weekly trading volume during the four calendar weeks preceding the sale.

     Sales under Rule 144 are subject to manner of sale limitations, notice requirements and the availability of current public information about the issuer. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. We estimate that 4,811,729 outstanding shares fall in this category.

     Any employee, officer, director, advisor or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after we become subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. However, our officers, directors and current stockholders are subject to 180-day lock-up agreements.

     As of June 30, 2000, there were outstanding stock options to purchase an aggregate of 1,530,781 shares of common stock, of which 652,868 are presently exercisable or exercisable within 60 days. These outstanding stock options are held by our executive officers or employees. Following the offering, we intend to file a registration statement on Form S-8 covering the 2,000,000 shares of common stock issuable under our 1995 nonqualified stock option plan and 3,400,000 shares of common stock issuable under our 2000 equity incentive plan, including shares subject to outstanding options, thus permitting the resale of such shares in the public market without restriction under the Securities Act, other than restrictions applicable to affiliates.

     As of June 30, 2000, there were also outstanding warrants to purchase an aggregate of 25,336 shares of common stock, which are all presently exercisable. The warrants have a weighted-average exercise price of $1.25 per share. If not exercised, these warrants will terminate on the closing of this offering.

     We have granted registration rights to substantially all of our stockholders. As of the date of this prospectus, an aggregate of 10,981,172 shares of our common stock are entitled to these rights. See "Description of Capital Stock -- Registration Rights."

     We and our executive officers, directors and all of our other stockholders have agreed, under lock-up agreements relating to the transfer of shares of our capital stock, that for a period of 180 days after the date of this prospectus we will not directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated under that Act with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without the prior written consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc. has informed us that it has no current intentions of releasing any shares subject to the lock-up agreements. Any determination by Salomon Smith Barney Inc. to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including the market price and trading volumes of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale. There are no exceptions to the lock-up except that individuals subject to the lock-up may dispose of shares as bona fide gifts to persons who also enter into lock-up agreements that terminate 180 days after the date of the prospectus.

           MATERIAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following summary sets forth the U.S. federal tax consequences that are anticipated to be material in the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a "United States person" (as defined below). This summary does not address every aspect of U.S. federal income taxation that may be relevant to a particular non-U.S. holder under special circumstances or who is subject to special treatment under applicable law (e.g., certain financial institutions, insurance companies, broker-dealers, and tax-exempt organizations), and does not address any tax consequences arising under the laws of any state, local, or foreign jurisdiction. This summary is based upon the U.S. federal tax law now in effect, which is subject to change, perhaps with retroactive effect. Prospective investors should consult their tax advisors regarding their particular tax consequences of acquiring, owning, and disposing of our common stock.

     For purposes of this summary, a "United States person" means:

     - a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized under the laws of the United States or any State or political subdivision of the United States;

     - an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on that date, and elected to continue to be so treated.

DIVIDENDS

     Distributions made by us with respect to our common stock generally will be taxable to you as ordinary income to the extent of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Currently, we have no earnings and profits. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing your tax basis in the common stock. Any such distribution in excess of your tax basis in the common stock will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether you have held the common stock for more than one year. Dividends received by a non-U.S. holder with respect to our common stock will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If the distribution received by a non-U.S. holder with respect to our common stock is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the dividend will not be subject to withholding but instead will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. In addition, a corporate non-U.S. holder receiving effectively connected dividends may be subject to a branch profits tax of 30% on the corporation's effectively connected earnings and profits, subject to certain adjustments.

     Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of or exemption from U.S. withholding tax or, in the case of a corporate non-U.S. holder, the branch profits tax. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim such treaty benefits.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain recognized on a sale or other disposition of our common stock, unless the gain is:

     - effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, or

     - in the case of non-U.S. holder who is a nonresident alien individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition, and certain other requirements are met.

     Gain that is effectively connected with the conduct of trade or business in the United States by the non-U.S. holder will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, with respect to corporate holders and under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAX

     An individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) and is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock at the time of death will be required to include the value of that interest in his gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty applies.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder, and the tax withheld on such dividends, regardless of whether any tax has been actually withheld. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides. Under current United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on our common stock to a non-U.S. holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Payments of the proceeds from the disposition of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, will not be subject to backup withholding, but will be subject to information reporting, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of tax, a refund may be obtained, provided that certain required information is furnished to the Internal Revenue Service. The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, such regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are anticipated to become effective for payments made after December 31, 2000, subject to certain transition rules.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER OF
NAME                                                            SHARES
----                                                           ---------
Salomon Smith Barney Inc. ..................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Lehman Brothers Inc. .......................................
                                                               ---------
     Total..................................................   4,400,000
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of particular legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
in excess of $     per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share on sales to other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option exercisable for 30 days from the date of this prospectus to purchase up to 660,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     At our request, the underwriters will reserve up to 10% of the shares to be offered, or approximately 440,000 shares, as directed shares for sale at the initial public offering price to our directors, officers and employees, as well as to individuals associated with us or our employees, who have advised us of their desire to purchase such shares. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase directed shares. Any directed shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of directed shares.

     We, our officers and directors and all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Shares purchased by our directors, officers and stockholders under the directed share program also will be covered by this lock-up agreement. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In addition, the sale of directed shares may be restricted for up to three months if required by the National Association of Securities Dealers, Inc.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations among the representatives and us. The factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SGSF," subject to notice of issuance.


     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  PAID BY SIGNALSOFT
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which created a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering will be $935,000.

     The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Salomon Smith Barney Inc. acted as placement agent in our most recent private placement of Series C preferred stock in January 2000. Salomon Smith Barney Inc. received customary compensation for acting as placement agent and purchased 84,459 shares of Series C preferred stock in the private placement. These shares will convert automatically into 84,459 shares of common stock upon the closing of this offering. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Holme Roberts & Owen LLP, Denver, Colorado, will pass upon the validity of the shares of common stock on our behalf. Cravath, Swaine & Moore, New York, New York, will pass upon legal matters for the underwriters.

                                    EXPERTS

     The financial statements of SignalSoft Corporation as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

     The financial statements of BFound.com Services, Inc. as of October 31, 1999 and for the year then ended, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, chartered accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC.

     For further information about us and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules filed with the registration statement. You may obtain copies of the registration statement, of which this prospectus is a part, together with such exhibits and schedules, upon payment of the fee prescribed by the SEC, or you may examine these documents without charge at the offices of the SEC.

     After the offering is completed, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to stockholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to shareholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE NO.
                                                              --------
SIGNALSOFT CORPORATION
Independent Auditors' Report................................     F-2
Balance Sheets as of December 31, 1998 and 1999 and June 30,
  2000 (unaudited)..........................................     F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and the six months ended June 30, 1999
  and 2000 (unaudited)......................................     F-4
Statements of Stockholders' Deficit for the years ended
  December 31, 1997, 1998 and 1999 and the six months ended
  June 30, 2000 (unaudited).................................     F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and the six months ended June 30, 1999
  and 2000 (unaudited)......................................     F-6
Notes to Financial Statements...............................     F-7

BFOUND.COM SERVICES, INC.
Independent Auditors' Report................................    F-15
Balance Sheets as of October 31, 1999 and April 30, 2000
  (unaudited)...............................................    F-16
Statements of Operations for the year ended October 31, 1999 and for the six months ended April 30, 1999 and 2000
  (unaudited)...............................................    F-17
Statements of Shareholders' Equity for the year ended
  October 31, 1999 and for the six months ended April 30,
  2000 (unaudited)..........................................    F-18
Statements of Cash Flows for the year ended October 31, 1999 and for the six months ended April 30, 1999 and 2000
  (unaudited)...............................................    F-19
Notes to Financial Statements...............................    F-20

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Notes to Unaudited Pro Forma Condensed Combined Financial
  Statements................................................    F-27
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the six months ended June 30, 2000.........    F-28
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the year ended December 31, 1999...........    F-29

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SignalSoft Corporation:


     We have audited the accompanying balance sheets of SignalSoft Corporation as of December 31, 1998 and 1999, and the related statements of operations and comprehensive loss, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SignalSoft Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Boulder, Colorado
February 17, 2000, except for note 11, which is as of May 16, 2000

                             SIGNALSOFT CORPORATION

                                 BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              --------------------------     JUNE 30,
                                                                 1998           1999           2000
                                                              -----------   ------------   ------------
                                                                                           (UNAUDITED)
                                                ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 5,119,918   $ 18,051,349   $ 18,496,133
  Trade accounts receivable.................................      169,767        425,993      3,543,719
  Prepaid expenses and other................................      511,885        307,966        515,276
                                                              -----------   ------------   ------------
        Total current assets................................    5,801,570     18,785,308     22,555,128
Equipment and leasehold improvements, net...................      634,861        652,730      2,031,072
Prepaid stock offering costs................................           --             --        678,401
Intangible assets, net......................................           --             --      4,293,018
Other assets................................................           --             --         52,049
                                                              -----------   ------------   ------------
        Total assets........................................  $ 6,436,431   $ 19,438,038   $ 29,609,668
                                                              ===========   ============   ============

                                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Note payable..............................................  $    91,667   $     41,667   $     16,667
  Current portion of capital lease obligations..............       84,865         56,232         57,462
  Trade accounts payable....................................      143,042      1,752,903        831,882
  Accrued compensation payable..............................      131,684        542,067      1,131,636
  Other accrued expenses....................................       17,884         55,353        944,909
  Advances under research and development arrangement.......      231,442             --             --
  Deferred revenue..........................................      134,164         50,833         72,500
                                                              -----------   ------------   ------------
        Total current liabilities...........................      834,748      2,499,055      3,055,056
Capital lease obligations, less current portion.............       72,860         25,971          3,920
                                                              -----------   ------------   ------------
        Total liabilities...................................      907,608      2,525,026      3,058,976
                                                              -----------   ------------   ------------
Mandatorily redeemable, convertible preferred stock:
  Series A, par value $.001, 1,571,700 shares authorized,
    issued and outstanding; aggregate liquidation preference
    of $2,000,000 and redemption value of $2,546,667 and
    $2,626,667 at December 31, 1999 and June 30, 2000,
    respectively............................................    2,359,519      2,525,442      2,608,404
  Series B, par value $.001, 3,835,148 shares authorized,
    issued and outstanding; aggregate liquidation preference
    of $9,650,000 and redemption value of $11,065,334 and
    $11,451,333 at December 31, 1999 and June 30, 2000,
    respectively............................................   10,230,277     11,015,837     11,408,615
  Series C, par value $.001, 5,574,324 shares authorized;
    3,370,806 and 5,574,324 shares issued and outstanding in
    1999 and 2000, respectively; aggregate liquidation
    preference of $19,955,172 and $33,000,000 and redemption
    value of $20,017,254 and $34,324,105 at December 31,
    1999 and June 30, 2000, respectively....................           --     18,663,841     32,201,600
                                                              -----------   ------------   ------------
                                                               12,589,796     32,205,120     46,218,619
                                                              -----------   ------------   ------------
Stockholders' deficit:
  Common stock, par value $.01 in 1998, $.001 in 1999 and
    2000; 20,000,000, 20,000,000 and 20,600,000 shares
    authorized in 1998, 1999 and 2000, respectively;
    6,386,666, 6,393,636 and 7,439,580 shares issued and
    outstanding in 1998, 1999 and 2000, respectively........       63,867          6,394          7,440
  Additional paid-in capital................................      689,483      1,420,846      8,313,784
  Deferred stock option compensation........................     (178,462)      (467,210)    (3,808,045)
  Accumulated deficit.......................................   (7,635,861)   (16,252,138)   (24,174,332)
  Accumulated other comprehensive loss......................           --             --         (6,774)
                                                              -----------   ------------   ------------
        Total stockholders' deficit.........................   (7,060,973)   (15,292,108)   (19,667,927)
                                                              -----------   ------------   ------------
Commitments and contingencies (notes 5, 6, 7 and 8)
        Total liabilities and stockholders' deficit.........  $ 6,436,431   $ 19,438,038   $ 29,609,668
                                                              ===========   ============   ============


                See accompanying notes to financial statements.

                             SIGNALSOFT CORPORATION


                STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS



                                                                                            SIX MONTHS ENDED
                                                            YEARS ENDED                         JUNE 30,
                                              ---------------------------------------   -------------------------
                                                 1997          1998          1999          1999          2000
                                              -----------   -----------   -----------   -----------   -----------
                                                                                               (UNAUDITED)
Revenue:
  License fees..............................  $   680,000   $   353,102   $   882,557   $    51,552   $ 3,537,061
  Maintenance fees..........................       83,333       586,503       287,301       210,300       151,401
  Professional services and other...........      588,178       140,903       785,915       141,587     1,137,855
                                              -----------   -----------   -----------   -----------   -----------
         Total revenue......................    1,351,511     1,080,508     1,955,773       403,439     4,826,317
Cost of revenue (exclusive of stock option
  compensation expense of $16,020, $16,392,
  $30,256, $14,659 and $62,069 for the
  periods ended December 31, 1997, 1998,
  1999 and June 30, 1999 and 2000,
  respectively).............................      389,055     1,127,200     1,777,142       806,434     1,615,331
                                              -----------   -----------   -----------   -----------   -----------
         Gross profit (loss)................      962,456       (46,692)      178,631      (402,995)    3,210,986
Operating expenses:
  Selling, general and administrative
    (exclusive of stock option compensation
    expense of $21,252, $24,864, $118,712,
    $55,982 and $206,692 for the periods
    ended December 31, 1997, 1998, 1999 and
    June 30, 1999 and 2000, respectively)...    1,196,478     2,019,808     3,934,617     1,893,458     4,917,994
  Research and development (exclusive of
    stock option compensation expense of
    $58,524, $59,748, $109,017, $51,059 and
    $97,179 for the periods ended December
    31, 1997, 1998, 1999 and June 30, 1999
    and 2000, respectively).................    1,152,669     2,486,002     3,399,410     1,598,434     4,136,450
  Depreciation and amortization.............       16,056       134,320       191,679        93,712       452,630
  Stock option compensation expense.........       95,796       101,004       257,985       121,700       365,940
                                              -----------   -----------   -----------   -----------   -----------
         Total operating expenses...........    2,460,999     4,741,134     7,783,691     3,707,304     9,873,014
                                              -----------   -----------   -----------   -----------   -----------
         Loss from operations...............   (1,498,543)   (4,787,826)   (7,605,060)   (4,110,299)   (6,662,028)
                                              -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Interest income...........................      100,035       343,504       204,895        99,721       715,723
  Interest expense..........................      (38,593)      (76,787)     (199,436)      (16,565)      (36,899)
  Other, net................................        2,000        70,132         4,500         2,250       (98,238)
                                              -----------   -----------   -----------   -----------   -----------
         Total other income, net............       63,442       336,849         9,959        85,406       580,586
                                              -----------   -----------   -----------   -----------   -----------
         Loss before minority interest......   (1,435,101)   (4,450,977)   (7,595,101)   (4,024,893)   (6,081,442)
Minority interest in loss of subsidiary.....           --            --            --            --        50,453
         Net loss...........................   (1,435,101)   (4,450,977)   (7,595,101)   (4,024,893)   (6,030,989)
Other comprehensive loss --
         foreign currency translation
           adjustment.......................           --            --            --            --        (6,774)
                                              -----------   -----------   -----------   -----------   -----------
         Comprehensive loss.................   (1,435,101)   (4,450,977)   (7,595,101)   (4,024,893)   (6,037,763)
                                              ===========   ===========   ===========   ===========   ===========
Preferred stock dividend requirements and
  accretion of mandatorily redeemable
  convertible preferred stock to redemption
  value.....................................     (165,923)     (820,745)   (1,021,176)     (475,742)   (1,891,205)
                                              -----------   -----------   -----------   -----------   -----------
         Net loss attributable to common
           stockholders.....................  $(1,601,024)  $(5,271,722)  $(8,616,277)  $(4,500,635)  $(7,922,194)
                                              ===========   ===========   ===========   ===========   ===========
Basic and diluted -- loss per share.........  $      (.25)  $      (.83)  $     (1.35)  $     (0.70)  $     (1.15)
                                              ===========   ===========   ===========   ===========   ===========
Weighted average number of common shares
  outstanding -- basic and diluted..........    6,333,981     6,385,269     6,387,220     6,386,666     6,915,914
                                              ===========   ===========   ===========   ===========   ===========


                See accompanying notes to financial statements.

                             SIGNALSOFT CORPORATION

                      STATEMENTS OF STOCKHOLDERS' DEFICIT


                                      COMMON STOCK       ADDITIONAL     DEFERRED                        OTHER           TOTAL
                                  --------------------    PAID-IN     STOCK OPTION   ACCUMULATED    COMPREHENSIVE   STOCKHOLDERS'
                                   SHARES      AMOUNT     CAPITAL     COMPENSATION     DEFICIT          LOSS           DEFICIT
                                  ---------   --------   ----------   ------------   ------------   -------------   -------------
Balances at January 1, 1997.....  6,286,666   $ 62,867   $  329,583   $  (144,362)   $   (763,115)           --     $   (515,027)
Issuance of common stock for
  cash..........................     90,000        900      111,600            --              --            --          112,500
Accretion of mandatorily
  redeemable convertible
  preferred stock to redemption
  value.........................         --         --           --            --        (165,923)           --         (165,923)
Issuance of common stock options
  at less than fair value.......         --         --      209,200      (209,200)             --            --               --
Amortization of deferred stock
  option compensation...........         --         --           --        95,796              --            --           95,796
Net loss........................         --         --           --            --      (1,435,101)           --       (1,435,101)
                                  ---------   --------   ----------   -----------    ------------     ---------     ------------
Balances at December 31, 1997...  6,376,666     63,767      650,383      (257,766)     (2,364,139)           --       (1,907,755)
Issuance of common stock for
  cash..........................     10,000        100       17,400            --              --            --           17,500
Accretion of mandatorily
  redeemable convertible
  preferred stock to redemption
  value.........................         --         --           --            --        (820,745)           --         (820,745)
Issuance of common stock options
  at less than fair value.......         --         --       21,700       (21,700)             --            --               --
Amortization of deferred stock
  option compensation...........         --         --           --       101,004              --            --          101,004
Net loss........................         --         --           --            --      (4,450,977)           --       (4,450,977)
                                  ---------   --------   ----------   -----------    ------------     ---------     ------------
Balances at December 31, 1998...  6,386,666     63,867      689,483      (178,462)     (7,635,861)           --       (7,060,973)
Change to $.001 per share par
  value for common stock........         --    (57,480)      57,480            --              --            --               --
Exercise of common stock
  options.......................      6,970          7        4,524            --              --            --            4,531
Accretion of mandatorily
  redeemable convertible
  preferred stock to redemption
  value.........................         --         --           --            --      (1,021,176)           --       (1,021,176)
Issuance of common stock options
  at less than fair value.......         --         --      546,733      (546,733)             --            --               --
Amortization of deferred stock
  option compensation...........         --         --           --       257,985              --            --          257,985
Common stock warrants issued in
  connection with debt..........         --         --      122,626            --              --            --          122,626
Net loss........................         --         --           --            --      (7,595,101)           --       (7,595,101)
                                  ---------   --------   ----------   -----------    ------------     ---------     ------------
Balances at December 31, 1999...  6,393,636      6,394    1,420,846      (467,210)    (16,252,138)           --      (15,292,108)
Exercise of common stock
  options.......................    487,621        488      210,860            --              --            --          211,348
Issuance of common stock in
  purchase of wholly-owned
  subsidiary....................    558,323        558    2,975,303            --              --            --        2,975,861
Accretion of mandatorily
  redeemable convertible
  preferred stock to redemption
  value.........................         --         --           --            --      (1,891,205)           --       (1,891,205)
Issuance of common stock options
  at less than fair value.......         --         --    3,706,775    (3,706,775)             --            --               --
Amortization of deferred stock
  option compensation...........         --         --           --       365,940              --            --          365,940
Foreign currency translation
  adjustment....................         --         --           --            --              --        (6,774)          (6,774)
Net loss........................         --         --           --            --      (6,030,989)           --       (6,030,989)
                                  ---------   --------   ----------   -----------    ------------     ---------     ------------
Balance at June 30, 2000
  (unaudited)...................  7,439,580   $  7,440   $8,313,784   $(3,808,045)   $(24,174,332)    $  (6,774)    $(19,667,927)
                                  =========   ========   ==========   ===========    ============     =========     ============


                See accompanying notes to financial statements.

                             SIGNALSOFT CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                          YEARS ENDED                 SIX MONTHS ENDED JUNE 30,
                                                            ---------------------------------------   -------------------------
                                                               1997          1998          1999          1999          2000
                                                            -----------   -----------   -----------   -----------   -----------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net loss................................................  $(1,435,101)  $(4,450,977)  $(7,595,101)  $(4,024,893)  $(6,030,989)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Depreciation and amortization.........................       17,551       149,054       214,318       114,232       478,657
    Amortization of discount on advances under research
      and development arrangement.........................       35,649        22,072        13,212            --            --
    Compensation and interest expense related to issuance
      of common stock options and warrants................       95,796       101,004       380,611       121,700       365,940
    Gain (loss) on disposal of assets.....................      (14,283)       24,221            --            --            --
    Minority Interest in loss of subsidiary...............           --            --            --            --       (50,953)
    Changes in operating assets and liabilities:
      Trade accounts receivable...........................     (500,000)      330,233      (256,226)       92,167    (3,088,227)
      Prepaid expenses and other..........................       12,652      (509,431)      203,842       393,167        20,783
      Trade accounts payable..............................       (1,170)      134,975     1,609,861        37,076      (967,836)
      Accrued expenses....................................      138,872         5,696       447,852       233,535     1,436,078
      Deferred revenue....................................       41,667        92,497       (83,331)      493,669      (102,508)
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash used by operating activities............   (1,608,367)   (4,100,656)   (5,064,962)   (2,539,347)   (7,938,555)
                                                            -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Additions to equipment and leasehold improvements.......      (86,415)     (470,331)     (222,320)      (46,371)   (1,569,947)
  Prepaid acquisition costs...............................           --            --            --            --      (301,865)
  Cash paid in purchase of wholly-owned subsidiary........           --            --            --            --    (1,659,498)
  Cash acquired in Bfound acquisition.....................           --            --            --            --       312,459
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash used by investing activities............      (86,415)     (470,331)     (222,320)      (46,371)   (3,218,851)
Cash flows from financing activities:
  Proceeds from issuance of common stock..................      112,500        17,500         4,531            --       211,348
  Prepaid stock offering costs............................           --            --            --            --      (678,401)
  Proceeds from issuance of mandatorily redeemable
    convertible preferred stock...........................           --     9,575,455    16,227,243            --    12,122,295
  Proceeds from issuance of debt..........................           --       100,000     3,000,000            --            --
  Principal payments on debt and capital lease
    obligations...........................................      (32,500)      (96,972)     (768,407)      (65,114)      (53,052)
  Advances received under research and development
    arrangement...........................................      225,025            --            --            --            --
  Payments on advances under research and development
    arrangement...........................................           --      (333,892)     (244,654)           --            --
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided (used) by financing
           activities.....................................      305,025     9,262,091    18,218,713       (65,114)   11,602,190
                                                            -----------   -----------   -----------   -----------   -----------
         Net increase (decrease) in cash and cash
           equivalents....................................   (1,389,757)    4,691,104    12,931,431    (2,650,832)      444,784
Cash and cash equivalents at beginning of period..........    1,818,571       428,814     5,119,918     5,119,918    18,051,349
                                                            -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period................  $   428,814   $ 5,119,918   $18,051,349   $ 2,469,086   $18,496,133
                                                            ===========   ===========   ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid for interest..................................  $     2,338   $    34,385   $    73,125   $    16,565   $    36,441
                                                            ===========   ===========   ===========   ===========   ===========
  Assets acquired under capital leases....................  $        --   $   246,364   $     9,790   $        --   $        --
                                                            ===========   ===========   ===========   ===========   ===========
  Conversion of debt to mandatorily redeemable convertible
    preferred stock.......................................  $        --   $        --   $ 2,366,905   $        --   $        --
                                                            ===========   ===========   ===========   ===========   ===========


                See accompanying notes to financial statements.

                             SIGNALSOFT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1) BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Business and Basis of Presentation

     SignalSoft Corporation (the Company) is a Boulder, Colorado based developer of location-based software services for wireless intelligent networks. The Company operates in one business segment.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.


     The accompanying unaudited financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, has been prepared in accordance with generally accepted accounting principles for interim financial information. All significant adjustments, consisting of only normal and recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the results of operations and cash flows for the six months ended June 30, 1999 and 2000 have been included. Operating results for the six months ending June 30, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year.


  (b) Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase.

  (c) Equipment and Leasehold Improvements

     Equipment and leasehold improvements are recorded at cost. Costs of maintenance and repairs are charged to operations as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Amortization of leasehold improvements is calculated over the lesser of the lease term or the estimated useful lives of the improvements which is estimated at 10 years.

  (d) Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recognized to the extent deferred tax assets may not be realizable.

  (e) Revenue Recognition

     In accordance with the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition (SOP 97-2), the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. In addition, SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of a

                             SIGNALSOFT CORPORATION
multiple element arrangement based on vendor specific objective evidence of each element. The Company records revenue from licensing fees as individual products are delivered and accepted by the customer. Revenue relating to separate maintenance and service contracts is recognized ratably over the service period. Professional services consulting fees are recognized as services are provided. Effective January 1, 1999, the Company adopted the provisions of SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions (SOP 98-9). SOP 98-9 clarifies certain provisions of SOP 97-2, and effectively defers the required adoption of those provisions until the fiscal year beginning January 1, 2000. The adoption of SOP 98-9 had no impact on the Company's results of operations, financial position or cash flows.

  (f) Cost of Revenue

     Included in cost of revenue is salaries for employees who directly provide services to customers and related overhead, including depreciation.

  (g) Impairment of Long-Lived Assets and Assets to be Disposed Of

     In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is generally measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is equal to the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment was recognized in 1997, 1998, 1999, or 2000.

  (h) Stock-Based Compensation

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, which requires compensation cost to be recognized for the excess of the fair value of options on the date of grant over the option exercise price. Under SFAS No. 123, Accounting for Stock-Based Compensation, entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income or loss and earnings or loss per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123. Options granted to non-employees for services are accounted for in accordance with SFAS No. 123.

  (i) Software Development Costs and Research and Development Costs

     The Company may capitalize costs related to the development of certain software products. In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, capitalization of costs begins when technological feasibility has been established and ceases when the product is available for general release to customers, at which time amortization begins on a product by product basis. Capitalized costs will be amortized over the estimated useful life of the product. No software development costs were capitalized during 1997, 1998, 1999 or 2000, as costs incurred between attainment of technological feasibility and general release were de minimis.

                             SIGNALSOFT CORPORATION

     Research and development costs are charged to operations as incurred.

  (j) Loss Per Share

     Loss per share is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings (loss) per share
(EPS) excludes dilution for potential common stock issuances and is computed by dividing earnings or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS are the same for all periods, as all potential common stock instruments, consisting of common stock options and warrants and convertible preferred stock, are anti-dilutive.

  (k) Reclassifications

     Certain 1997 and 1998 amounts have been reclassified to conform with the 1999 financial statement presentation.

(2) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following:


                                                         DECEMBER 31,
                                                    ----------------------    JUNE 30,
                                                      1998         1999         2000
                                                    ---------   ----------   -----------
                                                                             (UNAUDITED)
Office and computer equipment and software........  $ 526,500   $  739,779   $2,222,075
Leasehold improvements............................    253,410      253,410      316,853
Furniture and fixtures............................     20,578       39,409      134,867
                                                    ---------   ----------   ----------
                                                      800,488    1,032,598    2,673,795
Less accumulated depreciation and amortization....   (165,627)    (379,868)    (642,723)
                                                    ---------   ----------   ----------
                                                    $ 634,861   $  652,730   $2,031,072
                                                    =========   ==========   ==========


(3) DEBT AND ADVANCES UNDER RESEARCH AND DEVELOPMENT ARRANGEMENT


     During 1998, the Company issued a note payable due in annual installments through October 20, 2000 to a bank with interest at 8.75%, which is secured by computer equipment. At December 31, 1999, the outstanding balance was $41,667 and at June 30, 2000 the balance was $16,667.



     The Company has entered into a revolving line-of-credit agreement which provides for borrowings of up to $400,000 through April 20, 2001. Interest on the line-of-credit accrues at the bank's prime rate (8.5% and 9.5% on December 31, 1999 and June 30, 2000, respectively) and is payable monthly. If borrowings are made, $1,000,000 is required to be maintained on account with the bank as a compensating balance. The Company had no borrowings under the line of credit at December 31, 1999 or June 30, 2000.


     During 1995, the Company entered into a research and development arrangement with a customer whereby the Company received periodic advances to fund research and development activities related to the development of a specific product for this customer. In November 1997, the arrangement was formalized into a written contract and revenue was recognized in accordance with the contract terms. The portion of the advances to be repaid was recorded as a liability and interest was imputed based on the expected repayment date, as the agreement did not specify repayment terms. The remainder of the advances was recognized as revenue when the product was delivered in late 1997. At December 31, 1998, the balance to be repaid was $231,442, net of unamortized discount of $35,284, which was based on an imputed interest rate of 8%. The remaining balance was repaid in 1999.

                             SIGNALSOFT CORPORATION

(4) INCOME TAXES

     Income tax benefit differs from the amounts that would result from applying the federal statutory rate of 34% as follows:


                                                                              SIX MONTHS
                                           YEARS ENDED DECEMBER 31,             ENDED
                                     -------------------------------------     JUNE 30,
                                       1997         1998          1999           2000
                                     ---------   -----------   -----------   ------------
                                                                             (UNAUDITED)
Expected tax benefit...............  $(487,934)  $(1,513,332)  $(2,582,334)  $(2,050,535)
Change in valuation allowance for
  deferred tax assets..............    542,543     1,356,870     2,497,876     2,105,099
Other, net.........................    (54,609)      156,462        84,458       (54,564)
                                     ---------   -----------   -----------   -----------
          Income tax benefit.......  $      --   $        --   $        --   $        --
                                     =========   ===========   ===========   ===========


     Temporary differences that give rise to significant components of deferred tax assets are as follows:


                                                       DECEMBER 31,
                                                 -------------------------    JUNE 30,
                                                    1998          1999          2000
                                                 -----------   -----------   -----------
                                                                             (UNAUDITED)
Net operating loss carryforwards...............  $ 2,045,235   $ 4,336,616   $ 6,322,766
Other, net.....................................       (3,681)      202,814       294,944
                                                 -----------   -----------   -----------
          Gross deferred tax assets............    2,041,554     4,539,430     6,617,710
Valuation allowance............................   (2,041,554)   (4,539,430)   (6,617,710)
                                                 -----------   -----------   -----------
          Net deferred tax assets..............  $        --   $        --   $        --
                                                 ===========   ===========   ===========



     At December 31, 1999 and June 30, 2000, the Company has a cumulative net operating loss carryforward for income tax purposes of approximately $12,900,000 and $18,600,000, respectively, which will expire in various amounts through the year 2020, if not utilized.


     Due to the uncertainty regarding the utilization of net operating loss and research and experimentation credit carryforwards, no tax benefit for losses has been recorded by the Company in any period, and a valuation allowance has been recorded for the entire amount of the deferred tax asset.

(5) MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company has three classes of mandatorily redeemable convertible preferred stock (Series A, Series B and Series C) outstanding. All mandatorily redeemable convertible preferred shares are convertible at any time at the option of the holder into common stock, initially on a one for one basis subject to adjustment for anti-dilution provisions included in the respective preferred stock agreements. All preferred stock has voting rights on an as converted basis and has liquidation preferences equal to the face amount of the preferred shares sold, plus all declared but unpaid dividends.

     Each share of preferred stock is automatically converted to common stock at the time of an initial public offering provided certain offering parameters are met. Each holder of preferred stock is entitled to cash dividends, when and if declared by the Board of Directors. In the event dividends are paid on any shares of common stock, an additional dividend shall be paid with respect to all outstanding shares of preferred stock in an equal amount per share (on an as-converted basis) to the amount paid or set aside for each share of common stock.

                             SIGNALSOFT CORPORATION

     The Company is required to redeem all outstanding shares of preferred stock at the option of the holder subsequent to August 1, 2003 for Series A and B, and December 1, 2006 for Series C, at an amount equal to the liquidation value of the preferred shares, plus an amount which together with any dividends paid to date, would equal an annual non-compounded return of 8%.

(6) STOCK OPTIONS AND WARRANTS

  (a) Stock Options and Grants


     The Company has adopted a non-qualified stock option plan, pursuant to which the Company's Board of Directors may issue common shares and grant incentive stock options and non-statutory stock options to employees, directors and consultants. The plan authorizes common stock issuances and grants of options to purchase up to 2,500,000 shares of common stock. The options generally vest over 50 months and expire upon the earlier of three months after termination of employment or ten years from the date of grant. At December 31, 1999 and June 30, 2000, there were 384,301 and 474,628, respectively, shares available for grant under the plan.



     The weighted average fair value of options on the date of grant in 1997, 1998, 1999 and 2000 was $.29, $1.80, $1.68 and $9.14, respectively, using the
Black-Scholes option-pricing model with the following assumptions: no expected dividends or volatility, risk-free interest rate of approximately 6% for the years ended 1997, 1998 and 1999, and 6.5% for the six months ended June 30, 2000 and an expected term of 5 years. The remaining weighted average contractual life of options outstanding at December 31, 1999 and June 30, 2000 was 7.65 and 7.95 years, respectively, with exercise prices ranging from $.05 to $10.00.



     As discussed in note 1, the Company utilizes APB Opinion No. 25 to account for its employee stock options. The Company has granted options with exercise prices less than the fair value of common stock on the date of grant based on recent stock transactions, and the related compensation expense is being recognized over the vesting period of the options. Unrecognized compensation expense at December 31, 1999 totaled approximately $467,000 and $3,808,000 at June 30, 2000. If the Company determined compensation cost based on the fair value of the options at the grant date under SFAS No. 123, the Company's net loss would have been approximately $1,450,000, $4,476,000, $7,676,000,
$4,040,000 and $6,087,000, and net loss per share would have been $.26, $.83, $1.36, $.71 and $1.15, for the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 1999 and 2000, respectively.

                             SIGNALSOFT CORPORATION

     Option activity during the years ended 1997, 1998 and 1999, and the six months ended June 30, 2000, consisted of the following:



                                                                    WEIGHTED
                                                         NUMBER     AVERAGE
                                                           OF       EXERCISE     OPTIONS
                                                         OPTIONS     PRICE     EXERCISABLE
                                                        ---------   --------   -----------
Balance at January 1, 1997............................    458,000    $ .24
Granted...............................................    712,000      .46
                                                        ---------
Balance at December 31, 1997..........................  1,170,000      .37       264,400
Granted...............................................    217,000      .65
Forfeited.............................................    (33,000)     .42
                                                        ---------
Balance at December 31, 1998..........................  1,354,000      .42       576,560
Granted...............................................    292,667      .82
Exercised.............................................     (6,970)     .65
Forfeited.............................................    (30,968)     .80
                                                        ---------
Balance at December 31, 1999..........................  1,608,729      .48       885,920
Granted...............................................    473,700     5.58
Exercised.............................................   (487,621)     .43
Forfeited.............................................    (64,027)    2.81
                                                        ---------    -----       -------
Balance at June 30, 2000 (unaudited)..................  1,530,781    $1.98       594,320
                                                        =========    =====       =======



     The following table summarizes information about stock options outstanding at December 31, 1999:


                                              WEIGHTED
                                               AVERAGE     WEIGHTED        NUMBER         WEIGHTED
                                              REMAINING    AVERAGE    EXERCISABLE AS OF   AVERAGE
RANGE OF                         NUMBER      CONTRACTUAL   EXERCISE     DECEMBER 31,      EXERCISE
EXERCISE PRICE                 OUTSTANDING      LIFE        PRICE           1999           PRICE
--------------                 -----------   -----------   --------   -----------------   --------
$ .05-.35....................     823,000       6.83        $ .27          657,940         $ .26
  .65........................     712,229       8.39          .65          227,980           .65
 1.25........................      73,500       9.72         1.25               --            --
                                ---------                                  -------
                                1,608,729       7.65        $ .48          885,920         $ .36
                                =========                                  =======

  (b) Common Stock Purchase Warrants

     In September 1999, the Company issued warrants to purchase 25,336 shares of common stock in connection with obtaining a $3,000,000 loan. The warrants are exercisable at $1.25 per share and expire on the earlier of an initial public offering or on various dates in September 2004. The fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions; no dividends or volatility, risk-free interest rate of 6% and an expected term of 5 years, which resulted in debt issuance costs of $122,626. Such issuance costs were amortized to interest expense, using the effective interest method until the conversion of the debt into Series C Preferred Stock in December 1999, at which time the remaining unamortized costs were charged to interest expense.

(7) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases office space and equipment under noncancellable capital and operating lease agreements which expire through 2004. Approximately $260,000 is included in equipment and leasehold

                             SIGNALSOFT CORPORATION
improvements at December 31, 1999 and June 30, 2000, relating to equipment held under capital leases. Future minimum lease payments as of December 31, 1999 are as follows:



                                                              CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              --------   ----------
2000........................................................  $ 61,900   $  765,000
2001........................................................    24,052      706,000
2002........................................................     3,371      435,000
2003........................................................        --      216,000
                                                              --------   ----------
          Total future minimum lease payments...............    89,323   $2,122,000
                                                                         ==========
Less amount representing interest...........................    (7,120)
                                                              --------
          Present value of future minimum lease payments....    82,203
Less current portion........................................   (56,232)
                                                              --------
          Long-term portion.................................  $ 25,971
                                                              ========



     Rent expense for operating leases for the years ended December 31, 1997, 1998, 1999 and the six months ended June 30, 1999 and 2000 was $162,000, $312,000, $622,000, $336,000 and $509,000, respectively. Included in prepaid expense and other assets in 1998 is $427,000 due from a lessor relating to a sale-leaseback wherein the Company had purchased the related assets, but had yet to receive funding from the lessor under the master lease agreement. The lease is classified as an operating lease, and no gain or loss was recognized on the transaction.


(8) EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan which covers substantially all employees and allows employee contributions of up to 20% of compensation, up to the maximum allowed by the Internal Revenue Code. The Company has not made a discretionary matching contribution to the plan since inception.

(9) SIGNIFICANT CUSTOMERS AND CONCENTRATION OR CREDIT RISK

     Revenue earned from significant customers is as follows:


                                                            YEARS ENDED       SIX MONTHS
                                                            DECEMBER 31,         ENDED
                                                         ------------------    JUNE 30,
                                                         1997   1998   1999      2000
                                                         ----   ----   ----   -----------
                                                                              (UNAUDITED)
Customer A.............................................   --     --     46%       56%
Customer B.............................................   50%    19%     4%        2%
Customer C.............................................   39%    45%    16%        1%
Customer D.............................................   11%    --     --         7%
Customer E.............................................   --     --      6%       20%



     During the six months ended June 30, 2000, 30% of the Company's revenue resulted from sales outside the United States, predominantly in Europe.



     At December 31, 1998 and 1999 and June 30, 2000, receivables from these customers represented 59%, 59%, and 89%, respectively, of trade accounts receivable.



     As of December 31, 1999 and June 30, 2000, the Company has approximately $18,000,000 and $18,300,000, respectively on deposit with a single financial institution.

                             SIGNALSOFT CORPORATION

(10) RELATED PARTY TRANSACTIONS


     Certain marketing and administrative services were provided to the Company by relatives of officers of the Company and members of the Board of Directors. Payments related to these services approximated $74,000, $83,000 and $103,000 in the years ended December 31, 1997, 1998, 1999, respectively, and $60,000 and $64,000 during the six months ended June 30, 1999 and 2000, respectively.



(11) SUBSEQUENT EVENTS



  (a) Purchase of Subsidiary



     In February 2000, the Company agreed to acquire all of the capital stock of BFound.com Services, Inc. On April 4, 2000, 76% of the outstanding shares of BFound.com (BFound) were acquired in exchange for $1,040,000 in cash and 428,151 shares of the Company's common stock and common stock of a wholly-owned subsidiary. The remainder of the common stock of BFound was acquired on May 16, 2000 for an additional 135,172 shares and $460,000 in cash. The business combination has been accounted for using the purchase method of accounting and is reflected from April 4 forward. Minority interest in loss of subsidiary represents the loss applicable to the 24% stockholder for the period from April 4, 2000 through May 16, 2000.



  (b) Stock Options



     In May 2000, the Board of Directors increased the authorized shares available under the existing stock option plan to 2,500,000 and also approved the "2000 equity incentive plan" wherein an additional 3,400,000 shares will be available for grant upon completion of an initial public offering.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BFound.com Services, Inc.

     We have audited the accompanying balance sheet of BFound.com Services, Inc. as at October 31, 1999 and the related statements of operations and comprehensive loss, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFound.com Services, Inc. as at October 31, 1999, and the results of its operations and its cash flows in conformity with accounting principles generally accepted in the United States of America.

                                            KPMG LLP

Victoria, Canada
April 4, 2000, except for note 10, which is as of May 16, 2000

                           BFOUND.COM SERVICES, INC.

                                 BALANCE SHEETS
                           (EXPRESSED IN US DOLLARS)
                      OCTOBER 31, 1999 AND APRIL 30, 2000

                                                              OCTOBER 31,    APRIL 30,
                                                                 1999          2000
                                                              -----------   -----------
                                                                            (UNAUDITED)
ASSETS

Current assets:
  Cash......................................................   $ 149,552     $ 248,185
  Short-term investments....................................     208,826            --
  Accounts receivable.......................................      45,033        14,786
  Prepaid expenses..........................................      13,011         1,006
  GST receivable............................................      12,031         7,815
                                                               ---------     ---------
          Total current assets..............................     428,453       271,792
Deferred income tax asset...................................       5,153         5,153
Fixed assets, net of accumulated depreciation (note 2)......      70,407        92,429
                                                               ---------     ---------
          Total assets......................................   $ 504,013     $ 369,374
                                                               =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $  52,735     $  66,045
  Accrued payroll expenses..................................      19,645        49,095
  Current portion of obligations under capital lease (note
     3).....................................................       6,763         6,432
  Deferred revenue (note 10)................................          --       123,300
  Due to shareholder (note 4)...............................       3,385            --
                                                               ---------     ---------
     Total current liabilities..............................      82,528       244,872
Obligations under capital lease, less current portion (note
  3)........................................................       2,388            --
                                                               ---------     ---------
          Total liabilities.................................      84,916       244,872
Shareholders' equity:
  Share capital (notes 6 and 7):
     Authorized:
       1,000,000 first preferred voting shares with a par
        value of $0.07 per share, none issued and
        outstanding.........................................          --            --
       1,000,000 second preferred voting shares with a par
        value of $0.07 per share, none issued and
        outstanding.........................................          --            --
       100,000,000 class A common voting shares with no par
        value, 6,685,958 and 7,365,958 shares issued and
        outstanding, respectively...........................     673,229       929,760
  Accumulated deficit.......................................    (246,740)     (789,246)
  Accumulated other comprehensive loss......................      (7,392)      (16,012)
                                                               ---------     ---------
          Total shareholders' equity........................     419,097       124,502
Subsequent event (note 10)
Commitment and contingency (notes 11 and 12)
                                                               ---------     ---------
          Total liabilities and shareholders' equity........   $ 504,013     $ 369,374
                                                               =========     =========

                See accompanying notes to financial statements.

                           BFOUND.COM SERVICES, INC.

                STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                           (EXPRESSED IN US DOLLARS)

                                                                                SIX MONTHS ENDED
                                                               YEAR ENDED    -----------------------
                                                               OCTOBER 31,   APRIL 30,    APRIL 30,
                                                                  1999          1999         2000
                                                               -----------   ----------   ----------
                                                                                   (UNAUDITED)
Revenue:
  Hardware sales............................................    $  23,972     $  2,788    $  22,658
  Professional fees.........................................      142,997       83,512       84,981
                                                                ---------     --------    ---------
                                                                  166,969       86,300      107,639
Cost of goods and services sold.............................       18,964        4,878       21,138
                                                                ---------     --------    ---------
                                                                  148,005       81,422       86,501
Expenses:
  Administration............................................      141,520       40,599      317,152
  Marketing.................................................       80,159       22,912       97,303
  Research and development..................................      240,665       71,945      214,552
                                                                ---------     --------    ---------
                                                                  462,344      135,456      629,007
                                                                ---------     --------    ---------
Loss before income taxes....................................     (314,339)     (54,034)    (542,506)
Deferred income tax benefit.................................        5,005           --           --
                                                                ---------     --------    ---------
Net loss....................................................     (309,334)     (54,034)    (542,506)
                                                                ---------     --------    ---------
Other comprehensive loss --
  foreign currency translation adjustment...................       (5,343)         (84)      (8,620)
                                                                ---------     --------    ---------
Comprehensive loss..........................................    $(314,677)    $(54,118)   $(551,126)
                                                                =========     ========    =========

                See accompanying notes to financial statements.

                           BFOUND.COM SERVICES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                           (EXPRESSED IN US DOLLARS)
      THE YEAR ENDED OCTOBER 31, 1999 AND SIX MONTHS ENDED APRIL 30, 2000

                                                                         ACCUMULATED
                                                                            OTHER           TOTAL
                                                SHARE     ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                               CAPITAL      DEFICIT        INCOME          EQUITY
                                               --------   -----------   -------------   -------------
Balances, November 1, 1998...................  $  1,570    $  62,594      $ (2,049)       $  62,115
Issuance of common shares for cash...........   671,659           --            --          671,659
Comprehensive income:
  Net loss...................................        --     (309,334)           --         (309,334)
  Foreign currency translation adjustment....        --           --        (5,343)          (5,343)
                                               --------    ---------      --------        ---------
Balances, October 31, 1999...................   673,229     (246,740)       (7,392)         419,097
Exercise of common share options
  (unaudited)................................   256,531           --            --          256,531
Comprehensive income (unaudited):
  Net loss...................................        --     (542,506)           --         (542,506)
  Foreign currency translation adjustment....        --           --        (8,620)          (8,620)
                                               --------    ---------      --------        ---------
Balances, April 30, 2000 (unaudited).........  $929,760    $(789,246)     $(16,012)       $ 124,502
                                               ========    =========      ========        =========

                See accompanying notes to financial statements.

                           BFOUND.COM SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                           (EXPRESSED IN US DOLLARS)

                                                                                SIX MONTHS ENDED
                                                              YEAR ENDED    -------------------------
                                                              OCTOBER 31,    APRIL 30,     APRIL 30,
                                                                 1999          1999          2000
                                                              -----------   -----------   -----------
                                                                            (UNAUDITED)
Cash provided by (used in):
Operating activities:
  Net loss.................................................    $(309,334)    $(54,034)     $(542,506)
  Items not involving cash:
     Depreciation..........................................       28,887        5,011         14,279
     Write-off of investment tax credit....................           --        1,829             --
  Changes in non-cash operating working capital:
     Accounts receivable...................................      (15,808)      18,266         30,247
     Income taxes receivable...............................       16,092        1,109             --
     Prepaid expenses......................................      (12,457)         554         12,005
     GST receivable........................................      (12,773)      (2,517)         4,216
     Accounts payable......................................       48,970        6,738         13,310
     Accrued payroll expenses..............................       13,992        3,994         29,450
     Deferred revenue......................................           --           --        123,300
                                                               ---------     --------      ---------
          Net cash used in operating activities............     (242,431)     (19,050)      (315,699)
Investing activities:
  Purchase of short-term investments.......................     (485,927)          --             --
  Proceeds from maturity of short-term investments.........      277,101           --        208,826
  Purchase of fixed assets.................................      (67,501)      (2,618)       (36,301)
                                                               ---------     --------      ---------
          Net cash used in investing activities............     (276,327)      (2,618)       172,525
Financing activities:
  Increase in due to shareholder...........................        3,885           --             --
  Decrease in due to shareholder...........................       (2,638)        (695)        (3,385)
  Decrease in obligations under capital lease..............       (6,207)      (5,028)        (2,719)
  Issue of share capital...................................      671,659       20,036        256,531
                                                               ---------     --------      ---------
          Net cash provided by financing activities........      666,699       14,313        250,427
          Effect of exchange ratios on cash................       (5,343)         (84)        (8,620)
                                                               ---------     --------      ---------
Increase (decrease) in cash................................      142,598       (7,439)        98,633
Cash, beginning of period..................................        6,954        6,954        149,552
                                                               ---------     --------      ---------
Cash, end of period........................................    $ 149,552     $   (485)     $ 248,185
                                                               =========     ========      =========
Supplementary information:
  Interest paid............................................        3,465        1,131            873
  Assets acquired under capital leases.....................        2,214        2,214             --

                 See accompanying notes to financial statements

                           BFOUND.COM SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           (EXPRESSED IN US DOLLARS)
  YEAR ENDED OCTOBER 31, 1999 AND SIX MONTHS ENDED APRIL 30, 2000 (UNAUDITED)

     The Company is incorporated under the Company Act (British Columbia) and its principal business activity includes the development of Internet-based location tracking system and sales of tracking applications.

1. SIGNIFICANT ACCOUNTING POLICIES:

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. The following is a summary of the significant accounting policies used in the preparation of the financial statements.

  (a) Short-term investments:

     The Company's investment portfolio of short term investments includes government securities, commercial paper, bankers' acceptances and term deposit certificates. Short-term investments are recorded at the lower of cost or market value. The Company considers short-term investments to be held-to-maturity securities. At April 30, 2000, amortized cost approximates market value.

  (b) Fixed assets:

     Fixed assets are stated at cost. Depreciation is provided using the following annual rates:

ASSET                                                               BASIS         RATE
-----                                                               -----         ----
Computer hardware...........................................  Declining balance    30%
Computer software...........................................  Declining balance    50%
Equipment...................................................  Declining balance    20%

  (c) Income taxes:

     The Company has adopted Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes" (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Investment tax credits (ITCs) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current and future federal taxes payable. The Company expects that under current tax laws, it will continue to generate additional tax credits directly related to the Company's ongoing research and development activities.

  (d) Revenue recognition:

     The Company recognizes revenue from product sales at the time of shipment. Revenue from professional fees is recognized as the services are rendered.

  (e) Research and development costs:

     Product development costs are expensed as incurred.

                           BFOUND.COM SERVICES, INC.

  (f) Software development costs:

     The Company accounts for the costs related to the development of certain software products for internal use in accordance with Statement of Position
(SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained from Internal Use. No costs have been capitalized to date as the application development period and related costs have been insignificant.

  (g) Foreign currency transactions:

     The functional currency of the operations of the Company is the Canadian dollar. Assets and liabilities measured in Canadian dollars are translated into United States dollars using exchange rates in effect at the balance sheet date with revenue and expense transactions translated using average exchange rates prevailing during the period. Exchange gains and losses arising on this translation are excluded from the determination of income and are reported as foreign currency translation adjustment (which is included in comprehensive loss) in shareholders' equity.

  (h) Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of other assets, useful lives for amortization purposes, provisions for doubtful accounts, obsolete inventory and liability amounts. Actual results may ultimately differ significantly from these estimates.

  (i) Stock-based compensation:

     The Company accounts for stock-based employee and director compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the excess, if any, on the measurement date of the fair value of the Company's stock and the exercise price of options to purchase that stock. Stock-based compensation arrangements for others are recorded at their fair value and charged against earnings over their vesting period.

  (j) Impairment of long-lived assets and long-lived assets to be disposed of:

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At April 30, 2000 the only long-lived assets reported on the Company's balance sheets are fixed assets.

                           BFOUND.COM SERVICES, INC.

  (k) Comprehensive income (loss):

     Effective October 31, 1999, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income (loss) and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

  (l) Unaudited interim financial information:

     The financial information as of April 30, 2000 and for the six month periods ended April 30, 2000 and 1999 is unaudited; however, in the opinion of management, such information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented. Operating results for the six months ended April 30, 2000 are not necessarily indicative of the results that may be expected for the full year.

2. FIXED ASSETS:

                                                                  ACCUMULATED    NET BOOK
OCTOBER 31, 1999                                         COST     DEPRECIATION    VALUE
----------------                                       --------   ------------   --------
Computer equipment...................................  $ 74,656     $33,729      $40,927
Computer software....................................    14,691       8,254        6,437
Furniture and equipment..............................    30,395       7,352       23,043
                                                       --------     -------      -------
                                                       $119,742     $49,335      $70,407
                                                       ========     =======      =======

     Included in fixed assets are leased computer equipment with a net book value of $9,421 at October 31, 1999.

                                                                  ACCUMULATED    NET BOOK
APRIL 30, 2000                                           COST     DEPRECIATION    VALUE
--------------                                         --------   ------------   --------
                                                                  (UNAUDITED)
Computer equipment...................................  $ 92,327     $42,391      $49,936
Computer software....................................    20,047      11,175        8,872
Furniture and equipment..............................    43,669      10,048       33,621
                                                       --------     -------      -------
                                                       $156,043     $63,614      $92,429
                                                       ========     =======      =======

     Included in fixed assets are leased computer equipment with a net book value of $8,008 at April 30, 2000.

3. OBLIGATIONS UNDER CAPITAL LEASE:

     The Company leases computer equipment under leases which are classified as capital leases. The future minimum annual lease payments as of October 31, 1999 are as follows:

2000........................................................   $ 8,005
2001........................................................     2,594
                                                               -------
                                                                10,599
Less amount representing interest...........................    (1,448)
                                                               -------
Present value of capital lease obligations..................     9,151
Less current portion........................................    (6,763)
                                                               -------
                                                               $ 2,388
                                                               =======

                           BFOUND.COM SERVICES, INC.

     Interest incurred during the year ended October 31, 1999 and the six months ended April 30, 1999 and 2000, with respect to the above included in administration expenses amounted to $2,668, $1,130 and $873, respectively.

4. DUE TO SHAREHOLDER:

     The amounts due to shareholder are unsecured, non-interest bearing and are due on demand.

5. RELATED PARTY TRANSACTIONS:

     During the year ended October 31, 1999, BFound.com Services, Inc. engaged Discovery Capital Corporation, a related party, to prepare a business plan and summary. The value of this contract was $12,114, of which $6,057 was paid during the year ended October 31, 1999. The balance was paid as of April 30, 2000.

     During the year ended October 31, 1999, the Company engaged M G Management Solutions, a related party, to provide consulting services at a rate of $673 per day. At October 31, 1999 a total of 20 days of consulting services was provided and a balance of $13,857 was recorded as accounts payable. At April 30, 2000 a total of 50.5 days of consulting services was provided. The entire balance was paid as of April 30, 2000.

     Both Discovery Capital Corporation and M G Management Solutions are represented on the Company's board of directors.

     These transactions are in the normal course of operations and are recorded at value agreed to between the Company and the related party.

6. SHARE CAPITAL:

     On May 31, 1999, the Board of Directors of the Company approved the division of its common shares on an eighty-for-one basis (stock split). The stock split was transacted by means of the cancellation of previously issued share certificates and the issuance of new certificates. All references to common shares and per share amounts in the financial statements have been restated to reflect the stock split on a retroactive basis.

     During the year ended October 31, 1999, the Company raised net proceeds of $671,659 by the issuance from treasury of 2,885,958 common shares through private placements. The placements were at prices ranging from $0.101 to $0.367 per share. During the six months ended April 30, 2000, the Company issued 680,000 shares of common stock for proceeds of $256,531 to satisfy option exercises.

7. COMMON STOCK OPTIONS

     On June 8, 1999, the Company adopted the 1999 Key Employee and Consultant Stock Option Plan (the "Plan"). The Plan provides for the grant of up to 715,000 incentive or non-qualified stock options or shares of restricted stock to key employees and consultants (an "Optionee") of the Company. Options granted under the Plan generally vest ratably over a period of three years and expire ten years from the date of grant. If an Optionee ceases employment with or service to the Company (a "Termination"), the Optionee may exercise any vested option at the time of Termination within such period of time specified in the option agreement. Unvested options revert to the Plan at the date of the Termination. If, after Termination, the Optionee does not exercise the options within the time specified, the Option shall terminate and the shares revert to the Plan.

     During the year ended October 31, 1999, the Company granted 310,000 non-qualified stock options. A total of 220,000 options was granted with a one-year vesting period and an exercise price of $0.367, an amount that approximates or exceeds the fair value of the Company stock at the date of the grant. A total of 90,000 options was granted with a two-year vesting period and an exercise price of $0.370, an amount that

                           BFOUND.COM SERVICES, INC.

approximates or exceeds the fair value of the Company stock at the date of the grant. An additional 370,000 options were granted during the six months ended April 30, 2000 with an exercise price of $0.367.

     Accordingly, in 1999 and 2000 the Company recorded no non-cash compensation expense relating to the issuance of stock options to purchase common shares to employees of the Company as the exercise prices were equal to or greater than fair value.

     Following is a summary of stock option activity:

                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OUTSTANDING   EXERCISE
                                                                 SHARES       PRICE
                                                               -----------   --------
Outstanding as of October 31, 1998..........................          --      $   --
Granted.....................................................     310,000       0.368
Exercised...................................................          --          --
Canceled....................................................          --          --
                                                                 -------      ------
Outstanding as of October 31, 1999..........................     310,000       0.368
Granted (unaudited).........................................     370,000       0.370
Exercised (unaudited).......................................     680,000       0.369
Canceled (unaudited)........................................          --          --
                                                                 -------      ------
Outstanding as of April 30, 2000 (unaudited)................          --      $   --
                                                                 =======      ======

     The following table summarizes information about stock options outstanding at October 31, 1999:

                                                    AVERAGE      WEIGHTED             WEIGHTED
RANGE OF                                           REMAINING     AVERAGE              AVERAGE
EXERCISE                              NUMBER      CONTRACTUAL    EXERCISE   NUMBER    EXERCISE
PRICES                              OUTSTANDING   LIFE (YEARS)    PRICE     VESTED     PRICE
--------                            -----------   ------------   --------   -------   --------
$0.367...........................     220,000           9         $0.367     75,000    $0.367
$0.370...........................     460,000           9          0.370     75,000     0.370
                                      -------          --         ------    -------    ------
                                      680,000           9         $0.369    150,000    $0.367
                                      =======          ==         ======    =======    ======

     The Company has adopted the disclosure only requirements of SFAS No. 123, Accounting for Stock Based Compensation, to account for grants to employees under the Company's existing stock-based compensation plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of SFAS No. 123, the Company's net loss would have been adjusted as follows:

                                                                             SIX MONTHS
                                                               YEAR ENDED       ENDED
                                                              OCTOBER 31,     APRIL 30,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
Loss for the period.........................................   $(309,334)     $(542,506)
Loss for the period -- pro-forma............................    (324,356)     $(575,457)

                           BFOUND.COM SERVICES, INC.

     The weighted average grant date fair value was $0.24 for the year ended October 31, 1999 and six months ended April 30, 2000, using the Black-Scholes option-pricing model with the following assumptions:

                                                            YEAR ENDED    SIX MONTHS ENDED
                                                            OCTOBER 31,      JANUARY 31,
                                                               1999             2000
                                                            -----------   -----------------
                                                                             (UNAUDITED)
Expected dividend yield...................................       0.00%            0.00%
Expected stock price volatility...........................      75.00%           75.00%
Risk-free interest rate...................................       6.25%            6.25%
Expected life of options..................................    5 years          5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The actual benefit of the options issued will only be determined over their life based on the timing and extent of future market price changes, and such implied benefit may differ from the amount calculated by the Black-Scholes model.

8. FINANCIAL INSTRUMENTS:

  (a) Fair value:

     For certain of the Company's financial instruments, including cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their immediate or short-term maturity. The fair value of obligations under long-term debt, calculated at the present value of future payments of principal interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

  (b) Credit risk:

     The Company's major contracts are denominated in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.

9. INCOME TAXES:

     Current income taxes are computed at statutory rates on pre-tax income. Deferred taxes would be recorded based on differences in the carrying values of assets and liabilities for financial statement and income tax purposes. At April 30, 2000, the Company has elected to carry forward net operating losses for federal income tax purposes of approximately $760,000 that are available to reduce future taxable income to 2007. As utilization of such operating losses for tax purposes is not assured, the deferred tax asset has been partially reserved through the recording of a valuation allowance. These operating losses may be limited to the extent an "ownership change" occurs.

     The components of the deferred tax asset are as follows:

                                                               OCTOBER 31,    APRIL 30,
                                                                  1999          2000
                                                               -----------   -----------
                                                                             (UNAUDITED)
Deferred tax asset:
  Net operating loss carryforward...........................    $ 123,153     $ 344,640
  Less valuation allowance..................................     (118,000)     (339,487)
                                                                ---------     ---------
Net deferred tax asset......................................    $   5,153     $   5,153
                                                                =========     =========

                           BFOUND.COM SERVICES, INC.

10. SUBSEQUENT EVENT:

     Pursuant to a share purchase agreement dated April 4, 2000, all common stock options issued to that date were exercised for cash and subsequently 100% of the issued and outstanding share capital was purchased by SignalSoft Corp., a company incorporated in the United States.

     In March 2000, the Company received approximately $172,000 in advances from SignalSoft Corp. for future software development and consulting services. These advances are being recognized as revenue as services are rendered. As of April 30, 2000 $49,200 has been recognized in software development and consulting fees.

11. COMMITMENT:

     During May 1998, the Company entered into a contract with BC Tel Mobility Cellular Inc. (BC Tel). The Company received $69,286 from BC Tel to fund research and development of its Internet based vehicle location services. In exchange, the Company agreed to pay a royalty to BC Tel equal to 5% of the invoiced price of or fees for commercial products sold, leased or licensed by the Company or any of its selling agents or representatives, not including any sales, excise or other taxes, customs duties or charges. The maximum royalty payable over the life of the contract is $207,857.

     During the year ended October 31, 1999 and the six month period ended April 30, 2000, BFound.com Services, Inc. invoiced hardware and services totaling $7,968 and $17,271, respectively. As of October 31, 1999 and April 30, 2000 a royalty payable to BC Tel of $410 and $555, respectively, had been recorded as an accounts payable.

12. CONTINGENCY:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     On April 4, 2000 we acquired 76% of the outstanding shares of common stock of BFound.com Services, Inc. in exchange for $1.1 million in cash and 423,151 shares of SignalSoft common stock and common stock of a wholly owned subsidiary. We acquired the remainder of the common stock of BFound.com Services, Inc. on May 16, 2000, for an additional 135,172 shares and $.4 million in cash.



     The unaudited pro forma condensed combined statements of operations, assume that the acquisition occurred on January 1, 1999, and includes the historical statements of operations of SignalSoft and BFound.com for the years ended December 31, 1999 and January 31, 2000, respectively, and for the six month period ended June 30, 2000 for SignalSoft, and the period from January 1, 2000 to April 4, 2000 for BFound.com, respectively, adjusted for the pro forma effects of the acquisition. As the acquisition is included in the financial statements of SignalSoft from April 4, 2000 forward a pro forma balance sheet is not presented.


     The unaudited pro forma condensed combined statement of operations is not necessarily indicative of the results of operations that would actually have occurred if the transaction had been consummated as of January 1, 1999, and is not intended to indicate the expected results for any future period. These statements should be read in conjunction with the historical financial statements and related notes thereto of SignalSoft and BFound.com, included elsewhere herein.


     The BFound.com acquisition was accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the following notes and includes assumptions relating to the allocation of the consideration paid for the common stock of BFound.com based on preliminary estimates of the fair values of the assets and liabilities of BFound.com. The actual allocation of such consideration may differ from that reflected in the pro forma financial statements. We do not expect that the final allocation of the purchase price will differ materially from the preliminary allocations.



     The pro forma financial information gives effect to the following pro forma adjustments:



          (1) To record additional amortization expense related to goodwill of $4,508,819 based on total consideration of $4,711,704, less fair value of net tangible assets acquired of $202,885, and using an amortization period of five years on a straight-line basis.



          (2) To decrease interest income for the effect of cash paid at acquisition.



          (3) To eliminate revenue for transactions between SignalSoft and BFound.com.



          (4) To eliminate the minority interest in loss of subsidiary.

                            STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000



                                         SIX MONTHS        PERIOD FROM
                                            ENDED        JANUARY 1, 2000
                                        JUNE 30, 2000   TO APRIL 4, 2000     PRO FORMA    PRO FORMA
                                         SIGNALSOFT        BFOUND.COM       ADJUSTMENTS   COMBINED
                                        -------------   -----------------   -----------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  License fees........................     $ 3,537            $  --            $          $  3,537
  Maintenance fees....................         151               --                            151
  Professional services and other.....       1,138               76              (49)(3)     1,165
                                           -------            -----            -----      --------
          Total revenue...............       4,826               76              (49)        4,853
Cost of revenue.......................       1,615               28                          1,643
                                           -------            -----            -----      --------
          Gross profit................       3,211               48              (49)        3,210
Operating expenses:
  Selling, general and
     administrative...................       4,918              269                          5,187
  Research and development............       4,136               92                          4,228
  Depreciation and amortization.......         453               --              225(1)        678
  Stock option compensation expense...         366               --                            366
                                           -------            -----            -----      --------
          Total operating expenses....       9,873              361              225        10,459
                                           -------            -----            -----      --------
          Loss from operations........      (6,662)            (313)            (274)       (7,249)
Other income (expense):
  Interest income.....................         716               --              (19)(2)       696
  Interest expense....................         (37)              --                            (37)
  Other, net..........................         (98)              (2)                           (49)
                                           -------            -----            -----      --------
          Total other income, (net)...         631               (2)             (19)          610
                                           -------            -----            -----      --------
          Loss before minority
            interest..................      (6,081)            (315)            (293)       (6,639)
Minority interest in loss of
  subsidiary..........................          50               --              (50) (4)       --
                                           -------            -----            -----      --------
Net loss..............................      (6,031)            (315)            (343)       (6,689)
Preferred stock dividend requirement
  and accretion of mandatorily
  redeemable convertible preferred
  stock to liquidation value..........     $(1,891)           $  --                       $ (1,891)
                                           -------            -----            -----      --------
          Net loss attributable to
            common stockholders.......     $(7,922)           $(315)           $(343)     $ (8,580)
                                           =======            =====            =====      ========
Basic and diluted loss per share......     $ (1.15)                                       $  (1.15)
                                           =======                                        ========
Shares used to compute basic and
  diluted loss per share..............       6,916                                           7,474

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                       YEAR ENDED       12 MONTHS ENDED
                                    DECEMBER 31, 1999   JANUARY 31, 2000    PRO FORMA    PRO FORMA
                                       SIGNALSOFT          BFOUND.COM      ADJUSTMENTS   COMBINED
                                    -----------------   ----------------   -----------   ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  License fees....................       $   883             $  --           $           $    883
  Maintenance fees................           287                --                            287
  Professional services and
     other........................           786               167                            953
                                         -------             -----                       --------
          Total revenue...........         1,956               167                          2,123
Cost of revenue...................         1,777                33                          1,810
                                         -------             -----                       --------
          Gross profit............           179               134                            313
Operating expenses:
  Selling, general and
     administrative...............         3,935               343                          4,278
  Research and development........         3,399               313                          3,712
  Depreciation and amortization...           192                32               902(1)     1,126
  Stock option compensation
     expense......................           258                --                            258
                                         -------             -----           -------     --------
          Total operating
            expenses..............         7,784               688               902        9,374
                                         -------             -----           -------     --------
          Loss from operations....        (7,605)             (554)             (902)      (9,061)
Other income (expense):
  Interest income.................           205                --               (75)(2)      130
  Interest expense................          (200)               --                           (200)
  Other, net......................             5                --                              5
                                         -------             -----           -------     --------
          Total other income,
            net...................            10                --               (75)         (65)
                                         -------             -----           -------     --------
          Loss before minority
            interest and income
            taxes.................        (7,595)             (554)             (977)      (9,126)
Minority interest in loss of
  subsidiary......................            --                --                             --
Prevision for income taxes........            --                 5                --            5
                                         -------             -----           -------     --------
          Net loss................        (7,595)             (549)             (977)      (9,121)
                                         -------             -----           -------     --------
Preferred stock dividend
  requirement and accretion of
  mandatorily redeemable
  convertible preferred stock to
  liquidation value...............       $(1,021)            $  --                       $ (1,021)
                                         -------             -----           -------     --------
          Net loss attributable to
            common stockholders...       $(8,616)            $(549)          $  (977)    $(10,142)
                                         =======             =====           =======     ========
Basic and diluted loss per
  share...........................       $ (1.35)                                        $  (1.46)
                                         =======                                         ========
Shares used to compute basic and
  diluted loss per share..........         6,387                                            6,946
                                         =======                                         ========

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

================================================================================

                                4,400,000 SHARES

                             SIGNALSOFT CORPORATION

                                  COMMON STOCK

                               [SIGNALSOFT LOGO]

                                  ------------

                                   PROSPECTUS


                                AUGUST   , 2000


                                  ------------

                              SALOMON SMITH BARNEY
                          DONALDSON, LUFKIN & JENRETTE
                                LEHMAN BROTHERS

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........   $ 22,710
National Association of Securities Dealers, Inc. filing
  fee.......................................................      9,102
Nasdaq National Market listing fee..........................     95,000
Transfer agent's and registrar's fees.......................      1,700
Printing expenses...........................................    350,000
Legal fees and expenses.....................................    200,000
Accounting fees and expenses................................    250,000
Blue Sky filing fees and expenses...........................      4,000
Miscellaneous expenses......................................      2,488
                                                               --------
          Total.............................................   $935,000
                                                               ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary.
Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

     The Registrant has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Registrant to, among other things, indemnify the director or officer against expenses, including attorneys' fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of the Registrant, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. The Registrant has also agreed to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by the Registrant.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its directors and officers, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to securities issued or sold by the Registrant within the last three years. During that time, the Registrant has issued unregistered securities in the transactions described below. Securities issued in such transaction were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Securities Act. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Act.

     (1) From January 1, 1997 to June 30, 2000, we have granted options to purchase an aggregate of 1,695,367 shares of common stock at exercise prices ranging from $0.20 to $10.00 per share to employees, directors and consultants pursuant to the SignalSoft Corporation Nonqualified Stock Option Plan dated November 17, 1995, as amended.

     (2) On January 22, 1998, the Registrant entered into a Preferred Stock Purchase Agreement for the sale of an aggregate 3,835,148 shares of Series B Convertible Preferred Stock to 10 investors at $2.52 per share for an aggregate purchase price of $9,650,000.

     (3) On December 15, 1999, the Registrant entered into a Preferred Stock Purchase Agreement for the sale of an aggregate 5,574,324 shares of Series C Convertible Preferred Stock to 22 investors at $5.92 per share for an aggregate purchase price of $33,000,000.

     (4) On December 22, 1999, the Registrant issued warrants exercisable for 25,336 shares of common stock to seven investors at a weighted average exercise price of $1.25 per share. These warrants were issued in connection with a $3.0 million bridge loan to the Registrant from these investors, which was repaid in December 1999.

     (5) On April 4, 2000, the Registrant issued 9,976 shares of common stock and shares of subsidiary stock convertible into 413,175 shares of common stock to 20 investors at $5.33 per share in connection with the acquisition of 76% of the common stock of BFound.com Services, Inc.

     (6) On May 16, 2000, the Registrant issued shares of subsidiary stock convertible into 135,172 shares of common stock to one investor at $5.33 per share in connection with the acquisition of 24% of the common stock of BFound.com Services, Inc.

     The issuances described in paragraphs (2) through (6) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The sales of securities described in paragraph (1) above were deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         1.1+++          -- Form of Underwriting Agreement
         3.1++           -- Form of Amended and Restated Certificate of Incorporation
                            of SignalSoft Corporation
         3.2++           -- Form of Bylaws of SignalSoft Corporation
         4.1             -- Specimen stock certificate for shares of common stock of
                            SignalSoft Corporation
         5.1++           -- Opinion of Holme Roberts & Owen LLP, regarding legality of securities being registered
        10.1+            -- Series C Preferred Stock Purchase Agreement dated as of
                            December 15, 1999 by and among SignalSoft Corporation and
                            the Investors listed on Exhibit A thereto
        10.2+            -- Purchase Agreement dated as of March 22, 2000 by and
                            among SignalSoft Corporation, SignalSoft NS Co. and the
                            shareholders of BFound.com Services, Inc.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
        10.3+            -- Investors' Rights Agreement dated as of August 1, 1996 by and among SignalSoft Corporation, the Investors listed on
                            Exhibit A thereto, David Hose, Mark Flolid and Jim Fitch
        10.4+            -- Amendment One to 8/1/96 Investors' Rights Agreement of
                            SignalSoft Corporation
        10.5+            -- Amendment Two to 8/1/96 Investors' Rights Agreement of
                            SignalSoft Corporation
        10.6++           -- Lease Agreement dated as of March 1998 by and between
                            Walnut Canyon Partners and SignalSoft Corporation
        10.7++           -- SignalSoft Corporation Nonqualified Stock Option Plan
                            effective November 17, 1995, as amended
        10.8++           -- Form of Stock Option Grant Agreement
        10.9+++          -- SignalSoft Corporation Equity Incentive Plan
        10.10+++         -- Form of Indemnification Agreement
        21.1+            -- Subsidiaries of SignalSoft Corporation
        23.1             -- Consent of KPMG LLP (SignalSoft Corporation)
        23.2             -- Consent of KPMG LLP (BFound.com Services, Inc.)
        23.3++           -- Consent of Holme Roberts & Owen LLP (included as part of
                            Exhibit 5.1)
        24.1+            -- Powers of Attorney
        27               -- Financial Data Schedule


---------------


 + Previously filed with the Form S-1 Registration Statement on April 13, 2000 (File No. 333-34670) and incorporated by reference.


 ++ Previously filed with Amendment No. 1 to the Form S-1 Registration Statement on June 8, 2000 (File No. 333-34670) and incorporated by reference.


 +++ Previously filed with Amendment No. 2 to the Form S-1 Registration
     Statement on July 14, 2000 (File No. 333-34670) and incorporated by reference.


     (b) Financial Statement Schedules:

     Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Charter or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the undersigned Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, Colorado, on the 28th day of July, 2000.


                                            SIGNALSOFT CORPORATION

                                            By:                 *
                                              ----------------------------------
                                                        David A. Hose
                                              Chief Executive Officer, President
                                                              and
                                              Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                        NAME                                        TITLE                     DATE
                        ----                                        -----                     ----

                          *                            Chief Executive Officer,           July 28, 2000
-----------------------------------------------------    President and Chairman of the
                    David A. Hose                        Board of Directors (Principal
                                                         Executive Officer)

                /s/ ANDREW M. MURRAY                   Senior Vice President of           July 28, 2000
-----------------------------------------------------    Finance, Chief Financial
                  Andrew M. Murray                       Officer and
                                                         Secretary-Treasurer (Principal
                                                         Financial Officer and
                                                         Principal Accounting Officer)

                          *                            Executive Vice President of        July 28, 2000
-----------------------------------------------------    Corporate Development and
                   Mark H. Flolid                        Director

                          *                            Director                           July 28, 2000
-----------------------------------------------------
                Charles P. Waite, Jr.

                          *                            Director                           July 28, 2000
-----------------------------------------------------
                  B. Holt Thrasher

                          *                            Director                           July 28, 2000
-----------------------------------------------------
                   Eric L. Doggett

                          *                            Director                           July 28, 2000
-----------------------------------------------------
                  Perry M. LaForge


*By:      /s/ ANDREW M. MURRAY
     -------------------------------
            Andrew M. Murray
            attorney-in-fact

                                 EXHIBIT INDEX


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1+++         -- Form of Underwriting Agreement
          3.1++          -- Form of Amended and Restated Certificate of Incorporation
                            of SignalSoft Corporation
          3.2++          -- Form of Bylaws of SignalSoft Corporation
          4.1            -- Specimen stock certificate for shares of common stock of
                            SignalSoft Corporation
          5.1++          -- Opinion of Holme Roberts & Owen LLP, regarding legality of securities being registered
         10.1+           -- Series C Preferred Stock Purchase Agreement dated as of
                            December 15, 1999 by and among SignalSoft Corporation and
                            the Investors listed on Exhibit A thereto
         10.2+           -- Purchase Agreement dated as of March 22, 2000 by and
                            among SignalSoft Corporation, SignalSoft NS Co. and the
                            shareholders of BFound.com Services, Inc.
         10.3+           -- Investors' Rights Agreement dated as of August 1, 1996 by and among SignalSoft Corporation, the Investors listed on
                            Exhibit A thereto, David Hose, Mark Flolid and Jim Fitch
         10.4+           -- Amendment One to 8/1/96 Investors' Rights Agreement of
                            SignalSoft Corporation
         10.5+           -- Amendment Two to 8/1/96 Investors' Rights Agreement of
                            SignalSoft Corporation
         10.6++          -- Lease Agreement dated as of March 1998 by and between
                            Walnut Canyon Partners and SignalSoft Corporation
         10.7++          -- SignalSoft Corporation Nonqualified Stock Option Plan
                            effective November 17, 1995, as amended
         10.8++          -- Form of Stock Option Grant Agreement
         10.9+++         -- SignalSoft Corporation Equity Incentive Plan
         10.10+++        -- Form of Indemnification Agreement
         21.1+           -- Subsidiaries of SignalSoft Corporation
         23.1            -- Consent of KPMG LLP (SignalSoft Corporation)
         23.2            -- Consent of KPMG LLP (BFound.com Services, Inc.)
         23.3++          -- Consent of Holme Roberts & Owen LLP (included as part of
                            Exhibit 5.1)
         24.1+           -- Powers of Attorney
         27              -- Financial Data Schedule


---------------


 + Previously filed with the Form S-1 Registration Statement on April 13, 2000 (File No. 333-34670) and incorporated by reference.


 ++ Previously filed with Amendment No. 1 to the Form S-1 Registration Statement on June 8, 2000 (File No. 333-34670) and incorporated by reference.


 +++ Previously filed with Amendment No. 2 to the Form S-1 Registration
     Statement on July 14, 2000 (File No. 333-34670) and incorporated by reference.